As confidentially submitted to the Securities and Exchange Commission on March 2, 2022. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Mobileye Holdings Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	7372	88-0666433
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
c/o Mobileye B.V.
Har Hotzvim, 13 Hartom Street
P.O. Box 45157
Jerusalem 9777513, Israel
+972-2-541-7333
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Anat Heller
Chief Financial Officer
c/o Mobileye B.V.
Har Hotzvim, 13 Hartom Street
P.O. Box 45157
Jerusalem 9777513, Israel
+972-2-541-7333
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
P. Michelle Gasaway Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue Los Angeles, California 90071 (213) 687-5000	Gregg A. Noel Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue Palo Alto, California 94301 (650) 470-4500	John L. Savva Sullivan & Cromwell LLP 1870 Embarcadero Road Palo Alto, California 94303 (650) 461-5600

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
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Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 under the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☐
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		Emerging growth company	☐
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THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion, dated           , 2022.
Preliminary Prospectus
           Shares
Mobileye Holdings Inc.
Class A Common Stock
This is an initial public offering of shares of our Class A common stock, and no public market currently exists for shares of our Class A common stock.
We expect the initial public offering price will be between $       and $      per share.
We intend to use the net proceeds that we receive from this offering to repay approximately $      of indebtedness owed to our affiliate under the Dividend Note (as defined below), and the remainder for working capital and general corporate purposes.
We have granted the underwriters an option for a period of 30 days after the date of this prospectus to purchase up to an additional           shares of our Class A common stock from us at the initial public offering price less the underwriting discounts and commissions.
Following this offering, we will have two classes of authorized common stock: Class A common stock and Class B common stock. The rights of the holders of our Class A common stock and Class B common stock will be identical, except with respect to voting, transfer, and conversion rights. Each share of our Class A common stock will be entitled to one vote. Each share of our Class B common stock will be entitled to ten votes and will be convertible at any time into one share of our Class A common stock, subject to certain conditions. Immediately prior to the completion of this offering, Intel Corporation, a Delaware corporation (Nasdaq: INTC) (together with its subsidiaries other than us, “Intel”), will be our only beneficial owner. Immediately following the completion of this offering, Intel will beneficially own all of the outstanding shares of our Class B common stock representing approximately     % of the voting power of our common stock (or approximately     % if the underwriters exercise their option to purchase additional shares of our Class A common stock in full). As a result, we will be a “controlled company” within the meaning of the corporate governance standards of           (“           ”). See “Management — Controlled Company Exemption” and “Description of Capital Stock — Common Stock.”
We intend to apply to list the shares of our Class A common stock on           under the symbol “      ”.
Investing in our common stock involves risks. See “Risk Factors” beginning on page 16 to read about certain factors you should consider before buying our common stock.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)
See “Underwriting” for a description of the compensation payable to the underwriters.

The underwriters expect to deliver the shares of common stock against payment on or about        , 2022.
Goldman Sachs & Co. LLC	Morgan Stanley
Prospectus dated           , 2022.

Through and including           , 2022 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
Basis of Presentation
In this prospectus, all references to “we,” “us,” “our,” our “company,” “Mobileye,” the “Company,” and similar terms refer to (i) with respect to our historical business, operations, financial performance, and financial condition, including in our combined financial statements, Mobileye Group, which combines the operations of Cyclops Holdings LLC, Mobileye B.V., GG Acquisition Ltd., Moovit App Global Ltd., and their respective subsidiaries, along with certain Intel employees mainly in research and development, and (ii) upon completion of the Reorganization (as defined below), Mobileye Holdings Inc. and its consolidated subsidiaries, which will include the Mobileye Group. References to “Moovit” refer to GG Acquisition Ltd., Moovit App Global Ltd., and their consolidated subsidiaries.
We have a 52- or 53-week fiscal year that ends on the last Saturday in December. Fiscal years 2021, 2020, and 2019 were 52-week fiscal years; fiscal year 2022 is a 53-week fiscal year. Any references to our performance for the years 2021, 2020, and 2019 are references to our fiscal years ended December 25, 2021, December 26, 2020, and December 28, 2019, respectively, and all references to our financial condition as of the end of 2021, 2020, and 2019 are references to the end of such fiscal years. Certain amounts, percentages, and other figures presented in this prospectus have been subject to rounding adjustments. Accordingly,

i

figures shown as totals, dollars, or percentage amounts of changes may not represent the arithmetic summation or calculation of the figures that precede them.
Neither we nor any of the underwriters has authorized anyone to provide you with different or additional information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have authorized for use with respect to this offering. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you or any representation that others may make to you. We and the underwriters are not making an offer of these securities in any state, country, or other jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any free writing prospectus is accurate as of any date other than the date of the applicable document regardless of its time of delivery or the time of any sales of our common stock. Our business, results of operations, and financial condition may have changed since the date of the applicable document.
Financial statements included in this prospectus have been prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”). We have included in this prospectus certain non-GAAP financial measures, as well as the reconciliations of those measures to the most directly comparable GAAP financial measures, as further described under “Management’s Discussion and Analysis of Financial Condition and Result of Operations — Non-GAAP Financial Measures.” These non-GAAP measures are provided because our management uses these financial measures to make decisions, establish business plans and forecasts, identify trends affecting our business, and evaluate performance.

ii

PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus and does not contain all the information you should consider before making an investment decision. You should read the entire prospectus carefully, including the sections entitled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our historical combined financial statements and the accompanying notes included elsewhere in this prospectus, before making an investment decision.
Company Overview
Mobileye is a leader in the development and deployment of advanced driver assistance systems (“ADAS”) and autonomous driving technologies and solutions. We pioneered ADAS technology more than 20 years ago and have continuously expanded the scope of our ADAS offerings, while leading the evolution to autonomous driving solutions.
Our portfolio of solutions is built upon a comprehensive suite of purpose-built software and hardware technologies designed to provide the capabilities needed to make the future of ADAS and autonomous driving a reality. These technologies can be harnessed to deliver mission-critical capabilities at the edge and in the cloud, advancing the safety of road users, and revolutionizing the driving experience and the movement of people and goods globally.
While today ADAS is central to the advancement of automotive safety, we believe that the future of mobility is autonomous. However, mass adoption of autonomous vehicles is still nascent. Full autonomy — where a human is not actively engaged in driving the vehicle for extended periods of time — requires the autonomous driving solution to be capable of navigating any environment in any condition at any time. Additionally, developing a technology platform whose decision-making process and resulting actions are verifiable is critical to enabling autonomous driving solutions at scale. The ability to drive autonomously not only requires a substantial amount of data, but also a robust technology platform that can withstand the validation and audit process of global regulatory bodies. Finally, the autonomous driving solution needs to be produced at a cost that makes it affordable. We are building our technology platform to address these fundamental and significant challenges in order to enable the full spectrum of solutions, from ADAS to autonomous driving.
We believe that our industry-leading technology platform, built upon over 20 years of research, development, data collection and validation, and purpose-built software and hardware design, gives us a differentiated ability to not only deliver excellent safety ratings and maintain a leadership position with our ADAS solutions, but also to make the mass deployment of autonomous driving solutions a reality. We also believe that the breadth of our solutions, combined with our global customer base, represents a significant market opportunity for us. We estimate the current total addressable market (“TAM”) to be approximately $16 billion, composed entirely of selected ADAS market opportunities. We expect the near-term TAM to be approximately $40 billion and the long-term TAM to be approximately $480 billion, as the value of ADAS functionality increases and as Autonomous Vehicle (“AV”) deployment, both in consumer-owned vehicles and fleet-owned vehicle networks, accelerates. We define the near-term TAM as the market size in or about 2026 and the long-term TAM as the market size in or about 2030. The TAM combines market opportunities in ADAS and AV, including Autonomous Mobility as a Service (“AMaaS”).
We have experienced significant growth since our founding. For 2021, 2020, and 2019, our revenue was $1.4 billion, $967 million, and $879 million, respectively, representing year-over-year growth of 43% in 2021. We recorded net losses of $75 million, $196 million, and $328 million in 2021, 2020, and 2019, respectively. Our Adjusted Net Income for 2021, 2020 and 2019 was $474 million, $289 million, and $51 million, respectively. As of the end of 2021, our solutions had been installed in more than 700 vehicle models (including local country variations) sold by over 38 Original Equipment Manufacturers (“OEMs”) worldwide and our System-on-Chips (“SoCs”) had been deployed in over 100 million vehicles, and we announced over 40 new design wins in 2021 alone. We estimate, based on our existing design wins through 2021, that our ADAS solutions will be deployed in more than an additional 230 million vehicles by 2030, including approximately 50 million vehicles based on our 2021 design wins. These estimates are based on projections of future production volumes that were provided by the OEMs at the time of sourcing our design wins with them for the models related to those design wins. These estimates may deviate from actual production volume (which may be higher or lower than the estimates) and do not include design wins after 2021.
We were founded in Israel in 1999 by Professor Amnon Shashua, our Chief Executive Officer, and Ziv Aviram. Prior to being acquired by Intel for $15.3 billion in 2017, we completed an initial public offering in 2014 and traded under the symbol MBLY on the New York Stock Exchange.
Our Technology Platform is Built to Enable the Full-Stack of Autonomous Solutions
Our technology platform, which includes our software and hardware intellectual property, leverages our decades of experience as a technology leader for sensing and perception solutions for the automotive industry and our focused efforts to build highly scalable and cost-efficient autonomous solutions. Our technologies are foundational to the development and deployment of our ADAS capabilities and consumer AV. Our platform is built on five fundamental pillars:
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highly advanced, road-tested, sensing and perception technologies built upon years of technology leadership in computer vision and powered by our mission critical software and purpose-built EyeQ® family of SoCs;

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a high-precision mapping system, our Road Experience Management™ (“REM™”), that generates AV maps from crowd-sourced data that is uploaded and analyzed in the cloud from REM™-equipped production ADAS solutions that are deployed on vehicles on the road;

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a redundant sensor fusion architecture, which we call True Redundancy™, designed to employ two independent perception sub-systems — one based solely on cameras, and the other solely on a radar-light detection and ranging (“LiDAR”) subsystem, to enable our goal of building a fully autonomous driving-system that can be validated as safer than human-driven vehicles and deployed in a cost-efficient manner;

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the design of next generation imaging-radars, a solution targeted to reduce the need for multiple LiDAR units, and front-facing frequency-modulated continuous wave (“FMCW”) LiDAR units in the redundant sensor configuration of the future, to enable our goal of building a cost-effective fully autonomous driving-system; and

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our Responsibility-Sensitive Safety (“RSS”) framework, which has continuously been optimized since it was first published in 2017, is used by international bodies that are currently developing standards with respect to the safety of AV, and forms the backbone of our human-like, computationally efficient, driving policy and decision-making engine.

These five pillars form the core of our platform, and we intend to deploy them with increasing functionality to continue to enhance our market-leading ADAS solutions and lead the evolution to autonomous driving solutions.
Efficiency and Scale are the Foundation of our Rich Portfolio of Solutions
We are focused on offering full-stack solutions across the ADAS and autonomous driving markets. These include or are expected to include:
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a range of ADAS solutions supporting not only “base” features to meet global regulatory requirements and safety ratings, but also higher-function cloud-enhanced feature sets including crowd-sourced maps and “eyes-on/hands-free” point-to-point assisted driving solutions;

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“eyes-off/hands-free” autonomous driving solutions with a human driver still in the driver’s seat that may require driver intervention in certain situations for consumer AV with the ability to drive safely without geofenced limitations; and

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a set of solutions for AMaaS, including a self-driving system, the self-driving vehicles delivered in partnership with OEMs, and a customer-facing application for the movement of people and goods.

We believe we can reach series production for each of these technologies in the future, as each is accomplished by adding a block of our discrete intellectual property that is either in production today or in advanced development stages. We believe that our range of value-creating solutions that are scalable, verifiable, and cost-effective represent a significant competitive advantage.
Efficiency
Our purpose-built EyeQ® family of SoCs have a low power consumption profile and tight software/hardware coupling to achieve “lean compute” for efficiency. The principle of efficiency permeates the overall solution design, including our True RedundancyTM approach, with separate subsystems to increase robustness and reduce the compute resources required to validate the solution, and RSS, which separates the perception system’s validation from the driving policy system. Both of these are critical contributors to achieving efficient solutions.
Scale
We achieve scale by designing our solutions to operate at a cost and performance level that allows our solutions to become ubiquitous. We have designed our solutions to operate with four scale-driven elements:
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our REM™ crowd-sourced AV maps allow the map-building and map-updating process to be automated. Our AV maps are designed to enable vehicles equipped with our new category of cloud-enhanced ADAS that we call “Cloud-Enhanced Driver Assist” and autonomous driving solutions to drive without the limitations of pre-mapped geofenced zones. These AV maps will support our efforts to deploy in new cities and geographies quickly;

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our cost-optimized EyeQ® SoC family is highly scalable and built to be at the core of our full spectrum of current and future ADAS and AV solutions, from base ADAS to autonomous driving. Our current EyeQ®4Mid, 4High, 5Mid, 5High, and our recently announced 6Lite, and 6High, cover the entire spectrum of our ADAS solutions portfolio, and our recently announced EyeQ Ultra™, a monolithic “AV-on-Chip”, covers our autonomous driving solutions portfolio;

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our software-defined imaging radars and associated perception technology are designed to function as a second redundant perception layer. By reducing the LiDAR content per vehicle, we believe we will be able to reduce costs significantly, and facilitate consumer AV and AMaaS solutions at scale; and

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our driving policy (RSS-based) is designed for global deployment, as it does not rely on local or regional driving cultural norms. In 2021, we announced the expected initial commercial deployment of our AMaaS offering in Munich and Tel Aviv together with Moovit in addition to our current testing sites in Israel, Detroit, Munich, Paris and Tokyo.

We Have a History of Innovation and Market Leadership
As of the end of 2021, our solutions had been installed in more than 700 vehicle models (including local country variations) sold by over 38 OEMs worldwide and our SoCs had been deployed in over 100 million vehicles, and we announced over 40 new design wins in 2021 alone. We estimate, based on our existing design wins through 2021, that our ADAS solutions will be deployed in more than an additional 230 million vehicles by 2030, including approximately 50 million vehicles based on our 2021 design wins.
We currently ship a variety of ADAS solutions to 13 of the 15 largest automakers in the world in addition to many smaller OEMs, and we are recognized for our top-rated safety solutions globally.
Since 2007, when we first launched the EyeQ®1, we have introduced numerous industry-first ADAS products.
Our Family of Purpose-Built EyeQ® SoCs
Our family of purpose-built EyeQ® SoCs is fundamental to our leadership position in ADAS. Our EyeQ® SoCs incorporate a set of proprietary compute-acceleration models, to enhance the accuracy, quality, and functional safety of our perception solutions, while minimizing the power consumption to address the requirements of the automotive market. The EyeQ® family design enables a scalable Electronic Control Unit (“ECU”) architecture, thereby supporting a variety of ADAS solution architectures.

Road Experience Management™
REM™ is a cloud-based system that leverages the broad installed-base of REM™-equipped vehicles to build Mobileye Roadbook™, our crowd-sourced, high-definition maps of roads from around the world.
By augmenting our base ADAS with REM™ and Mobileye Roadbook™, we have pioneered the new ADAS category of cloud-enhanced ADAS, which we call Cloud-Enhanced Driver Assist.
Our Roadmap to Enable Mass AV Deployment
We believe autonomous driving requires two further major advancements, each of which we are developing, and includes a regulatory framework for deploying AV at scale and a unique sensor fusion architecture, which enhances the effectiveness of the self-driving system.
RSS: Our Technology Safety Concept for Deploying AV at Scale
RSS is a formal, explicit, machine interpretable model governing the safety of our autonomous driving solutions’ driving policy. RSS articulates a set of plausible-worst-case assumptions regarding the behavior of other road-users, thereby enabling assertive, human-like driving while rigorously respecting the boundary between safe driving decisions and dangerous, risk-inducing ones.
True Redundancy™: Our Unique Sensor Fusion Architecture
Our unique architecture design, called True Redundancy™, further enhances the robustness and safety of our self-driving system. Rather than fusing all different sensor modalities prior to creating an “environment model” of the world, we have created two independent perception sub-systems. One subsystem is powered solely by cameras and the other is powered by active sensors (radars and LiDARs).
A byproduct of our True Redundancy™ architecture is enabling subsystems of our AV development to “scale down” to ADAS, thus creating a seamless and scalable solution portfolio from ADAS to autonomous driving. For example, our Premium Driver Assist offering, Mobileye SuperVision™, recently launched by Geely Group for its Zeekr premium electric vehicle brand, is a productization of the camera-only subsystem of our autonomous driving development, offering fully operational point-to-point assisted driving navigation.
We are designing a first-of-its-kind “software-defined” imaging radar with a dynamic range and resolution backed by advanced processing algorithms to enable an independent “sensing state.” We believe our custom designed imaging radars will allow us to eliminate the need for multiple high-cost LiDARs around the vehicle, thereby significantly lowering the overall cost of the required sensors compared to other solutions that use LiDAR-centric or LiDAR-only systems.
In January 2022, we announced a design win of our consumer AV system, Mobileye Chauffeur™, with Zeekr. Consumer AV ranges from very limited operational design domain (e.g., low-speed, highway-only “traffic jam pilot” systems) to the much more expansive operational design domain that we are pursuing through our Mobileye Chauffeur™ solution. Mobileye Chauffeur™ is expected to be capable of “eyes-off/hands-free” driving with a human driver still in the driver’s seat, in a gradually expanding operational driving domain, and is expected to use surrounding imaging radars and front-facing LiDAR but may require driver intervention in certain situations.
Building upon Mobileye Chauffeur™, which targets the consumer-owned AV market, we are developing Mobileye Drive™, our Level 4 self-driving system targeted for fleet-owned AMaaS and goods delivery networks. We believe we are well positioned to commercialize these opportunities and that our scale, cost, and regulatory validation advantages will become evident to the broader market and lead to significant additional opportunities to grow these services globally.
The Autonomous Vehicle Revolution
We believe that the availability of AVs will cause a significant transformation in mobility, including vehicle ownership and utilization. We expect that AV technology will eventually be accessed by consumers through shared-vehicle AMaaS networks, as well as in consumer-owned and operated AVs. It is our view that, to reach the full potential of autonomous driving over the long-term, the technology solutions that enable these separate markets should converge over time, and that is reflected in our strategy.
Autonomous driving has the potential to dramatically increase the proliferation of shared mobility, creating greater utilization of what is currently a significantly underutilized asset: the car. We believe that this model will ultimately manifest itself in the form of networks operated by a variety of different automotive and technology companies where the consumer will be able to hail on-demand transportation at the click of a button, instead of owning a vehicle. As autonomous driving technology advances, a number of new transportation use cases are expected to emerge around the type of vehicle ownership, what is transported, and where and when the vehicle can operate.
Challenges to Making Autonomous Vehicles Ubiquitous
To make autonomous vehicles at scale a reality, we believe that there are three core challenges that must be addressed:
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Regulatory Endorsement — Autonomous driving solutions must be architected, by design, to be verifiably safe, in a manner that fosters broad societal and regulatory endorsement.

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Geographic Scale — Geographic scale refers to the challenge of creating high-definition maps with great detail and accuracy, and keeping those maps continuously updated, which is crucial for series production AVs.

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Cost — In order for autonomous driving consumer vehicles to scale in volume, we believe the cost of the self-driving system needs to be reduced significantly, such as to several thousands of dollars, an order of magnitude lower than the cost of market solutions to date.

Our Solutions
We are building a robust portfolio of end-to-end ADAS and autonomous driving solutions to provide the capabilities needed for the future of autonomous driving, leveraging a comprehensive suite of purpose-built software and hardware technologies. We pioneered “base” ADAS features to meet global regulatory requirements and safety ratings with our Driver Assist solution and we have since created a new category of ADAS with our Cloud-Enhanced Driver Assist and Premium Driver Assist offerings. Additionally, by leveraging Mobileye SuperVision’s™ full-surround computer vision and True Redundancy™, we are developing Mobileye Chauffeur™, our consumer AV solution with a human driver still in the driver’s seat that may require driver intervention in certain situations, and Mobileye Drive™, our Level 4 autonomous driving solution. Together with Moovit’s urban mobility and transit application and its global user base, we are developing our own AMaaS offering for consumers built upon Mobileye Drive™.
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Driver Assist.   Base Driver Assist functions are foundational to our spectrum of ADAS and AV solutions and include critical safety features such as real-time detection of road users, geometry, semantics, and markings to provide safety alerts and emergency interventions.

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Cloud-Enhanced Driver Assist.   Cloud-Enhanced Driver Assist provides drivers with high-accuracy interpretations of a scene in real-time utilizing centimeter-level drivable path accuracy, foresight of the path ahead, and other semantic information provided by our crowdsourced REM™ mapping system.

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Mobileye SuperVision™.   Mobileye SuperVision™, our Premium Driver Assist offering, is a fully operational point-to-point assisted driving navigation solution and includes cloud-based enhancements such as REM™ and supports over-the-air (“OTA”) updates.

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Mobileye Chauffeur™.   Mobileye Chauffeur’s™ first generation solution will be based on six EyeQ®5 High SoCs, and the next generation will be powered by one EyeQ Ultra™, our AV-on-Chip. It will combine our leading computer vision camera-based perception subsystem with a radar-LiDAR subsystem. Mobileye Chauffeur™ will provide 360-degrees of coverage through two independent and redundant sensing subsystems offering True Redundancy™ to reduce the validation burden and, along with REM™ AV maps and RSS, to increase scalability and safety.

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Mobileye Drive™.   Mobileye Drive™, our Level 4 solution, will encompass our core autonomous driving technologies found in Mobileye Chauffeur™ and will deliver the driving functions without the need for any in-vehicle human intervention by adding teleoperability and by minimizing cases where human input would be required.

Mobileye Drive™ may be offered across two increasingly vertically integrated product sets, each underpinned by our full set of autonomous driving technology solutions:
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Self-Driving System & Vehicles.  We expect to sell our Mobileye Drive™ Level 4 self-driving system through business-to-business channels into a range of transportation network operators and vehicle OEMs, which would operate a variety of services (e.g., consumer-facing AMaaS, transportation on demand, and the delivery of goods).

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AMaaS.   Additionally, Mobileye Drive™ will be designed to interface with Moovit’s mobility-as-a-service (“MaaS”) platform, which adds a service layer and a ready-made user base. Moovit's global user base will provide a ready consumer base for our business-to-business customers. It will also provide the necessary service and user-base layer within our own AMaaS solution where we plan to deploy Mobileye-Drive-enabled self-driving vehicles in partnership with fleet operators.

Overall, we believe our proprietary set of software and hardware technology solutions results in significant competitive advantages and a wider range of potential offerings compared to other approaches by industry participants attempting to commercialize network-deployed autonomous vehicles.
Our Data Driven Network Effect
We have assembled a substantial dataset of real-world driving experience, encompassing over 200 petabytes of data, which includes 18 million clips collected over decades of driving on urban, highway, and arterial roads in over 80 countries that enable us to develop advanced computer vision algorithms to fit road scenarios and use cases that our system encounters. We have developed sophisticated 2D and 3D automatic-labeling methodologies that, together with a team of over 2,300 external specialized annotators, allow for fast development cycles for our computer vision engines based on the dataset we have. In addition, our advanced data labeling infrastructure and data mining tools can unlock significant data-driven insights. In parallel, we have created a rich dataset of automatically produced AV maps, consisting of 2.5 billion miles as of the end of 2021 from a broad installed-base of REM™-enabled vehicles worldwide. Our dataset creates a powerful network effect as we seek to continually improve our solutions as more vehicles are deployed with our technology.
Our Competitive Strengths
We believe that our leadership in ADAS and autonomous driving is based primarily on our: (1) first-mover advantage; (2) technology, including differentiated technological cores and solution architectures; (3) comprehensive portfolio of solutions; (4) delivery, including agility, response times, and time-to-market; and (5) inherent cost-driven advantages. These significant advantages form the basis for our competitive strengths as follows:
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Coupling of software and hardware delivers optimized performance and efficiency — We design our own purpose-built SoCs and develop a software stack to optimally match the architecture of the SoCs with the computational workloads required by the software stack. Our approach results in low power consumption and lean compute, yet is able to support a very powerful range of solutions for the ADAS and AV markets.

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Scalable EyeQ® SoC design addresses the entire spectrum of ADAS and autonomous driving — Our EyeQ® architecture is highly scalable, powers our solutions, ranging from our base ADAS to highly advanced autonomous driving solutions and is designed to support the increasingly computationally intensive demands of ADAS and autonomous driving solutions on the same architecture.

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Industry leading computer vision capabilities — We are a technology leader for computer vision solutions for ADAS, and we have continuously enhanced our leadership position since we launched with customers in 2007 through our ability to meet the extreme performance, accuracy, and cost metrics of our OEM customers.
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“Scale by design” approach — Our technology platform is built to deliver autonomous driving solutions at scale by leveraging our REM™ mapping technology, our True Redundancy™ approach, our RSS and driving policy, and our active sensor architecture based on our imaging radars.

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Autonomous driving-ADAS synergies — The autonomous driving-ADAS interplay is bi-directional: advanced technologies transfer from autonomous driving to ADAS and significantly enhance our market proposition, and in turn, these advanced autonomous driving technologies are validated in commercial, mass market ADAS deployments and contribute to the process of verifying and validating the various elements of our autonomous driving solution stack.

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Road Experience Management™creates a powerful network effect and long-term competitive advantage — Our REM™ system is a crucial ingredient that we believe allows for: (1) defining a new category of cloud-enhanced ADAS that we call Cloud-Enhanced Driver Assist; (2) evolving ADAS to an “eyes-on/hands-free” point-to-point assisted driving navigation; and (3) the scale deployment of AV. REM™ benefits from a powerful network effect, where more vehicles with REM™ enabled technology from which we are able to collect and process data, not only improves our own solutions, but also delivers benefits to our customers and to consumers through greater safety and expanded functionality. We believe this network effect creates a powerful competitive advantage, particularly given our leadership position in ADAS, as we are able to efficiently collect large amounts of data from our consumer solutions already deployed on roads globally through their regular use.

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Data and technology advantage — We have assembled a substantial dataset of real-world driving experience, encompassing over 200 petabytes of data, which includes 18 million clips collected over decades of driving on urban, highway, and arterial roads in over 80 countries. Our dataset creates a powerful network effect as we seek to continually improve our solutions as more vehicles are deployed with our technology.

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RSS and driving policy are designed for global deployment — RSS is the key enabler of our “lean compute” driving policy design, where we distinctly separate driving comfort features from safety-related inhibitions and adjustments. Our RSS-based driving policy is designed for global deployment, as it does not need to be tailored to specific driving cultures.

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Proprietary technology for active sensors (radars and LiDAR) unlocks consumer AV at scale — We believe that our cost-efficient active sensing technology design will support consumer AV at scale production. Our differentiated True Redundancy™ architecture will leverage our imaging-radar and FMCW LiDAR. We believe our active sensor strategy will give us the ability to significantly reduce the cost of the overall sensor suite by having the software-defined imaging radars we are developing replace multiple, expensive LiDARs around the vehicle, with LiDAR required only for the front-facing sensor.

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Moovit provides a stand-ready user base for our AMaaS solutions — Moovit is our urban mobility and transit application. As of the end of 2021, Moovit had over 1.3 billion users globally and service in over 3,500 cities across 112 countries, and was generating approximately six billion anonymous data points daily, tracking mobility demand patterns globally, enabling a key mobility intelligence layer that can be used to intelligently predict ride demand and thus help to optimize fleet utilization.

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Deep, collaborative ecosystem relationships — Our deep global relationships with key partners across the value chain, from component suppliers, through Tier 1 customers and up to OEMs, offer us a broad and diverse set of collaboration opportunities for high-performance computing, networking, and advanced packaging technologies, among others, from the vehicle to the cloud.

Our Growth Strategies
Key levers of our growth strategy are:
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Benefit from regulatory and safety rating changes promoting base ADAS — We intend to continue to lead and deliver upon global regulatory and safety requirements for base ADAS features by maintaining and enhancing our vision only solution.

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Capitalize on Cloud-Enhanced Driver Assist features — We have pioneered a cloud-enhanced ADAS solution, which offers customers using advanced EyeQ® versions (EyeQ®4 and above) a significant value through our REM™ technology. In the future, we plan to create revenue streams from our OTA capabilities and AV maps through solution upgrades.

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Further enhance our Premium Driver Assist solution — Our Mobileye SuperVision™ solution represents a comprehensive “eyes-on/hands-free” ADAS solution. We believe that the high value-add, our continuous efforts to add capabilities, as well as the competitive price point of Mobileye SuperVision™ will allow it to gain strong market traction in the coming years.

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Innovate and commercialize our next-generation autonomous driving solutions — Propelled by our next generation AV-on-Chip SoC, which we call EyeQ Ultra™, our surround computer vision Mobileye SuperVision™ solution, and our True Redundancy™ architecture, we believe that we will be positioned to deliver an autonomous driving solution that can enable the mass adoption of AV. We believe our premium ADAS capabilities with our Mobileye SuperVision™ solution and Level 4 capabilities with Mobileye Drive™ will help us provide our customers with innovative solutions and enable further growth for us.

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Utilize our flexible platform to expand our collaboration with our OEM customers — We have designed our EyeQ® SoCs together with an open Software Development Kit (“SDK”) to enable co-hosting of third-party software and customer workloads on vehicles equipped with our solutions. We are partnering with leading technology suppliers to expand our products by offering features and services alongside our core technology platform.

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Capitalize on our active sensor technology — We intend to continue to develop and commercialize next-generation active sensors such as software-defined imaging radars and solution architectures based on FMCW LiDAR, which leverage our artificial intelligence (“AI”) capabilities.

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Accelerate our roadmap of next generation proprietary EyeQ® SoCs — Our EyeQ® SoCs are purpose-built for sensing and perception technologies and optimized for high throughput and power efficiency. Our architecture is highly scalable and is designed to support the increasing and computationally intensive demands of both the continued evolution of ADAS and future autonomous driving applications. We intend to continue to accelerate our technology leadership with a focus on silicon, packaging, and systems level needs to deliver cost-efficient processing at the edge.

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Utilize our substantial and growing dataset to continuously improve the intelligence and robustness of our solutions — We will continue to grow the depth and breadth of our substantial dataset, which, as of the end of 2021, encompasses over 200 petabytes of data and 2.5 billion miles of AV mapped roads from a broad installed-base of REM™-enabled vehicles worldwide. We believe that our ability to use this data to create, maintain, and improve our high-precision AV maps through our REM™ mapping system will enable us to further improve our ADAS offerings and position us well for autonomous driving.

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Establish our Level 4 autonomous and AMaaS solutions — We believe that Mobileye Chauffeur™ and Mobileye Drive™ will unlock new use cases and end-consumers for our OEM and fleet-owner customers, which will be applicable for both the AMaaS and consumer AV markets. We expect to add additional cities to our AMaaS offerings to showcase our industry-leading technology and to help accelerate the pace of AV adoption.

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Benefit from opportunities in large emerging markets — We intend to continue to invest in partnerships in China and India, among other emerging markets, to accelerate ADAS and autonomous driving adoption. We believe our long-term partnerships with large Chinese OEMs such as Geely, Great Wall Motors, and SAIC, and Indian OEMs such as Mahindra & Mahindra position our solutions at the forefront of continued innovation and market growth.

Relationship with Intel
Prior to this offering, Intel beneficially owned 100% of our outstanding shares of common stock and we operated as Intel’s wholly owned subsidiary. Upon the completion of this offering, Intel will beneficially own all of the outstanding shares of our Class B common stock, representing approximately    % of the

voting power of our common stock (or approximately    % if the underwriters exercise their option to purchase additional shares of our Class A common stock in full). As a result, Intel will be able to control all matters submitted to our stockholders for approval, including the election of our directors and the approval of significant corporate transactions. See “Risk Factors — Risks Related to our Relationship with Intel and our Dual Class Structure — We expect to be a “controlled company” within the meaning of the corporate governance standards of           . As a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance standards. You will not have the same protections afforded to stockholders of companies that are subject to all corporate governance requirements of           . Prior to the completion of this offering, we will enter into certain agreements (collectively, the “Intercompany Agreements”) with Intel and certain of its subsidiaries that will provide a framework for our ongoing relationship with Intel. We and Intel expect to continue as strategic partners following the completion of this offering, collaborating on projects to pursue the growth of computing and advanced technology in the automotive sector. See “Certain Relationships and Related Party Transactions — Intercompany Agreements.”
Corporate Information
Mobileye was founded in Israel in 1999 by Professor Amnon Shashua, our President and Chief Executive Officer, and Ziv Aviram. Our principal executive offices are located at Har Hotzvim, 13 Hartom Street, Jerusalem 9777513, Israel, and our phone number is +972-2-541-7333. Our website address is www.mobileye.com. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus.
Trademarks and Trade Names
The Mobileye name, our logo, and other trademarks mentioned in this prospectus, including, among others, EyeQ®, EyeQ Ultra™, Road Experience Management™, REM™, True Redundancy™, Mobileye Chauffeur™, Mobileye Drive™, Mobileye SuperVision™, and Moovit, are the property of Mobileye. Trade names, trademarks, and service marks of other companies appearing in this prospectus are the property of their respective holders.
Reorganization
We will remain a wholly owned subsidiary of Intel until the completion of this offering. Immediately following the completion of this offering, Intel will beneficially own all of the outstanding shares of our Class B common stock representing approximately    % of the voting power of our common stock (or approximately    % if the underwriters exercise their option to purchase additional shares of our Class A common stock in full). Prior to the completion of this offering, we will consummate the following transactions:
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the legal purchase by us of 100% of the issued and outstanding equity interests of the Moovit entities from Intel;

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the transfer of certain employees and assets relating to the Mobileye business from Intel to us;

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the distribution of an aggregate amount of $          in cash from our Israeli subsidiary to Intel (the “Dividend”);

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the distribution to Intel of a promissory note agreeing to pay Intel an aggregate of $        (the “Dividend Note”);

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the legal entity reorganization of our operations comprising the Mobileye Group business so that they are all under the single parent entity, Mobileye Holdings Inc.; and

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the execution of the Intercompany Agreements with Intel, whereby, among other matters, Intel will continue to provide certain administrative and operational services, including the supply and license of certain technologies, whereby we will supply Intel with certain technologies, and whereby Intel’s and our respective rights, responsibilities and obligations with respect to all tax matters will be governed (including tax liabilities, tax attributes, tax returns and tax audits).

We refer to the foregoing transactions we will consummate prior to the completion of this offering collectively as the “Reorganization.” For further information and descriptions of the transactions in the Reorganization, see “Certain Relationship and Related Party Transactions.”

Our Structure
Immediately following this offering and the application of the net proceeds from this offering:
•
our issued and outstanding common stock will be held as follows:           shares of our Class A common stock (or           if the underwriters exercise their option to purchase additional shares of our Class A common stock in full), representing all of the issued and outstanding shares of our Class A common stock, will be held by investors in this offering; and           shares of our Class B common stock, representing all of the issued and outstanding shares of our Class B common stock, will be beneficially owned by Intel; and

•
our combined voting power will be held as follows: approximately    % (or approximately    % if the underwriters exercise their option to purchase additional shares of our Class A common stock in full) by investors in this offering; and approximately    % (or approximately    % if the underwriters exercise their option to purchase additional shares of our Class A common stock in full) beneficially by Intel.

Risk Factor Summary
Our business is subject to a number of risks and uncertainties that you should understand before making an investment decision. These risks are discussed more fully in the section entitled “Risk Factors” following this prospectus summary. These include:
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If we are unable to develop and introduce new solutions and improve existing solutions in a cost-effective and timely manner, our business, results of operations, and financial condition would be adversely affected.

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We invest significantly in research and development, and to the extent our research and development efforts are unsuccessful, our competitive position would be negatively impacted and our business, results of operations, and financial condition would be adversely affected.

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We operate in a highly competitive market.

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We have experienced and are continuing to experience constraints in the supply of our EyeQ® SoCs as the result of the global semiconductor shortage, and future shortages in the supply of our EyeQ® SoCs or other critical parts would adversely affect our business, results of operations, and financial condition.

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We face additional supply chain risks and risks of interruption of requisite services, including, as a result of our reliance on a single supplier or limited suppliers and vendors, for certain components, equipment, and services.

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Increases in costs of the materials and other components that we use in our solutions would adversely affect our business, results of operations, and financial condition.

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Our business may suffer from claims relating to, among other things, actual or alleged defects in our solutions, or if our solutions actually or allegedly fail to perform as expected, and publicity related to these claims could harm our reputation and decrease demand for our solutions or increase regulatory scrutiny of our solutions.

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We invest significant effort and money seeking OEM selection of our solutions, and there can be no assurance that these efforts will result in the selection of our solutions for use in production models. If we fail to achieve a design win after incurring substantial expenditures in these efforts, our future business, results of operations, and financial condition would be adversely affected.

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There is no guarantee that our customers will purchase our solutions in any certain quantity or at any certain price even after we achieve design wins, and there may be significant delays between the time we achieve a design win until we realize revenue from the vehicle model.

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We depend on a limited number of Tier 1 customers and OEMs for a substantial portion of our revenue, and the loss of, or a significant reduction in sales to, one or more of our major Tier 1 customers and/or the discontinued incorporation of our solutions by one or more major OEMs in their vehicle models would adversely affect our business, results of operations, and financial condition.

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We are highly dependent on the services of Professor Amnon Shashua, our President and Chief Executive Officer.

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If we are unable to attract, retain, and motivate key employees, then our business, results of operations, and financial condition would be adversely affected.

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We face integration risks and costs associated with companies, assets, employees, products, and technologies that we have or that we may acquire, including with our acquisition of Moovit.

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Interruptions to our information technology systems and networks and cybersecurity incidents could adversely affect our business, results of operations, and financial condition.

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Security breaches and other disruptions of our in-vehicle systems and related data could impact the safety of our end users and reduce confidence in us and our solutions.

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Adverse conditions in the automotive industry or the global economy more generally would adversely affect our business, results of operations, and financial condition.

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If OEMs are unable to maintain and increase consumer acceptance of ADAS and autonomous driving technology, our business, results of operations, and financial condition would be adversely affected.

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We operate in an industry that is new and rapidly evolving, and market opportunity estimates and market growth forecasts included in this prospectus are subject to significant uncertainty.

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Our business, results of operations, and financial condition may be adversely affected by changes in automotive safety regulations or concerns that could increase our costs or delay or halt adoption of our solutions.

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The dual class structure of our common stock will have the effect of concentrating voting control with Intel, and Intel will own shares of our Class B common stock, representing a majority of the shares of our common stock and approximately     % of the voting power of our outstanding capital stock immediately following this offering. This will limit or preclude your ability to influence corporate matters.

THE OFFERING
Issuer
Mobileye Holdings Inc.
Class A common stock offered by us
     shares
Class A common stock to be outstanding after this offering
       shares (or shares if the underwriters exercise their option to purchase additional shares of our Class A common stock in full).
Option to purchase additional shares of Class A common stock
We have granted the underwriters an option to purchase up to          additional shares of our Class A common stock. The underwriters may exercise this option at any time within 30 days from the date of this prospectus. See “Underwriting.”
Class B common stock to be outstanding after this offering
      shares
Total shares of common stock to be outstanding after this offering shares (or shares if the underwriters exercise their option to purchase additional shares of our Class A common stock in full).
Use of Proceeds
We expect to receive net proceeds of approximately $      million (or approximately $      million if the underwriters exercise their option to purchase additional shares of our Class A common stock in full) from the sale of our Class A common stock in this offering assuming an initial public offering price of $         per share (the midpoint of the price range set forth on the cover of this prospectus) and after deducting estimated offering expenses and underwriting discounts and commissions payable by us.
We intend to use the net proceeds that we receive from this offering to repay approximately $      of indebtedness under the Dividend Note and the remainder for working capital and general corporate purposes.
See “Use of Proceeds.”
Voting
Each share of our Class A common stock will be entitled to one vote. Each share of our Class B common stock will be entitled to ten votes.
The holders of our Class A common stock and Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders unless otherwise required by Delaware law or our amended and restated certificate of incorporation. See “Description of Capital Stock.”
Concentration of ownership
Intel, which beneficially owns 100% of the outstanding shares of our common stock prior to this offering, will beneficially own approximately    % of the voting power of our common stock (or approximately    % if the underwriters exercise their option to purchase additional shares of our Class A common stock in full) after the completion of this offering and, as a result, will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of significant corporate transactions. See “Description of Capital Stock.”
We will be a “controlled company” within the meaning of the corporate governance standards of          . See “Management — Controlled Company Exemption.”
Dividends
We intend to retain any future earnings and do not anticipate declaring or paying any cash dividends in the foreseeable future.
Any declaration and payment of future dividends to holders of our common stock will be at the sole discretion of our board of directors and will depend on many factors, including economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, legal, tax, and regulatory restrictions, including restrictive covenants contained in certain of our subsidiaries’ credit facilities, and such other factors as our board of directors may deem relevant. See “Dividend Policy.”
Intercompany Agreements
Prior to the completion of this offering, we will enter into the Intercompany Agreements with Intel and certain of its subsidiaries, whereby Intel and such subsidiaries will continue to provide certain administrative and operational services and will supply and license certain technologies to us, and we will supply Intel with certain technologies. See “Certain Relationships and Related Party Transactions —  Intercompany Agreements.”
Listing
We intend to apply to list our Class A common stock on          under the symbol “          ”.
Risk Factors
See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.
The number of shares of our common stock to be outstanding immediately after this offering:
•
is based on           shares of our Class A common stock and           shares of our Class B common stock outstanding on      , 2022;

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excludes           shares of our Class A common stock issuable upon exercise of stock options to be issued under our equity incentive plan in connection with the completion of this offering at an exercise price equal to the fair market value on the date of grant;

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excludes           shares of our Class A common stock issuable upon vesting of restricted stock awards to be issued under our equity incentive plan in connection with the completion of this offering; and

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excludes           shares of our Class A common stock reserved for future issuance under our equity incentive plan.

Unless otherwise indicated, the information in this prospectus:
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gives effect to the Reorganization;

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assumes an initial public offering price of $      per share of our Class A common stock, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus;

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assumes the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering; and

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assumes no exercise of the underwriters’ option to purchase additional shares of our Class A common stock.

SUMMARY HISTORICAL COMBINED FINANCIAL AND OTHER DATA
Set forth below are summary historical combined financial and other data. The combined balance sheet data as of December 25, 2021 and December 26, 2020, and the summary historical combined statements of operations data for the years ended December 25, 2021, December 26, 2020, and December 28, 2019 have been derived from the audited historical combined financial statements of Mobileye Group (as such term is described in our combined financial statements and the accompanying notes included elsewhere in this prospectus) and included elsewhere in this prospectus. The summary historical combined financial data includes costs of our business, which include the allocation of certain expenses from Intel. We believe these allocations were made on a reasonable basis. The summary historical combined financial data may not be indicative of our future performance as a stand-alone public company. You should read the selected financial data presented below in conjunction with the information included under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited historical combined financial statements and the accompanying notes included elsewhere in this prospectus.
Year Ended (in millions, except per share data)	December 25, 2021	December 26, 2020	December 28, 2019
Revenue	$1,386	$967	$879
Gross profit	655	376	423
Operating loss	(57)	(213)	(86)
Net loss	(75)	(196)	(328)
Earnings per share
	December 25, 2021			December 26, 2020
As of (in millions)	Historical	Pro Forma(1)	Pro Forma As Adjusted(1)(2)(3)
Cash and cash equivalents	$616			$85
Total assets(4)	16,655			16,462
Dividend Note payable	—
Total equity	15,889			15,842

(1)
Pro forma adjustments give effect to the distribution of the Dividend Note and the Dividend in connection with the Reorganization

(2)
In addition to the pro forma adjustments, reflects the sale by us of       shares of our Class A common stock in this offering (assuming the underwriters do not exercise the option to purchase additional shares of our Class A common stock) at an assumed initial public offering price of $       per share (the midpoint of the price range set forth on the cover of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

(3)
A $1.00 increase (decrease) in the assumed initial public offering price per share would increase (decrease) our cash and cash equivalents, total assets and total equity by approximately $      million (or approximately $      million if the underwriters exercise their option to purchase additional shares of our Class A common stock in full), assuming that the number of shares of our Class A common stock sold by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of our Class A common stock offered by us would increase (decrease) our cash and cash equivalents, total assets and total equity by approximately $       million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and commissions and estimated offering expenses payable by us.

(4)
Includes goodwill and intangible assets, net of $14.0 billion and $14.5 billion for years ended December 25, 2021 and December 26, 2020, respectively.

RISK FACTORS
An investment in our Class A common stock involves a high degree of risk. You should carefully consider the risks described below together with other information set forth in this prospectus before investing in our Class A common stock. If any of the following risks or uncertainties actually occur, our business, financial condition, prospects, results of operations, and cash flow could be materially and adversely affected. In that case, the market price of our Class A common stock could decline and you may lose all or a part of your investment. The risks discussed below are not the only risks we face. Additional risks or uncertainties not currently known to us, or that we currently deem immaterial, may also have a material adverse effect on our business, financial condition, prospects, results of operations, or cash flows. We cannot assure you that any of the events discussed in the risk factors below will not occur.
Risks Related to Our Business
If we are unable to develop and introduce new solutions and improve existing solutions in a cost-effective and timely manner, then our competitive position would be negatively impacted and our business, results of operations, and financial condition would be adversely affected.
Our business, results of operations, and financial condition depend on our ability to complete development of our existing ADAS and autonomous driving programs and to develop and introduce new and enhanced solutions that incorporate and integrate the latest technological advancements in sensing and perception technologies, software and hardware, and camera, radar, LiDAR, mapping, and AI technologies to satisfy evolving customer, regulatory, and safety rating requirements. For example, we will need to complete the development and achieve cost efficient production at scale of new generations of our EyeQ® SoCs, our software-defined radar, and FMCW LiDAR, all of which are important components of our planned approach to address the AMaaS and consumer AV markets. This prospectus contains descriptions of our current expectations regarding the years by which we expect to obtain engineering samples, commence production, or release our anticipated future solutions. These time periods are subject to significant uncertainty. We may encounter significant unexpected technical and production challenges, or delays in completing the development of these and other solutions and ramping production in a cost-efficient manner. The development of these and other new and enhanced solutions requires us to invest resources in research and development and also requires that we:
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design innovative, accurate, and safety- and comfort-enhancing functions that differentiate our solutions from those of our competitors;

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continuously improve the reliability of, and reduce and ultimately remove the requirement for human intervention with, our autonomous driving technology;

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cooperate effectively on new designs and development with our customers, suppliers and partners;

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respond effectively to technological changes and product announcements by our competitors; and

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adjust to changing customer requirements, market conditions, and regulatory and rating standards quickly and cost-effectively.

If there are delays in, or if we fail to complete when expected or at all, our existing and new development programs, we may not be able to satisfy our customers’ requirements, achieve additional design wins with existing or new customers, or achieve broader market acceptance of our solutions, and our business, results of operations, and financial condition would be adversely affected.
We invest significantly in research and development, and to the extent our research and development efforts are unsuccessful, our competitive position would be negatively impacted and our business, results of operations, and financial condition would be adversely affected.
To compete successfully, we must maintain successful research and development efforts, develop new solutions, and improve our existing solutions, all ahead of competitors. We are focusing our research and development efforts across several key emerging technologies, including computer vision, software-defined radar and FMCW LiDAR, the True Redundancy™ sensor fusion architecture, the REM™ mapping technology and our RSS model, and the Mobileye SuperVision™, Mobileye Drive™ and Mobileye

Chauffeur™ systems. These are ambitious initiatives, and we cannot guarantee that all of these efforts will deliver the benefits we anticipate or be homologated as expected. We are also investing in the construction of a new facility for our headquarters in Jerusalem, Israel. We must make research and development investments based on our views of the most promising approaches to address future customer needs in rapidly evolving markets, and we cannot be certain that we will target out research and development investments appropriately, or correctly anticipate the manner in which these markets will evolve. To the extent our research and development efforts do not produce timely improvements in utility, accuracy, safety, cost and operational efficiency, our competitive position will be harmed. We do not expect all of our research and development investments to be successful. Some of our efforts to develop and market new solutions may fail, and the solutions we invest in and develop may be rejected by regulators or may not be well received by customers, who may adopt competing technologies. We make significant investments in research and development, and our investments at times may not contribute to our future operating results for several years, if at all, and such contributions at times may not meet our expectations or even cover the costs of such investments, which would adversely affect our business, results of operations, and financial condition.
We operate in a highly competitive market.
The ADAS and autonomous driving industries are highly competitive, and we expect they will become even more competitive in the future. Our future success will depend on, among other things, our ability to continue developing superior advanced technology to remain competitive with our existing and any new competitors. Competition is based on, among other things, cost efficiency, reliability, the ability to develop and deploy increasingly complex technologies that provide for vehicle, passenger, and pedestrian safety in compliance with existing and future regulations, the ability to gather or access large validation datasets in order to train the required software and to continuously harvest new data in real-time, the ability to cost-effectively deploy hardware, the ability to integrate technologies and hardware with overall vehicle design and production, adoption by OEMs, and the ability to develop and maintain strategic relationships with other participants in the automotive industry.
A significant and growing number of established and new technology companies and automobile manufacturers have entered, or are reported to have plans to enter, the market for ADAS and autonomous driving solutions. Some of our competitors have significantly greater or better-established resources than we do to devote to the design, development, manufacturing, distribution, promotion, sale, and support of their products. Automakers who seek to develop their own in-house solutions may also become indirect competitors. Some OEMs that have incorporated our solutions in the past have decided, and some OEMs that currently incorporate our solutions may decide, to design in-house solutions to replace our solutions that they currently implement. For example, Tesla had previously incorporated our ADAS solutions in their vehicles but transitioned to their own in-house ADAS solutions. Mercedes-Benz is also employing its own in-house solutions, with others such as General Motors, NIO, Volvo Cars, and Xpeng Motors also pursuing in-house solutions for portions of the ADAS software stack. In addition, our Tier 1 customers may be developing or may in the future develop competing solutions.
Tier 1 automotive supplier competitors include Bosch, Continental, and Denso. Our competitors in the silicon provider category include Ambarella, Advanced Micro Devices, Arriver / Qualcomm, Black Sesame Technologies, Horizon Robotics, Huawei, NVIDIA, Renesas Electronics, and Texas Instruments. Additional competitors that could emerge include large technology companies that are resource rich and able to deploy such resources to compete, as well as companies that are able to develop products that may not require the massive datasets upon which our technologies currently rely while still achieving the same effectiveness of algorithms.
In the autonomous driving market, including AMaaS and consumer AV, we face competition from technology companies, internal development teams from the automakers themselves, sometimes in combination with investments in early-stage autonomous vehicle technology companies, Tier 1 automotive suppliers, and robotaxi providers. AMaaS competitors include Argo AI, Aurora, Cruise, Motional, Pony.ai, Waymo, Yandex, and Zoox in the United States and Europe and Auto X, Baidu, Deeproute.ai, Didi Chuxing, Momenta, and WeRide in China. Consumer AV competitors include Apple, Sony, and Tesla, who are developing self-driving vehicles for consumers.

Moovit competes against urban mobility applications and MaaS solutions, which provide transportation services and navigation data to consumers. Moovit’s free application competition includes Alphabet, Apple, Citymapper and Transit. Moovit’s application also competes with on-demand service providers that provide multi-modal ride services and route planning through their own services including Lyft, Transloc, Trapeze, Uber, and Via.
See “Business — Our Competition.”
We have experienced and are continuing to experience constraints in the supply of our EyeQ® SoCs as the result of the global semiconductor shortage, and future shortages in the supply of our EyeQ® SoCs or other critical parts would adversely affect our business, results of operations, and financial condition.
The semiconductor industry is experiencing widespread shortages of substrates and other components and available foundry manufacturing capacity, and we anticipate that such shortages will continue. These factors, combined with the long lead times associated with wafer production, have contributed to a shortage of semiconductors. During 2021, STMicroelectronics N.V. (“STMicroelectronics”), our sole supplier of EyeQ® SoCs, was not able to meet our demand for EyeQ® SoCs, causing a significant reduction in our inventory level, and we expect we will continue to experience a shortfall of chips during 2022, which may cause a delay in our ability to fulfill our customers’ orders. As we have entered 2022 with significantly lower inventories of our EyeQ® SoCs as a result of the limited supply during 2021, we may be unable to offset future supply constraints through the use of inventory on hand and, without a solution to the shortages, may have insufficient inventory in subsequent fiscal years. Since our EyeQ® SoC is the core of our ADAS and autonomous driving solutions, continued shortages in the supply of sufficient EyeQ® SoCs to meet our production needs would impair our ability to meet our customers’ requirements in a timely manner, and would adversely affect our business, results of operations, and financial condition. Moreover, to the extent that the global semiconductor shortage results in reduced production or production delays by automakers, those delays could result in reduced or delayed demand for our solutions. In addition, issues relating to the COVID-19 pandemic have led to port congestion and intermittent supplier shutdowns and delays in the delivery of critical components, resulting in additional expenses to expedite delivery of critical parts. Sustaining the proliferation of our solutions will require the readiness and solvency of our suppliers and vendors, a stable and motivated workforce, and ongoing government cooperation, including for travel and visa allowances, which many governments have restricted in connection with efforts to address the COVID-19 pandemic. In the future, to avoid supply chain constraints, we may build up inventories of EyeQ® SoCs which could require substantial amounts of capital. Furthermore, accumulating such inventories may expose us to risks regarding the obsolescence of such chips.
We depend on STMicroelectronics to manufacture our EyeQ® SoCs, and will depend on Quanta Computer Incorporated to manufacture our ECUs for Mobileye Supervision™ and on Intel for the fabrication of silicon-photonics used in our FMCW LiDAR.
We currently purchase all of our EyeQ® SoCs from STMicroelectronics. Because of the complex proprietary nature of our EyeQ® SoCs, any transition from STMicroelectronics to a new supplier or, if there were a disaster at any of STMicroelectronics’ facilities involved in manufacturing our EyeQ® SoCs, bringing new facilities online, would take a significant period of time to complete and would likely result in our having insufficient inventory and adversely affect our business, results of operations, and financial condition. In addition, our contractual relationship with STMicroelectronics does not provide us with long-term pricing or quantity guarantees, and both we and STMicroelectronics are free to terminate the arrangement at any time. Further, we are vulnerable to the risk that STMicroelectronics may be unable to meet demand for our EyeQ® SoCs or cease operations altogether. Moreover, STMicroelectronics depends on Taiwan Semiconductor Manufacturing Company Limited (“TSMC”) as its subcontractor to manufacture our EyeQ® SoCs, and as a result, we are also vulnerable to the risk that TSMC may be unable to meet demand or cease operations altogether. In addition, we may be affected by supply constraints involving STMicroelectronics and TSMC resulting from the global semiconductor shortage. See “— We have experienced and are continuing to experience constraints in the supply of our EyeQ® SoCs as the result of the global semiconductor shortage, and future shortages in the supply of our EyeQ® SoCs or other critical parts would adversely affect our business, results of operations, and financial condition.”

We have also established a relationship with Quanta Computer Incorporated (“Quanta”) to manufacture our ECUs, including our reference design for Mobileye Chauffeur™, Mobileye SuperVision™, and Mobileye Drive™, and will therefore depend on Quanta for the manufacturing of Mobileye Chauffeur™, Mobileye SuperVision™, and Mobileye Drive™. Any failure of Quanta to supply ECUs on a timely or cost-effective basis, in sufficient volumes, or at all (or any such failure by suppliers of the underlying ECU components), would adversely affect our business, results of operations, and financial condition. Moreover, our contractual relationship with Quanta will not provide us with long-term pricing or quantity guarantees, and both we and Quanta will be free to terminate the arrangement at any time. TSMC and Quanta are both located in Taiwan, and our ability to receive sufficient supplies of our EyeQ® SoCs and ECUs could be adversely affected by events such as natural disasters in Taiwan, including earthquakes, drought and typhoons, the escalations of tensions between the People’s Republic of China and Taiwan, political unrest, trade restrictions, or war. Following the completion of this offering, we and Intel expect to continue as strategic partners, collaborating on projects to pursue the growth of computing and advanced technology in the automotive sector. We primarily plan to access Intel’s proprietary silicon-photonic fabrication technologies used in our FMCW LiDAR. To the extent that our access to such technologies is curtailed, we may experience disruptions as we try to source a new supplier and our business, results of operations, and financial condition would be adversely affected.
We face additional supply chain risks and risks of interruption of requisite services, including, as a result of our reliance on a single or limited suppliers and vendors, for certain components, equipment, and services.
A large number of suppliers and vendors provide materials, equipment, and services that are used in the production of our solutions and other aspects of our business. Where possible, we seek to have several sources of supply. However, for certain materials, equipment, and services, we rely on a single or a limited number of direct and indirect suppliers and vendors, or upon direct and indirect suppliers and vendors in a single location. In addition, direct and indirect supplier and vendor consolidation or business failures can impact the nature, quality, availability, and pricing of the products and services available to us. For example, we currently depend on Amazon Web Services for cloud services in connection with our REM™ mapping system, Roadbook™, and AMaaS solutions including the Moovit platform, and a failure of such cloud services would result in interruptions to our services. In addition, the semiconductor industry is experiencing widespread shortages of substrates. See “— We have experienced and are continuing to experience constraints in the supply of our EyeQ® SoCs as the result of the global semiconductor shortage, and future shortages in the supply of our EyeQ® SoCs or other critical parts would adversely affect our business, results of operations, and financial condition” and “— We depend on STMicroelectronics to manufacture our EyeQ® SoCs, and will depend on Quanta Computer Incorporated to manufacture our ECUs for Mobileye Supervision™ and on Intel for the fabrication of silicon-photonics used in our FMCW LiDAR.”
Finding and qualifying alternate or additional suppliers and vendors is often a lengthy process and can lead to production delays, interruptions to our services, or additional costs, and such alternatives are sometimes not available at all. The inability of suppliers or vendors to deliver necessary production materials, equipment, or services can disrupt the production processes of our solutions and make it more difficult for us to implement our business strategy. Suppliers and vendors periodically extend lead times, face capacity constraints, limit supplies, increase prices, experience quality issues, or encounter cybersecurity or other issues that can interrupt or increase the cost of our supply and services. Production of our solutions can be disrupted by the unavailability of resources, such as water, silicon, electricity, gases, and other materials. The unavailability or reduced availability of materials or resources would require us to reduce production or incur additional costs, which would harm our business and results of operations.
We also rely on third-party providers to manufacture, assemble, and test certain components and products. From time to time, these third parties are unable to perform these services on a timely or cost-effective basis, in sufficient volumes, or at all. In some cases, there are limited or no readily available satisfactory alternate providers. In any of these circumstances, we can encounter supply delays or disruptions or incur additional costs that could prevent us from meeting customer demand and/or adversely affect our business and financial results. We typically have less control over delivery schedules, design and manufacturing co-optimization, manufacturing yields, quality, product quantities, and costs for components and products that are manufactured or supplied by third parties. Delays or quality issues with one component could limit our ability to manufacture the entire completed product.

Moreover, increased regulation or stakeholder expectations regarding responsible sourcing practices could cause our compliance costs to increase, or result in publicity that negatively affects our reputation. Moreover, given that we use several materials and services and rely on several suppliers and vendors, but do not directly control the procurement or employment practices of such suppliers and vendors, we could be subject to financial or reputational risks as a result of our suppliers’ and vendors’ conduct. To the extent we are unable to manage these risks, our ability to timely supply competitive solutions will be harmed, our costs will increase, and our business, results of operations, and financial condition would be adversely affected.
Increases in costs of the materials and other components that we use in our solutions would adversely affect our business, results of operations, and financial condition.
Significant changes in the markets in which we purchase materials, components, and supplies for the production of our solutions may adversely affect our profitability. Our contractual relationship with STMicroelectronics, our sole supplier of EyeQ® SoCs, and with other suppliers, does not provide us with long-term pricing or quantity guarantees. As a result of the global semiconductor shortage, we have experienced increases in the cost of our EyeQ® SoCs. While we are working to enhance production efficiencies in order to maintain or increase our gross margin on existing products, there can be no guarantee such efforts will be successful. Although we seek to adjust the prices charged to our customers to offset these cost increases, competitive and market pressures may limit our ability to do so. Even where we are able to achieve price increases that would offset such increased costs, in some cases there may be a delay before we are able to do so. The inability to pass on price increases to our customers when raw material or component prices increase rapidly or are significantly higher than historic levels would adversely affect our business, results of operations, and financial condition.
In addition, the prices of our solutions depend on the bundle of applications that are included in the specific product, and our prices vary significantly across our solutions. Our solutions have different margin profiles, which vary between solutions depending on the amount number and type of components that we deliver. If we fail to maintain our solutions mix or maintain our gross margin and operating margin, our business, results of operations, and financial condition would be adversely affected.
Our business may suffer from claims relating to, among other things, actual or alleged defects in our solutions, or if our solutions actually or allegedly fail to perform as expected, and publicity related to these claims could harm our reputation and decrease demand for our solutions or increase regulatory scrutiny of our solutions.
Our software and hardware, including our EyeQ® SoCs, are complex and could have, or could be alleged to have, defects in design or manufacturing, security vulnerabilities or other errors, suffer failures, or may not function in accordance with their specifications or as expected. Some errors or defects in our solutions may initially be undetected and only be discovered after they have been tested, commercialized, and deployed by customers. Alleged or actual defects in any of our solutions would result in adverse publicity, warranty claims, litigation against us, legal expenses and damages, our customers never being able to commercialize technology incorporating our solutions, negative publicity, and other consequences. Errors, defects, or security vulnerabilities could result in serious injury to or death of the end users of vehicles incorporating our solutions, or those in the surrounding area, including as a result of traffic accidents and collisions. If that is the case, we would incur significant additional development costs and product recall, repair, or replacement costs.
If any of our solutions are or are alleged to be defective, we may be required to participate in a recall involving such solutions. Each vehicle manufacturer has its own practices regarding product recalls and other product liability actions relating to its suppliers. However, as suppliers become more integrally involved in the vehicle design process, OEMs may look to their direct and indirect suppliers for contribution when faced with recalls and product liability claims. OEMs also require their suppliers to guarantee or warrant their products and bear the costs of repair and replacement of such products under new vehicle warranties. Depending on the terms under which we supply products to a Tier 1 customer or OEM, a vehicle manufacturer may attempt to hold us responsible for some or all of the repair or replacement costs of defective products under new vehicle warranties when the OEM asserts that the solution supplied did not perform as warranted. Our potential liability may increase to the extent that OEMs increasingly purchase our products directly, as opposed to incorporating our solutions through indirect purchases from our Tier 1 customers. Although we regularly evaluate the level of our reserves for warranty claims and adjust them when appropriate, final amounts determined to be due in respect of warranty claims could differ materially from our recorded estimates. Product liability, warranty, and recall costs would have an adverse effect on our business, results of operations, and financial condition. In addition, product liability claims present the risk of protracted litigation, legal fees, and diversion of management’s attention from the operation of our business, even if our defense of these claims is ultimately successful.
While STMicroelectronics is responsible for quality control and procedures for testing and manufacturing our EyeQ® SoCs to our specifications, we retain liability for failure in production caused by defective EyeQ® SoC design or error. Although we use disclaimers, limitations of liability, and similar provisions in our agreements, there is no assurance that any or all of these provisions will prove to be effective barriers to product liability claims. In addition, although we are currently covered by Intel’s product liability insurance program, there is no assurance that such insurance will be adequate to cover any or all of our potential losses as a result of large deductibles and broad exclusions. Intel may also discontinue our insurance coverage, and we may be unable to find replacement insurance on acceptable terms, or at all.
Furthermore, the automotive industry in general is subject to significant litigation claims due to the potentially severe consequences of traffic collisions or other accidents. As a provider of solutions related to, among other things, preventing traffic collisions and other accidents, we could be subject to litigation for traffic collisions or other accidents, even if our solutions or their features or the failure thereof did not cause any particular traffic collision or accident. Our technology has been involved, and we expect in the future will be involved, in accidents resulting in death or personal injury, and such accidents where our solutions or their features are involved may be the subject of significant public attention. There also remains significant uncertainty in the legal implications to providers of emerging ADAS and autonomous driving technologies of traffic collisions or other accidents involving such technologies, particularly given the patchwork nature of the different legal and regulatory regimes that are emerging in different jurisdictions, and we may become liable for losses that exceed the current industry norms as the regulatory and legal landscape develops. In addition, because ADAS and autonomous driving technologies rely on products and services provided by third parties, there is the potential that the failure of such third-party products or services that affect the performance of EyeQ® SoCs, notwithstanding the absence of any defect in design or manufacture or other failure in EyeQ® SoCs themselves, could result in additional claims being made against us.
Publicity regarding claims involving our solutions can also have an adverse effect on our reputation and the reputation for ADAS and autonomous driving solutions, which could decrease consumer demand for vehicles incorporating these technologies. Further, enhanced publicity surrounding such claims may also increase the regulatory scrutiny of our platforms, which could have a material adverse effect on our ability to complete our business plans.
We invest significant effort and money seeking OEM selection of our solutions, and there can be no assurance that these efforts will result in the selection of our solutions for use in production models. If we fail to achieve a design win after incurring substantial expenditures in these efforts, our future business, results of operations, and financial condition would be adversely affected.
We invest significant effort and money from the time of our initial contact with an OEM to the time when the OEM chooses our technology for ADAS or autonomous driving applications to be incorporated into one or more specific vehicle models to be produced by the OEM. This selection process is known as a “design win.” We could expend significant resources pursuing, but fail to achieve, a design win. After a design win, it is typically difficult for a product or technology that did not receive the design win to displace the winner until the OEM issues a new request for quotation because an OEM will generally not change complex technology already integrated in its systems until a vehicle model is revamped. In addition, the firm with the winning design may have an advantage with the OEM going forward because of the established relationship between the winning firm and the OEM, which would make it more difficult for that firm’s competitors to win the designs for other production models. If we fail to win a significant number of OEM design competitions in the future, then our business, results of operations, and financial condition would be adversely affected.

There is no guarantee that our customers will purchase our solutions in any certain quantity or at any certain price even after we achieve design wins, and there may be significant delays between the time we achieve a design win until we realize revenue from the vehicle model.
We generally do not have contracts with customers that require them to purchase our solutions in any certain quantity or at any certain price, and our sales could be less than we forecast if a vehicle model for which we achieved a design win is unsuccessful, including for reasons unrelated to our solutions, if an OEM decides to discontinue or reduce production of a vehicle model or of the use of our solutions in a vehicle model, or if we face downward pricing pressure. As a result, achieving design wins is not a guarantee of revenue, and our sales may not correlate with the achievement of additional design wins. Moreover, pricing estimates are made at the time of a request for quotation by an OEM, so that worsening market or other conditions between the time of a request for quotation and an order for our solutions may require us to sell our solutions for a lower price than we initially expected. We may also face pricing pressures from our customers as a result of their restructuring, consolidation, and cost-cutting initiatives or as a result of increased competition. As a particular solution matures and unit volumes increase, we also generally expect its average selling price (“ASP”) to decline. In addition, there are generally step-downs in pricing over periods of production as volumes ramp up. If we are unable to generate sufficient production cost savings or introduce solutions with additional features and functionality at higher price points to offset price reductions, then our business, results of operations, and financial condition would be adversely affected.
Furthermore, our solutions are technologically complex, incorporate many technological innovations, and are typically subject to significant safety testing, and OEMs generally must make significant commitments of resources to test and validate our solutions before including them in any particular vehicle model. The integration cycles of our solutions with new OEMs are approximately one to three years after a design win, depending on the OEM and the complexity of the solution. These integration cycles result in our investment of resources prior to realizing any revenue from a vehicle model. An OEM may choose to cancel production of the vehicle model for which we achieved the design win or cancel or postpone the vehicle model. Our ADAS and autonomous driving solutions control various vehicle functions including engine, transmission, safety, steering, navigation, acceleration, and braking and therefore must be integrated effectively with the other systems of the vehicle developed by the OEM, our Tier 1 customers, and other suppliers, and we may be unable to achieve the requisite level of interoperability in a vehicle model for our solutions to be implemented even after a design win.
In connection with our design wins, we typically receive preliminary estimates from OEMs of their anticipated production volumes for the models relating to those design wins, and we have included information in this prospectus relating to the aggregate vehicles represented by certain of those estimates. Those estimates may be revised significantly by the OEMs, potentially multiple times, and may not be representative of future production volumes associated with those design wins, which could be significantly higher or lower than estimated. In addition, long development cycles or vehicle model cancellations or postponements would adversely affect our business, results of operations, and financial condition.
We depend on a limited number of Tier 1 customers and OEMs for a substantial portion of our revenue, and the loss of, or a significant reduction in sales to, one or more of our major Tier 1 customers and/or the discontinued incorporation of our solutions by one or more major OEMs in their vehicle models would adversely affect our business, results of operations, and financial condition.
We supply OEMs with the EyeQ® platform directly or through our arrangements with automotive system integrators, known as Tier 1 automotive suppliers, which are direct suppliers to OEMs. In 2021, we had three Tier 1 customers that accounted for 35%, 19%, and 17% of our revenue. Moreover, in 2021, 14%, 12%, 12%, and 12% of our revenue was derived from the incorporation of our solutions in their vehicle models by four OEMs and a total of 78% of our revenue was accounted for by eight OEMs (including those four). We believe our business, results of operations, and financial condition for the foreseeable future will likely continue to depend on sales to a relatively small number of Tier 1 customers and the incorporation of our solutions by a relatively small number of OEMs in their vehicle models. In the future, our current Tier 1 customers may decide not to purchase our solutions, may purchase fewer of our solutions than they did in the past, or may alter their purchasing patterns, and OEMs may discontinue incorporation of our solutions in their vehicle models, including as a result of a transition to in-house solutions, or their production levels may decline. Further, the amount of revenue attributable to any single Tier 1 customer, or our Tier 1 customer concentration generally, may fluctuate in any given period. The loss of one or more key Tier 1 customers, a reduction in sales to any key Tier 1 customer, the discontinued or decreased incorporation of our solutions by a key OEM, or our inability to attract new significant Tier 1 customers and OEMs would negatively impact our revenue and adversely affect our business, results of operations, and financial condition.
The success of our AMaaS solutions will depend on their effective deployment and operation by third parties.
The success of our AMaaS directed solutions will depend on our customers and partners, such as fleet operators, effectively deploying and operating our solution in the future, and their failure to do so may result from factors outside our control. We are collaborating with various business-to-business and business-to-consumer channels for the purpose of deploying Mobileye Drive™. As part of our business-to-business go-to-market strategy, we expect to sell and integrate Mobileye Drive™ to a range of shuttle network operators and vehicle OEMs that intend to operate consumer-facing AMaaS, transportation on demand, and delivery services. Our current list of publicly announced business-to-business partners is Beep, Benteler, Lohr, Marubeni, RATP Group, Schaeffler, Transdev, Udelv, and Willer. Additionally, as part of our business-to-customer go-to-market strategy, we expect to deploy Mobileye Drive™-enabled AMaaS offerings by integrating them with our self-driving vehicles in partnership with fleet operators, such as SIXT. Any failures by third parties to effectively deploy and operate our AMaaS solutions would adversely affect our business, results of operations, and financial condition.
Developing RoadBook™ depends on continued cooperation by OEMs.
The success of our Cloud-Enhanced Driver Assist system requires significant amounts of fresh mapping data from series production vehicles around the world in order to develop RoadBook™. We currently have agreements in place that provide OEMs with economic benefits or technological advantages to provide us with data arriving from OEM series production vehicles, but there is no guarantee that we can keep such agreements in place or that OEMs will continue to cooperate with us. If we are not able to obtain mapping data for RoadBook™, our Cloud-Enhanced Driver Assist system will not perform as expected, which would adversely affect our business, results of operations, and financial condition.
We are highly dependent on the services of Professor Amnon Shashua, our President and Chief Executive Officer.
We are highly dependent on Professor Shashua, our President and Chief Executive Officer. While Professor Shashua is highly active in our management and allocates a significant amount of time to our company, he does not devote his full time and attention to our company. For example, Professor Shashua is also the Chairman and co-founder of AI21 Labs, which works to use AI to understand and create natural language, the Co-Chairman and co-founder of OrCam, which harnesses computer vision and AI to assist the visually and hearing impaired, the Founder of One Zero Digital Bank, an entirely digital independent bank being developed in Israel, the Chairman and co-founder of Mentee Robotics, which aims to build humanoid robots, and the Sachs Chair in Computer Science at the Hebrew University of Jerusalem, where he teaches and supervises graduate students. Professor Shashua may also become involved in additional ventures from time to time. The loss of Professor Shashua, or a significant diminution in his contribution to us, would adversely affect our business, results of operations, and financial condition.
If we are unable to attract, retain, and motivate key employees, then our business, results of operations, and financial condition would be adversely affected.
Hiring and retaining qualified executives, developers, engineers, technical staff, and sales representatives are critical to our business. The competition for highly skilled employees in our industry is increasingly intense. Competitors for technical talent increasingly seek to hire our employees. Changes in the interpretation and application of employment-related laws to our workforce practices may also result in increased operating costs and less flexibility in how we meet our changing workforce needs. To help attract, retain, and motivate qualified employees, we intend to use employee incentives such as share-based awards. Our employee hiring and retention also depend on our ability to build and maintain a diverse and inclusive workplace culture and be viewed as an employer of choice. If our share-based or other compensation programs and workplace culture cease to be viewed as competitive, our ability to attract, retain, and motivate employees would be weakened, which would harm our results of operations. Equity compensation has been, and will continue to be, an important part of our future compensation strategy and a significant component of our future expenses, which we expect to increase over time. Moreover, sustained declines in our stock price can reduce the retention value of our share-based awards. If we do not effectively hire, onboard, retain, and motivate key employees, then our business, results of operations, and financial condition would be adversely affected. Changes in our management team can also disrupt our business. As part of the Reorganization, we also plan to transfer certain employees relating to the Mobileye business from Intel to us. The failure to successfully transition and assimilate key employees would adversely affect our results of operations.
We face integration risks and costs associated with companies, assets, employees, products, and technologies that we have or that we may acquire, including with our acquisition of Moovit.
We have in the past and, if we are presented with appropriate opportunities, we may in the future acquire or make investments in complementary companies, assets, employees, products, and technologies. We face risks, uncertainties, and disruptions associated with the integration process of any such acquisitions or investments, including difficulties in the integration of the operations of an acquired company, integration of acquired technology with our solutions, diversion of our management’s attention from other business concerns, the potential loss of key employees or customers of the acquired business, and our inability to achieve the strategic goals of such acquisitions and investments. For example, Intel acquired Moovit in May 2020 to accelerate our MaaS offering. We will legally acquire the Moovit entities from Intel in connection with this offering, and we may be unable to successfully integrate Moovit’s MaaS platform into our business and may fail to achieve the financial and strategic objectives of the acquisition of Moovit. We have also recently integrated a number of Intel employees in connection with our radar and LiDAR development programs. We may fail to make any or satisfactory returns on our acquisition of Moovit or any other investment, acquisition, or integration of employees, which could result in an impairment of goodwill and other assets and restructuring charges. Any failure to successfully integrate other companies, assets, employees, products, or technologies that we have or may acquire will adversely affect our business, results of operations, and financial condition. Furthermore, we may have to incur debt or issue equity securities to pay for any future acquisitions or investments, the issuance of which could be dilutive to our existing stockholder.
We may need to raise additional capital in the future, which may not be available on terms acceptable to us, or at all.
A majority of our operating expenses are for research and development activities. Our capital requirements will depend on many factors, including, but not limited to:
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technological advancements;

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market acceptance of our solutions and solution enhancements, and the overall level of sales of our solutions;

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research and development expenses;

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our relationships with our customers and suppliers;

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our ability to control costs;

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sales and marketing expenses;

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enhancements to our infrastructure and systems and any capital improvements to our facilities;

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potential acquisitions of businesses and product lines; and

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general economic conditions, including the effects of the COVID-19 pandemic, inflation, rising interest rates, and international conflicts and their impact on the automotive industry in particular.

If our capital requirements are materially different from those currently planned, we may need additional capital sooner than anticipated. If additional funds are raised through the issuance of equity or convertible debt securities, our stockholders may be diluted. Additional financing may not be available on favorable terms, on a timely basis, or at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to continue our operations as planned, develop or enhance our solutions, expand our sales and marketing programs, take advantage of future opportunities, or respond to competitive pressures.
We are affected by fluctuations in currency exchange rates, including those in connection with recent inflationary trends in the United States.
We are exposed to adverse as well as beneficial movements in currency exchange rates. Our functional currency is the U.S. dollar, and we incur financial expenses in connection with fluctuations in value due to foreign exchange differences between our monetary assets and liabilities denominated in New Israeli Shekels and, to a much lesser extent, the Euro, the Chinese Yuan, the Japanese Yen, and other currencies. Although most of our sales occur in U.S. dollars, and our financial results are reported in U.S. dollars, the vast majority of our payroll and other operating expenses are accrued in New Israeli Shekels. An increase in the value of the dollar will increase the real cost to our customers of our solutions in those markets outside the U.S. where we sell in dollars, and a weakened dollar will increase the cost of expenses such as payroll, utilities, tax, marketing expenses, and capital expenditures. For example, recent inflationary trends in the United States have significantly devalued the U.S. dollar with respect to the New Israeli Shekel and many other currencies, causing a significant increase to our expenses, particularly in Israel. Changes in exchange rates would adversely affect our business, results of operations, and financial condition.
The COVID-19 pandemic has adversely affected significant portions of our business and could have a continued adverse impact on our business, results of operations, and financial condition.
The COVID-19 pandemic has adversely affected significant portions of our business and could have a continued adverse effect on our business, results of operations, and financial condition. Authorities have imposed, and businesses and individuals have implemented from time to time, numerous measures to try to contain the virus and its variants or treat its impact, such as travel bans and restrictions, quarantines, shelter-in-place/stay-at-home and social distancing orders, shutdowns, and vaccine requirements. These measures have impacted and may further impact our workforce and operations, the operations of our customers, and those of our and their respective suppliers and partners. We have experienced, and could in the future experience, reduced workforce availability at some of our sites, construction delays, and reduced capacity at some of our suppliers. Restrictions on our operations or workforce, or of those of our suppliers, and transportation restrictions or disruptions, can limit our ability to meet customer demand. Our customers have experienced, and may in the future experience, disruptions in their operations and supply chains, which can result in delayed, reduced, or cancelled orders or collection risks. Any such occurrences would adversely affect our business, results of operations, and financial condition.
The pandemic has caused us to modify our business practices, including with respect to employee travel, employee work locations, cancellation of physical participation in meetings, events, and conferences, and social distancing measures. We may take further actions to prevent infections as required by government authorities or others, or that we determine are in the best interests of our employees, customers, suppliers, and partners. Work-from-home and other measures introduce additional operational risks, including cybersecurity risks, and have affected the way we conduct development, validation, and qualification of our solutions and other activities. There is no certainty that such measures will be sufficient to mitigate the risks posed by the virus, and illness and workforce disruptions could lead to unavailability of key personnel and harm our ability to perform critical functions.
The pandemic has significantly increased economic and demand uncertainty, and has led to volatility in capital markets and credit markets. See “— General Risks — Global or regional conditions can adversely affect our business, results of operations, and financial condition.” Restrictions imposed on travel and reduced operations or closures of OEM manufacturers or dealerships that sell vehicle models that implement our solutions could result in challenges in or postponements for deployments of our new and existing solutions. Given the continued and substantial economic uncertainty and volatility created by the pandemic, it is difficult to predict the nature and extent of impacts on demand for our solutions.
The degree to which COVID-19 impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including the duration and severity of the pandemic, the actions taken to contain the virus and its variants or treat their impact, other actions taken by governments, businesses, and individuals in response to the virus and resulting economic disruption, and how quickly and to what extent normal economic and operating conditions can resume. Additional impacts and risks may arise that we are not aware of or able to respond to effectively. We are similarly unable to predict the extent of the impact of the pandemic on our customers, suppliers, and other partners, but an adverse effect on these parties could also adversely affect us. The impact of COVID-19 can also exacerbate other risks discussed in this Risk Factors section and throughout this prospectus.
We are a holding company.
We are a holding company. Accordingly, our ability to conduct our operations, service the Dividend Note after the consummation of this offering and any debt that we may incur in the future, and pay dividends, if any, is dependent upon the earnings from the business conducted by our subsidiaries. The distribution of those earnings or advances or other distributions of funds by our subsidiaries to us, as well as our receipt of such funds, are contingent upon the earnings of our subsidiaries and are subject to various business considerations and applicable law, including the laws of Israel. If our subsidiaries are unable to make sufficient distributions or advances to us, or if there are limitations on our ability to receive such distributions or advances, we may not have the cash resources necessary to conduct our corporate operations, which could adversely affect our business, results of operations, and financial condition.
Risks Related to Privacy, Data, and Cybersecurity
Interruptions to our information technology systems and networks and cybersecurity incidents could adversely affect our business, results of operations, and financial condition.
We collect and maintain information in digital form that is necessary to conduct our business, and we rely on information technology systems and networks (“IT systems”) to process, transmit, and store electronic information, and to manage or support our business and consumer facing activities. Our operations routinely involve receiving, storing, processing, and transmitting confidential or sensitive information pertaining to our business, customers, suppliers, employees, and other sensitive matters, including trade secrets, other proprietary business information, and personal information. Although we have established physical, electronic, and organizational measures designed to safeguard and secure our systems to prevent a data breach or compromise, and rely on commercially available systems, software, tools, and monitoring to provide security for our IT systems and the processing, transmission, and storage of digital information, we cannot guarantee that such measures will be adequate to detect, prevent, or mitigate cyber incidents. The implementation, maintenance, segregation, and improvement of these measures requires significant management time, support, and cost. Moreover, there are inherent risks associated with developing, improving, expanding, and updating current systems, including the disruption of our data management, procurement, production execution, finance, supply chain, and sales and service processes. These risks may affect our ability to manage our data and inventory, procure parts or supplies, or produce, sell, deliver, and service our solutions, adequately protect our intellectual property, or achieve and maintain compliance with, or realize available benefits under, applicable laws, regulations, and contracts.
We cannot be sure that the IT systems upon which we rely, including those of our third-party vendors or suppliers, will be effectively implemented, maintained, or expanded as planned. While cyberattacks against our third-party vendors or suppliers have not materially adversely affected us to date, future cyberattacks on such third parties may cause significant disruptions and materially adversely affect our business, results of operations, and financial condition. In addition, despite the implementation of preventative and detective security controls, such IT systems are vulnerable to damage, shutdown, or interruption from a variety of sources, including telecommunications or network failures or interruptions, system malfunction, natural disasters, terrorism, and war. Additionally, our IT systems and products may be vulnerable to malicious acts by hackers, including through use of computer viruses, malware (including ransomware), phishing attacks, or denial of service attacks.
We regularly face attempts by others to gain unauthorized access, or to introduce malicious software, to our IT systems. Individuals or organizations, including malicious hackers, state-sponsored organizations, insider threats, including employees and third-party service providers, or intruders into our physical facilities, at times may attempt to gain unauthorized access to or corrupt our IT systems, products, or services. Due to the widespread use of our solutions, we are a target for computer hackers and organizations that intend to sabotage, take control of, or otherwise corrupt our processes, solutions, and services. We are also a target for malicious attackers who attempt to gain access to our network or data centers or those of our suppliers, customers, partners, or end users, steal proprietary information related to our business, products, employees, suppliers, and customers, interrupt our infrastructure, systems, and services or those of our suppliers, customers, or others, or demand ransom to return control of such systems and services. Such attempts are increasing in number and in technical sophistication, and if successful, expose us and the affected parties to risk of loss or misuse of confidential or other proprietary or commercially sensitive information, compromise personal information regarding users or employees, disrupt our business operations, and jeopardize the security of our facilities. Our IT infrastructure also includes products and services provided by third parties, and these providers may experience breaches of their systems and products that impact the security of our systems and our proprietary or confidential information.
We have experienced data breaches, cyberattacks, attempts to breach our systems, and other similar incidents, none of which have resulted in a material adverse impact to our business or operations, but there can be no guarantee we will not experience an incident that would have such an impact. Such incidents, whether or not successful, could result in our incurring significant costs related to, for example, rebuilding internal systems, writing down inventory value, implementing additional threat protection measures, providing modifications to our solutions, defending against litigation, responding to regulatory inquiries or actions, paying damages, providing customers with incentives to maintain the business relationship, or taking other remedial steps with respect to third parties, as well as reputational harm. In addition, cybersecurity threats are constantly evolving, thereby increasing the difficulty of successfully defending against them or implementing adequate preventative measures. As a result of the COVID-19 pandemic, remote work and remote access to our systems have increased significantly, which also increases our cybersecurity attack surface. There has also been an increase in cyberattack volume, frequency, and sophistication driven by the global enablement of remote workforces. We seek to detect and investigate unauthorized attempts and attacks against our network and solutions and to prevent their recurrence where practicable through changes to our internal processes and tools and changes or updates to our solutions. However, despite the implementation of preventative and detective security controls, we, and the third parties upon which we rely, remain potentially vulnerable to additional known or unknown cybersecurity threats. In some instances, we, our suppliers, our customers, and end users, can be unaware of an incident or its magnitude and effects. Even when a security breach is detected, the full extent of the breach may not be determined, and even if determined, a full investigation may require time and resources. Any actual or perceived security incident could result in, among other things, unfavorable publicity, governmental inquiry and oversight, difficulty in marketing our services, allegations by our customers that we have not performed our contractual obligations, litigation by affected parties, including our customers, and possible financial obligations for damages related to the theft or misuse of such information or inventory, any of which would adversely affect our business, results of operations, and financial condition.
Security breaches and other disruptions of our in-vehicle systems and related data could impact the safety of our end users and reduce confidence in us and our solutions.
Our ADAS and autonomous driving systems contain complex information technology. These systems may affect the control of various vehicle functions including engine, transmission, safety, steering, navigation, acceleration, and braking. We have designed, implemented, and tested security measures intended to prevent unauthorized access to these systems. However, hackers may attempt in the future to gain unauthorized access to modify, alter, and use such systems to gain control of, or to change, the functionality, user interface and performance characteristics of vehicles incorporating our solutions, or to gain access to data stored in or generated by the vehicle. In addition, as we transition to offering solutions that involve cloud-based solutions, including over-the-air updates, our solutions may increasingly be subject to cyber threats. We also transmit and store RoadBook™ data on the cloud with Amazon Web Services, and we depend on Amazon Web Services for securing data stored with it. Hackers may attempt to infiltrate, steal, corrupt, or manipulate such data on the cloud, which could also result in our in-vehicle systems malfunctioning. Malicious cybersecurity attacks against our in-vehicle systems that relate to automotive safety and related data, such as the data described in the preceding sentence, could potentially lead to bodily injury or death of end users, passengers, and others. Any unauthorized access to or control of vehicles incorporating our solutions or their systems could adversely impact the safety of those vehicles, or result in legal or regulatory claims or proceedings, liability, or regulatory penalties. Moreover, new laws, such as the new data law in Massachusetts that would permit third-party access to vehicle data and related systems, could expose our vehicles and vehicle systems to third-party access without appropriate security measures in place, leading to new safety and security risks, and reducing trust and confidence in our solutions. In addition, regardless of their accuracy, reports of unauthorized access to our solutions, their systems, or data, as well as other factors that may result in the perception that our solutions, their systems, or data are capable of being hacked, could harm our reputation, and adversely affect our business, results of operations, and financial condition.
Failures or perceived failures to comply with privacy, data protection, and information security requirements, or theft, loss, or misuse of personal information about our employees, customers, end users, or other third parties, or other information, could increase our expenses, damage our reputation, or result in legal or regulatory proceedings.
The theft, loss, or misuse of personal information collected, used, stored, or transferred by us to run our business could result in significantly increased business and security costs or costs related to defending legal claims. For example, data collected by the camera of our solutions during the development cycle of a project may include personal information such as license plate numbers of other vehicles, facial features of pedestrians, appearance of individuals, GPS data, and geolocation data. We anticipate that our collection of such personal information will increase as a result of the growth of our MaaS solutions, including our integration of Moovit, which provides us with access to personal information of its users, and it may increase as we enter into new or adjacent businesses. Notwithstanding our efforts to protect the security and integrity of our customers’ personal information, we may be required to expend significant resources to comply with data breach requirements if, for example, third parties improperly obtain and use the personal information of our customers, or we otherwise experience a data loss with respect to customers’ personal information. A major breach of our network security and systems may result in fines, penalties, and damages, harm our reputation, and adversely affect our business, results of operations, and financial condition.
Data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions and countries in which we provide services. We are subject to a variety of local, state, national and international laws, directives, and regulations that apply to the collection, use, retention, protection, security, disclosure, transfer, and other processing of personal data in the different jurisdictions in which we operate (“Data Protection Laws”). Any failure by us or our vendors or other business partners to comply with our public privacy notice or with U.S. federal, state, local, Israeli, Chinese, or other foreign or international Data Protection Laws could result in regulatory or litigation-related actions against us, legal liability, fines, damages, ongoing audit requirements, and other significant costs. Global privacy legislation, enforcement, and policy activity in this area are rapidly expanding and creating a complex regulatory compliance environment. Because many Data Protection Laws are new or subject to recent revisions or updates, there is often little clarity as to their interpretation or best practices for compliance, as well as a lack of precedent for the scope of enforcement. Costs to comply with Data Protection Laws and implement related privacy and data protection measures are significant, and may require us to change our business practices and compliance manners. Any noncompliance could adversely affect our ability to collect, analyze, and store data, expose us to significant monetary penalties, damage to our reputation, result in suspension of online services or sites in certain countries, and even result in criminal sanctions. Even our inadvertent failure to comply with Data Protection Laws could result in audits, regulatory inquiries, or proceedings against us by governmental entities or other third parties. Any inability to adequately address data privacy or data protection, or other information security-related concerns, even if unfounded, to successfully negotiate privacy, data protection, or information security-related contractual terms with customers, or to comply with Data Protection Laws, could result in additional cost and liability to us, harm our reputation and brand, and could adversely affect our business, results of operations, and financial condition.
Risks Related to our Intellectual Property Rights
We may not be able to adequately protect, defend or enforce our intellectual property rights, and our efforts to do so may be costly.
The success of our solutions and business depends in part on our ability to obtain patents and other intellectual property rights and to maintain adequate legal protection for our solutions in the United States and other international jurisdictions. If we are not able to adequately protect or enforce the proprietary aspects of our technology, competitors could be able to access our proprietary technology and our business, results of operations, and financial condition could be adversely affected. We currently attempt to protect our technology through a combination of patent, copyright, trademark and trade secret laws, employee and third-party nondisclosure agreements and similar means, all of which provide only limited protection. We have filed for patent and trademark registration in the United States, Israel and in certain other international jurisdictions. However, effective intellectual property protection may be unavailable in some countries where we operate or seek to enforce our intellectual property rights or more limited in foreign jurisdictions relative to those protections available in the United States, or may not be applied for in one or more relevant jurisdictions. Even if foreign patents are granted, effective enforcement in foreign countries may not be available.
Our issued patents and trademarks and any pending or future patent and trademark applications that may result in issuances or registrations may not provide sufficiently broad protection or may not prove to be enforceable in actions against alleged infringers. The patent prosecution process is expensive, time-consuming, and complex, and we may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. Failure to timely seek patent protection on products or technologies generally precludes us from seeking future patent protection on these products or technologies. Even if we do timely seek patent protection, the coverage claimed in a patent application can be significantly reduced before a patent is issued, and its scope can be reinterpreted after issuance. As a result, we may not be able to protect our proprietary rights adequately in the United States, Israel or elsewhere. Failure to adequately protect our intellectual property rights could result in our competitors offering similar products or services, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue, which would adversely affect our business, results of operations, and financial condition.
Despite our efforts, unauthorized parties may attempt to copy, reverse engineer, disclose, obtain, or use our technologies or systems. Our competitors may also be able to independently develop similar products or services that are competitive to ours or design around our issued patents. If third parties obtain patent protection with respect to such technologies, they may assert that our technology infringes their patents and seek to charge us a licensing fee or otherwise preclude or make costlier the use of our technology. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to prevent unauthorized parties from copying or reverse engineering our solutions, to determine the validity and scope of the proprietary rights of others or to block the importation of infringing products into the United States or other countries. We have been, and in the future may be, a party to claims and litigation as a result of alleged infringement by third parties of our intellectual property. Even when we sue other parties for such infringement, that suit may have adverse consequences for our business. Any such suit is likely to be time-consuming and expensive to resolve and may divert our management’s time and attention from our business, which could adversely affect our business, results of operations, and financial condition, and legal fees related to such litigation will increase our operating expenses and may reduce our net income. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us, alleging that we infringe their intellectual property or alleging that our intellectual property is invalid or unenforceable. Furthermore, any litigation initiated by us could result in a court or governmental agency invalidating or rendering unenforceable our patents or other intellectual property rights upon which the suit is based, which could adversely affect our business, results of operations, and financial condition.
We have previously faced claims and may in the future become subject to additional claims and litigation brought by third parties alleging infringement by us of their intellectual property rights.
The industry in which our business operates is characterized by a large number of patents, some of which may be of questionable scope, validity, or enforceability, and some of which may appear to overlap with other issued patents. As a result, there is a significant amount of uncertainty in the industry regarding patent protection and infringement. In addition to these patents, participants in this industry typically also protect their technology, especially embedded software, through copyrights and trade secrets. In recent years, there has been significant litigation globally involving patents and other intellectual property rights.

We have previously faced claims and may in the future be subject to additional claims and litigation alleging our infringement, misappropriation or other violation of third-party patent rights, trade secret rights or other intellectual property rights, particularly as a public company with an increased profile and visibility, and as we expand our presence in the market and to new use cases and face increasing competition. In addition, in the event that we recruit employees from other technology companies, including certain potential competitors, and these employees are used in the development of solutions that are similar to the solutions they were involved in developing for their former employers, we may become subject to claims that such employees have improperly used or disclosed trade secrets or other proprietary information. We may also in the future be subject to claims by our suppliers, employees, consultants, or contractors asserting an ownership right in our patents or patent applications, as a result of the work they performed on our behalf. These claims and any resulting lawsuits, if resolved adversely to us, could subject us to significant liability for damages, impose temporary or permanent injunctions against our solutions or business operations or invalidate or render unenforceable our intellectual property. In addition, because patent applications can take many years until the patents issue, there may be applications now pending of which we are unaware, which may later result in issued patents that our solutions may infringe. If any of our solutions infringe a third party’s patent rights, or if we wish to avoid potential intellectual property litigation on any alleged infringement relating to our solutions, we could be prevented from selling, or we could elect not to sell, such solutions unless we obtain additional intellectual property rights and licenses, which may involve substantial royalty or other payments and may not be available on acceptable terms or at all. Alternatively, we could be forced to redesign one or more of our solutions to avoid any infringement or allegations thereof. Procuring or developing substitute solutions that do not infringe could require significant effort and expense, and we may not be successful in any attempt to redesign our solutions to avoid any alleged infringement.
A successful claim of infringement against us, or our failure or inability to develop and implement non-infringing technology, or license the infringed intellectual property rights, on acceptable terms and on a timely basis, could materially adversely affect our business, financial condition, and results of operations. A party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages or obtain an injunction. An adverse determination also could invalidate our intellectual property rights and adversely affect our ability to offer our solutions to our customers. Additionally, we may face liability to our customers, business partners or third parties for indemnification or other remedies in the event that they are sued for infringement in connection with their use of our solutions. We currently have a number of agreements in effect pursuant to which we have agreed to defend, indemnify, and hold harmless our customers, suppliers and other business partners from damages and costs which may arise from the infringement by our solutions of third-party patents or other intellectual property rights. The scope of these indemnity obligations varies, but may, in some instances, include indemnification for damages and expenses, including attorneys’ fees. Furthermore, our defense of intellectual property rights claims brought against us or our customers, business partners or other related third parties, regardless of our success, would likely be time-consuming and expensive to resolve and would divert management’s time and attention from our business, which could seriously harm our business. A claim that our solutions infringe a third party’s intellectual property rights, even if untrue, could adversely affect our relationships with our customers or suppliers, may deter future customers from purchasing our solutions and could seriously harm our reputation with our customers or suppliers, as well as our reputation in the industry at large.
We depend on licenses for certain technologies from third parties, some of which require us to pay royalties, and our inability to use such technologies in the future would harm our ability to remain competitive.
We integrate certain technologies developed and owned by third parties into our solutions, including the central processing unit cores of our EyeQ® SoCs, through license and technology transfer agreements. Under these agreements, we are obligated to pay royalties for each unit of our solutions that we sell that incorporates such third-party technology. If we are unable to maintain our contractual relationships with the third-party licensors on which we depend, then we may not be able to find replacement technology to integrate into our solutions on a timely basis or for a similar royalty fee, in which case our business, results of operations, and financial condition would also be adversely affected.
If we are unable to continue to use or license these technologies on reasonable terms, or if these technologies fail to operate properly, we may not be able to secure alternatives in a timely manner or at all, and our ability to remain competitive would be harmed. In addition, if we are unable to successfully license technology from third parties to develop future solutions, we may not be able to develop such solutions in a timely manner or at all. The operation or security of our solutions could be impaired if errors or other defects occur in the third-party technologies we use, and it may be more difficult for us to correct any such errors and defects in a timely manner, if at all, because the development and maintenance of these technologies is not within our control. Any impairment of the technologies or of our relationship with these third parties would adversely affect our business, results of operations, and financial condition.
We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees that result in litigation, which would adversely affect our business, results of operations, and financial condition.
A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967 (the “Patent Law”), inventions conceived by an employee in the course and as a result of his or her employment with a company are regarded as “service inventions” that belong to the employer, absent a specific agreement between the employee and employer providing otherwise. The Patent Law also provides that, in the absence of an agreement to the contrary between an employer and an employee, the Israeli Compensation and Royalties Committee (the “Committee”), a body constituted under the Patent Law, will determine whether the employee is entitled to remuneration for his or her inventions. Further, the Committee has not yet determined one specific formula for calculating this remuneration but rather uses the criteria specified in the Patent Law. Although we enter into assignment-of-invention agreements with our employees and service providers pursuant to which such individuals waive their right to remuneration for service inventions, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees and service providers, or be forced to litigate such claims, which would adversely affect our business, results of operations, and financial condition.
In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, processes, and know-how.
We rely on proprietary information (such as trade secrets, know-how, and confidential information) to protect intellectual property that may not be patentable and may not be subject to copyright, trademark, trade dress or service mark protection, or that we believe is best protected by means that do not require public disclosure. Such proprietary information may be owned by us or disclosed to us by our licensors, suppliers or other third parties. We generally seek to protect this proprietary information by entering into confidentiality agreements, or consulting, services or employment agreements that contain non-disclosure and non-use provisions with our employees, consultants, contractors, scientific advisors and other third parties. However, we may fail to enter into the necessary agreements, and even if entered into, these agreements may be breached or may otherwise fail to prevent disclosure, third-party infringement, or misappropriation of our proprietary information, may be limited as to their term, and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. We have limited control over the protection of trade secrets used by our third-party manufacturers and suppliers and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, our proprietary information may otherwise become known or be independently developed by our competitors or other third parties. To the extent that our employees, consultants, contractors, scientific advisors and other third parties use intellectual property owned by others in their work for us, disputes may arise as to the rights in or to related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection for our proprietary information could adversely affect our competitive business position. Furthermore, laws regarding trade secret rights in certain markets where we operate may afford little or no protection to our trade secrets.
We also rely on physical and electronic security measures to protect our proprietary information, but we cannot provide assurance that these security measures will not be breached or provide adequate protection for our property. There is a risk that third parties may obtain and improperly utilize our proprietary information to our competitive disadvantage. We may not be able to detect or prevent the unauthorized use of such information or take appropriate and timely steps to protect and enforce our intellectual property rights. The theft or unauthorized use or publication of our trade secrets and other confidential business information as a result of such an incident would affect our competitive position and adversely affect our business, results of operations, and financial condition.
We use certain software and data governed by open-source licenses, which under certain circumstances could adversely affect our business, results of operations, and financial condition.
Certain of our software and data, as well as that of our customers and vendors, may be derived from or otherwise incorporate so-called “open source” software and data that is generally made available to the public by its authors and/or other third parties. Some open-source software is made available under licenses that impose certain obligations on us regarding modifications or derivative works we create based upon the open-source software. These obligations may require us to make source code for the derivative works available to the public and/or license such derivative works under a particular type of license, rather than the forms of license we customarily use to protect our intellectual property. Additionally, if we combine our proprietary software with open-source software in certain manners we could be required to release the source code of our proprietary software or to make our proprietary software available under open-source licenses to third parties at little or no cost or on unfavorable license terms. In the event that the copyright holder of, or other third party that distributes, open-source software alleges that we have not complied with the terms of an open-source license, we could incur significant legal costs defending ourselves against such allegations. If such claims are successful, we could be subject to significant damages, required to release the source code that we developed using that open-source software to the public, enjoined from distributing our software and/or required to take other actions that could adversely affect our business, results of operations, and financial condition.
While we take steps to monitor the use of open-source software in our solutions, processes and technology and try to ensure that no open-source software is used in such a way as to require us to disclose the source code to the related product, processes, or technology when we do not wish to do so, such use could inadvertently occur. Additionally, if a third-party software provider has incorporated certain types of open source software into software we license from such third party for our solutions, processes, or technology, we could, under certain circumstances, be required to disclose the source code to our solutions, processes, or technology. This could harm our intellectual property position and adversely affect our business, results of operations, and financial condition.
Further, the use of open-source software can lead to vulnerabilities that may make our software susceptible to attack, and although some open-source vendors provide warranty and support agreements, it is common for such software to be available “as is” with no warranty, indemnity, or support. Although we monitor our use of such open-source code to avoid subjecting our solutions to unintended conditions, such use, under certain circumstances, could materially adversely affect our business, financial condition and operating results and cash flow, including if we are required to take remedial action that may divert resources away from our development efforts.
Risks Related to Our Industry
Adverse conditions in the automotive industry or the global economy more generally would adversely affect our business, results of operations, and financial condition.
Our business depends on, and is directly affected by, the global automobile industry. Economic conditions in North America, Europe and Asia can have a large impact on the production volume of new vehicles, and, accordingly, have an impact on our revenue. Automotive production and sales are highly cyclical and depend on general economic conditions and other factors, including consumer spending and preferences, changes in interest rate levels and credit availability, consumer confidence and purchasing power, energy and fuel costs, fuel availability, environmental impact, governmental incentives, regulatory requirements, and political volatility, especially in energy-producing countries and growth markets. In addition, automotive production and sales can be affected by our customers’ ability to continue operating in response to challenging economic conditions, such as those caused by the COVID-19 pandemic, and in response to labor relations issues and shortages, supply chain disruptions, regulatory requirements, trade agreements and other factors. For example, while the global vehicle industry shows recovery from the COVID-19 pandemic, with approximately 3% growth year over year in 2021, production in 2021 was still approximately 13% below the 2019 level. The volume of automotive production in North America, Europe, China, and the rest of the world has fluctuated, sometimes significantly, from year to year, for many reasons, and such fluctuations give rise to fluctuations in the demand for our solutions. Any adverse change in any of these factors, including, but not limited to, general economic conditions, the bankruptcy of any of our customers or the closure of OEM manufacturing facilities may result in a reduction in automotive sales and production, and would have an adverse effect on our business, results of operations, and financial condition.
If OEMs are unable to maintain and increase consumer acceptance of ADAS and autonomous driving technology, our business, results of operations, and financial condition would be adversely affected.
Our future operating results will depend on the ability of OEMs to maintain and increase consumer acceptance of ADAS and autonomous driving. There is no assurance that OEMs can achieve these objectives. Market acceptance of ADAS and autonomous driving depends upon many factors, including regulatory requirements, evolving safety standards, costs, and driver preferences. Market acceptance of ADAS and autonomous driving may also be adversely affected by safety incidents involving ADAS and autonomous driving solutions, even if the incidents do not involve our solutions. We cannot be sure that ADAS and autonomous driving will achieve market acceptance on a timeline that is consistent with our expectations or development and production plans. Market acceptance of our solutions also depends on the ability of market participants, including Mobileye, to resolve technical challenges for increasingly complex ADAS and autonomous driving technology in a timely and cost-effective manner. Consumers will also need to be made aware of the advantages of our solutions, such as the advantages of our offerings compared to competing technologies, specifically those that rely solely on either cameras or LiDAR and radar. If consumer acceptance of ADAS and autonomous driving technology does not increase, our business, results of operations, and financial condition would be adversely affected.
We operate in an industry that is new and rapidly evolving, and the estimates and forecasts of TAM and SAM included in this prospectus are subject to significant uncertainty.
We are pursuing opportunities in markets that are undergoing rapid changes, including technological and regulatory changes, and it is difficult to predict the timing and size of the opportunities. For example, ADAS and autonomous driving applications require complex technology and are subject to uncertainties with respect to, among other things, the rate of consumer acceptance and the impact of current or future regulations. Because these automotive systems depend on technology from many companies, commercialization of some ADAS or autonomous driving solutions could be delayed or impaired on account of certain technological components of our or others not being ready to be deployed in vehicles. Regulatory, safety or reliability developments, many of which are outside of our control, could also cause delays or otherwise impair commercial adoption of these new technologies, which will adversely affect our growth.
This prospectus contains estimates and forecasts concerning our industry, including estimates of the TAM and serviceable addressable market (“SAM”) of our current and anticipated future solutions, that are based on industry publications and reports or other publicly available information as well as our internal estimates and expectations. These estimates and forecasts involve a number of assumptions and limitations, and are subject to significant uncertainty, and you are cautioned not to give them undue weight. Industry surveys and publications generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy and completeness of the included information. We have not independently verified this third-party information. Similarly, our internal estimates and forecasts are based on a variety of assumptions, including assumptions regarding market acceptance of autonomous driving and ADAS and the manner in which this new and rapidly evolving market will develop. While we believe our assumptions and the data underlying our estimates and forecasts are reasonable, these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. As a result, our estimates and forecasts may prove to be incorrect. If third-party or internally generated data prove to be inaccurate or we make errors in our assumptions based on that data, the TAM and SAM for our solutions may be smaller than we have estimated, our future growth opportunities and sales growth may be smaller than we estimate, and our future business, results of operations and financial condition may be adversely affected.
Our future financial performance will depend on our ability to make timely investments in the correct market opportunities. If one or more of these markets experience a shift in customer or prospective customer demand, then our solutions may not compete as effectively, if at all, and they may not be incorporated into commercialized end customer products. Given the evolving nature of the markets in which we operate, it is difficult to predict customer demand or adoption rates for our solutions or the future growth of the markets in which we operate. Even if the market for ADAS and autonomous driving solutions grows substantially, there is no guarantee that demand for our solutions will correlate with that growth if we fail to effectively pursue such opportunities. There is also no guarantee that our business will be successful simply because of the future TAM or SAM of our solutions, or because of the trends of the TAM and SAM of our solutions. If demand does not develop or if we cannot accurately forecast customer demand, then the size of our markets, inventory requirements or our future business, results of operations, and financial condition would be adversely affected.
Regulatory and Compliance Risks
We are subject to a variety of laws and regulations that affect our operations and that could adversely affect our business, results of operations, and financial condition.
We are subject to laws and regulations worldwide that affect our operations and that differ among jurisdictions, including automotive safety regulations, regulations governing autonomous driving technology, intellectual property ownership and infringement laws, tax laws, import and export regulations, anti-corruption laws, foreign exchange controls and cash repatriation restrictions, data privacy laws, competition laws, advertising regulations, employment laws, product regulations, environmental laws, health and safety requirements, consumer laws and national security laws. Compliance with such requirements can be onerous and expensive, and may otherwise adversely affect our business, results of operations, and financial condition.
Although we have policies, controls, and procedures designed to help ensure compliance with applicable laws, there can be no assurance that our employees, contractors, suppliers, or agents will not violate such laws or our policies. There may also be laws and regulations that limit the functionality of our solutions or require us to adapt our solutions to retain functionality. For example, the regulatory environment in China creates challenges for the proliferation of our solutions in that market. Due to regulations there, we also depend on our partners in China in order to collect, analyze and transmit data, and such partners may choose to cease, or be unable to, continue cooperating with us. Other countries have, or may implement, similar restrictions. Violations of these laws and regulations can result in fines, criminal sanctions against us, our officers, or our employees, prohibitions on the conduct of our business and damage to our reputation. The automotive and technology industries are subject to intense media, political, and regulatory scrutiny, which can increase our exposure to government investigations, legal actions, and penalties.
Our business, results of operations, and financial condition may be adversely affected by changes in automotive safety regulations or concerns that drive regulations that increase our costs or delay or halt adoption of our solutions.
There are a variety of international, foreign, federal, and state regulations that apply to vehicle safety that could affect the marketability of our solutions. Regulations relating to autonomous driving include many existing vehicle standards that were not originally intended to apply to vehicles that may not have a human driver, and autonomous driving may never be globally approved. The expected launch of our AMaaS solutions in many jurisdictions remains subject to regulatory review and approvals, and the regulatory standards relating to AMaaS are still developing and remain subject to substantial uncertainty. There has been relatively little mandatory government regulation of the self-driving industry to date. Currently, there are no Federal Motor Vehicle Safety Standards that relate to the performance of self-driving technology and no widely accepted uniform standards to certify self-driving technology and its commercial use on public roads. It is also possible that future self-driving regulations are not standardized, and our technology could become subject to differing regulations across jurisdictions. For example, in Europe, certain vehicle safety regulations apply to automated braking and steering systems, and certain treaties also restrict the legality of certain higher levels of automation, while certain U.S. states have legal restrictions on automation that many other states are also considering. Such regulations continue to rapidly change, which increases the likelihood of a patchwork of complex or conflicting regulations or may limit global adoption, impede our strategy, or negatively impact our long-term expectations for our investments in these areas.
Government safety regulations are subject to change based on a number of factors that are not within our control, including new scientific or technological data, adverse publicity regarding the industry, recalls, concerns regarding safety risks of autonomous driving and ADAS, accidents involving our solutions or those of our competitors, domestic and foreign political developments or considerations and litigation relating to our solutions and our competitors’ products. Changes in government regulations, especially those relating to ADAS and autonomous driving, could adversely affect our business, results of operations, and financial condition.
Regulations governing the automotive industry impose stringent compliance and reporting requirements in response to product recalls and safety issues in the automotive industry, including a duty to report, subject to strict timing requirements, safety defects with, or reports of injuries relating to, our solutions and requirements that a manufacturer recall and repair vehicles that contain safety defects or fail to comply with applicable safety standards. If we do not rapidly address any safety concerns or defects involving our solutions, our business, results of operations, and financial condition would be adversely affected.
We are subject to risks related to trade policies, sanctions, and export controls.
Trade policies and international disputes at times result in increased tariffs, trade barriers and other restrictions, which can increase our manufacturing costs, make our solutions less competitive, reduce demand for our solutions, limit our ability to sell to certain customers, limit our ability to procure components or raw materials or impede or slow the movement of our goods across borders. Increasing protectionism and economic nationalism may lead to further changes in trade policies and regulations, domestic sourcing initiatives, or other formal and informal measures.
Likewise, national security and foreign policy concerns may prompt governments to impose trade or other restrictions, which could make it more difficult to sell our solutions in, or restrict our access to, certain markets. In this regard, our business activities are subject to various trade and economic sanctions laws and regulations, including, without limitation, the U.S. Department of the Treasury’s Office of Foreign Assets Control’s sanctions programs and the Export Administration Regulations issued by the U.S. Department of Commerce. These rules may prohibit or restrict our ability to, directly or indirectly, conduct activities or dealings in or with certain countries or involving certain persons, or otherwise affect our business. While we believe that current U.S. sanctions do not materially impede our ability to conduct our current business, new sanctions imposed by the United States, the European Union or other countries may restrict certain of our operations and negatively affect our revenue and profitability in the future. Although we take steps to comply with applicable laws and regulations, our failure to successfully comply with applicable sanctions or export control rules may expose us to negative legal and business consequences, including civil or criminal penalties and government investigations.
In particular, in response to Russia’s recent invasion of Ukraine, the United States, the European Union, and several other countries are imposing far-reaching sanctions and export control restrictions on Russian entities and individuals. Although these measures do not currently have, nor do we expect them in the future to have, a material, direct impact on our business, results of operations, or financial condition, they may constrain our ability to work with Russian companies or individuals in connection with the development of our solutions in the future. These sanctions and export controls also may also contribute to higher oil and gas prices and inflation, which could reduce demand in the global automotive sector and therefore reduce demand for our solutions.
Additionally, tensions between the United States and China have led to increased tariffs and trade restrictions, including tariffs applicable to some of our solutions, and have affected customer ordering patterns. In addition to imposing economic sanctions on certain Chinese individuals and entities, the United States has imposed restrictions on the export of U.S.-regulated products and technology to certain Chinese technology companies, including certain of our customers. Future restrictions could adversely affect our financial performance, result in reputational harm to us due to our relationship with such companies or lead such companies to develop or adopt technologies that compete with our solutions. For example, Geely Holding Group Co., Ltd, an automotive company headquartered in China, recently commenced production of Mobileye SuperVision™ in its Zeekr premium electric vehicle brand with RoadBook™ scheduled for inclusion with an OTA update in 2022, and we achieved an AV design win for inclusion of our consumer Level 4 platform built on the Mobileye Chauffeur™ system in Zeekr. Moreover, in 2021, we derived approximately 19% of our revenue from shipments of products to China. It is difficult to predict what further trade-related actions governments may take, which may include trade restrictions and additional or increased tariffs and export controls imposed on short notice, and we may be unable to quickly and effectively react to or mitigate such actions.
Trade disputes and protectionist measures, or continued uncertainty about such matters, could result in declining consumer confidence and slowing economic growth or recession, and could cause our customers to reduce, cancel, or alter the timing of their purchases with us. Sustained geopolitical tensions could lead to long-term changes in global trade and technology supply chains, and decoupling of global trade networks, which could have a material adverse effect on our business and growth prospects.
Risks Related to Operations in Israel
Conditions in Israel affect our operations and may limit our ability to produce and sell our solutions.
Although we are incorporated under the laws of the State of Delaware, our headquarters and research and development center are located in the State of Israel, and as of the end of 2021, substantially all of our equipment and long-lived assets were located in Israel. Many of our employees, including certain members of our management, operate from our offices that are located in Jerusalem, Israel. In addition, a number of our officers and directors are residents of Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business and operations. In recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip against civilian targets in various parts of Israel, including areas in which our employees are located, and negatively affected business conditions in Israel. Any hostilities involving Israel, regional geopolitical instability or the interruption or curtailment of trade between Israel and its trading partners as a result thereof could adversely affect our operations and results of operations.
Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of certain direct damages that are caused by terrorist attacks or acts of war, such coverage would likely be limited, may not be applicable to our business and may not reinstate our loss of revenue or economic losses more generally. Furthermore, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.
Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict doing business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition, or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business.
Our operations may be disrupted by the obligations of personnel to perform military service.
Some of our employees in Israel are obligated to perform annual reserve duty in the Israeli military for several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and are subject to being called for additional active duty under emergency circumstances. In response to increased tension and hostilities, there have been occasional call-ups of military reservists, and it is possible that there will be additional call-ups in the future. We cannot predict the full impact of these conditions on us in the future, particularly if emergency circumstances or an escalation in the political situation occurs. If many of our employees are called for active duty, our operations in Israel and our business may not be able to function at full capacity, and our business, results of operations, and financial condition could be adversely affected.
The tax benefits that are available to us under Israeli law require us to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.
We believe that our Israeli subsidiary is eligible for certain tax benefits provided to a “Special Preferred Technology Enterprise” under the Israeli Law for the Encouragement of Capital Investments, 1959, and its regulations, as amended (the “Investment Law”), including, inter alia, a reduced corporate tax rate of 6% on Israeli preferred technology taxable income, as defined in the Investment Law. In order to remain eligible for the tax benefits for a Special Preferred Technology Enterprise, our Israeli subsidiary must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. For example, a Special Preferred Technology Enterprise must be part of a group of companies with aggregate annual revenue of at least 10 billion New Israeli Shekels. If Intel does not maintain sufficient holdings in us so that we are a consolidated group with Intel, and if we do not otherwise meet the revenue requirement as a standalone company, we would no longer meet the consolidated group income requirement to maintain our status as a Special Preferred Technology Enterprise and would instead be considered a Preferred Technology Enterprise, resulting in a higher effective corporate tax rate in Israel. If we fail to meet certain additional conditions stipulated in the Investment Law, including a minimal amount or ratio of annual research and development expenditures and research and development employees, as well as having at least 25% of our annual income derived from exports, we would also lose our status as a Preferred Technology Enterprise, resulting in an even higher effective corporate tax rate in Israel. Additionally, if our Israeli subsidiary increases its activities outside of Israel through acquisitions, then its expanded activities might not be eligible for inclusion in future Israeli tax benefit programs.
It may be difficult to enforce a U.S. judgment against our officers and directors named in this prospectus, or to assert U.S. securities laws claims in Israel or serve process on our non-U.S. officers and directors.
Not all of our directors or officers are residents of the United States, and most of their and our assets are located outside the United States. Service of process upon our non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against us or our non-U.S. our directors and officers may be difficult to obtain within the United States. Additionally, we have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our non-U.S. officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, then the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Additionally, Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors.
Moreover, an Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), if its enforcement is likely to prejudice the sovereignty or security of the State of Israel, if it was obtained by fraud or in the absence of due process, if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel at the time the foreign action was brought.
Risks Related to our Relationship with Intel and our Dual Class Structure
The dual class structure of our common stock will have the effect of concentrating voting control with Intel, and Intel will own shares of our Class B common stock, representing a majority of the shares of our common stock and approximately    % of the voting power of our outstanding capital stock immediately following this offering. This will limit or preclude your ability to influence corporate matters.
Our Class B common stock will have ten votes per share, and our Class A common stock, which is the stock we are offering in this offering, will have one vote per share. Because of the 10-to-1 voting ratio between our Class B common stock and our Class A common stock, immediately following the offering, Intel, which will be the beneficial holder of     shares of Class B common stock, will beneficially own approximately    % of the voting power of our outstanding capital stock, assuming no exercise by the underwriters of their option to purchase additional shares of our Class A common stock (or    % assuming full exercise by the underwriters of their option to purchase additional shares of our Class A common stock). Because Intel will beneficially hold significantly more than a majority of the combined voting power of our capital stock upon the completion of this offering, it will be able to control all matters submitted to our stockholders for approval.
As a result, for the foreseeable future, Intel will have significant influence over the management and affairs of our company and over the outcome of all matters submitted to our stockholders for approval, including the election of directors and significant corporate transactions, such as a merger, consolidation, or sale of substantially all of our assets, even if its stock holdings will be significantly diluted to represent less than 50% of the outstanding shares of our common stock. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders. Intel may have interests that differ from yours and may vote in a way with which you disagree, and which may be adverse to your interests. This control may adversely affect the trading price of our Class A common stock. See “Description of Capital Stock.”
We expect to be a “controlled company” within the meaning of the corporate governance standards of    . As a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance standards. You will not have the same protections afforded to stockholders of companies that are subject to all corporate governance requirements of    .
So long as more than 50% of the voting power for the election of our directors is held by an individual, a group or another company, we will qualify as a “controlled company” under listing requirements of    . After the completion of this offering, Intel will continue to beneficially hold a majority of the voting power of our outstanding common stock. As a result, we are a “controlled company” under the    rules. As a controlled company, we are exempt from certain    corporate governance requirements, and we currently intend to rely on such exemptions, including those that would otherwise require our Board of Directors to have a majority of independent directors and require that we establish a compensation committee and nominating committee comprised entirely of independent directors, or otherwise ensure that the compensation of our executive officers and nominees for directors are determined or recommended to our Board of Directors by the independent members of our Board. To the extent we continue to rely on one or more of these exemptions, holders of our Class A common stock will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of         .
Our dual class structure may depress the trading price of our Class A common stock.
We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. S&P Dow Jones and FTSE Russell have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500. These changes exclude companies with multiple classes of shares of common stock from being added to these indices. In addition, several stockholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our common stock may prevent the inclusion of our Class A common stock in these indices and may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A common stock. Any actions or publications by stockholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A common stock.
We may have conflicts of interest with Intel and, because of Intel’s controlling beneficial ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.
Conflicts of interest may arise between Intel and us in a number of areas relating to our ongoing relationship. Potential conflicts of interest that we have identified include the following:

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Certain of our directors may have conflicts of interest.   Each of    serves both as our director and in a senior management role at Intel. Such directors owe fiduciary duties to our company pursuant to Delaware law, but these relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for Intel and us.

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Sale of shares of our common stock.   Intel may decide to sell all or a portion of our shares that it holds to a third party, including to one of our competitors, thereby giving that third-party substantial influence over our business and our affairs and possibly depressing the trading price of our Class A common stock. Such a sale could be in conflict with your interests.

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Developing business relationships with Intel’s competitors.   We may from time to time partner with, purchase from, and sell to a number of companies that compete with Intel. These companies may be less willing or unwilling to develop and maintain relationships with us, and may favor our competitors or may view us as competitors, because of our relationship with Intel.

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Allocation of business opportunities.   Business opportunities may arise that both we and Intel find attractive, and which would complement our businesses. We may be prevented from taking advantage of new business opportunities that Intel has entered into.

Intel will continue to beneficially hold a majority of the voting power of our common stock and we and Intel expect to continue as strategic partners, collaborating on projects to pursue the growth of computing in the automotive sector. Intel may from time to time make strategic decisions that it believes are in the best interests of its business as a whole, including our company. These decisions may be different from the decisions that we would have made on our own. Intel’s decisions with respect to us or our business, including any related party transactions between Intel and us, may be resolved in ways that favor Intel and its stockholders, which may not coincide with the interests of our other stockholders.
Our historical financial information may not be representative of our results as an independent public company.
The historical combined financial information included in this prospectus may not necessarily reflect our results of operations, financial position, and cash flows in the future or what they would have been had we been a separate, stand-alone company during the years presented. Our historical financial data presented in this prospectus includes costs of our business, which may not, however, reflect the expenses we would have incurred as a stand-alone company for the years presented. Actual costs that may have been incurred if we had operated as a stand-alone company would depend on a number of factors, including the chosen organizational structure, the outsourcing of certain functions, and other strategic decisions. Furthermore, we have not made pro forma adjustments to reflect many significant changes that will occur in our cost structure, funding, and operations as a result of our transition to becoming a public company, including changes in our employee base and other costs associated with being a separate, stand-alone, and publicly traded company and, therefore, the pro forma financial information included in this prospectus is also not representative of our results as an independent public company. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical combined financial statements and the accompanying notes included elsewhere in this prospectus.
Risks Related to the Offering and Our Class A Common Stock
An active trading market for our Class A common stock may never develop or be sustained, which may cause shares of our Class A common stock to trade at a discount from the initial public offering price and you may not be able to resell your shares at or above the initial public offering price.
Since Intel has completed its acquisition of us, prior to this offering, there has not been a public trading market for shares of our Class A common stock. It is possible that an active trading market for our Class A common stock will not develop or, if developed, not be sustained, which would make it difficult for you to sell your shares of Class A common stock at an attractive price or at all. The initial public offering price per share of our Class A common stock will be determined by agreement between us and the underwriters and may not be indicative of the price at which shares of our Class A common stock will trade in the public market after this offering. The market price of our Class A common stock may decline below the initial public offering price, and you may not be able to sell your shares of our Class A common stock at or above the price you paid in this offering or at all.

The market price of our Class A common stock may fluctuate, and you could lose all or part of your investment.
The stock market in general has been, and the market price of our Class A common stock specifically is, subject to fluctuation, whether due to, or irrespective of, our operating results and financial condition. The market price of our Class A common stock on    may fluctuate as a result of a number of factors, some of which are beyond our control, including, but not limited to:
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announcements by regulators and other safety organizations regarding ADAS, autonomous driving and related technology;

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publicized accidents involving ADAS and autonomous driving technology, whether developed by us or our competitors;

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market acceptance of our solutions;

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the impact of the COVID-19 pandemic on our management, employees, customers, and operating results;

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announcements of the results of research and development projects by us or our competitors;

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announcements by others relating to autonomous driving technology and its adoption by OEMs;

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development of new competitive systems and products by others;

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changes in earnings estimates or recommendations by securities analysts;

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developments concerning our intellectual property rights;

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loss of key personnel, particularly Professor Shashua;

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changes in the cost of satisfying our warranty obligations;

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loss of key customers;

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disruptions to our and the global supply chain;

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macroeconomic irregularities such as worsening inflationary trends, volatile interest rates and labor shortages;

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delays between our expenditures to develop and market new or enhanced products and the generation of sales from those products;

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changes in the amount that we spend to develop, acquire, or license new products, technologies, or businesses;

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changes in our research and development and operating expenditures;

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variations in our and our competitors’ results of operations and financial condition;

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our sale or proposed sale or the sale or proposed sale by Intel or other significant stockholders of our common stock or other securities in the future; and

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general market conditions and other factors, including factors unrelated to our operating performance.

These factors and any corresponding price fluctuations may materially and adversely affect the market price of our shares of Class A common stock and result in substantial losses being incurred by our investors. Market prices for securities of technology companies historically have been very volatile. The market for these securities has from time to time experienced significant price and volume fluctuations for reasons unrelated to the operating performance of any one company. In the past, following periods of market volatility, public company stockholders have often instituted securities class action litigation in the United States. If we were involved in securities litigation, then it could impose a substantial cost upon us and divert the resources and attention of our management from our business.
We have broad discretion over the use of net proceeds from this offering, and we may not use them effectively.
We intend to use the net proceeds that we receive from this offering to repay $      of indebtedness owed to Intel under the Dividend Note and use the remaining $      (or $      if the underwriters exercise

their option to purchase additional shares of our Class A common stock in full) for working capital and general corporate purposes. Our management will have broad discretion in the application of net proceeds from this offering allocated for working capital and general corporate purposes, and you will not have the opportunity as part of your investment decision to assess whether such proceeds are being used appropriately. The failure by our management to apply these proceeds effectively could adversely affect our business, results of operations, and financial condition.
We do not expect to pay dividends in the foreseeable future.
Other than in connection with the Reorganization, we have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends for the foreseeable future.
The requirements of being a public company may strain our resources and divert management’s attention.
As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) and stock exchange rules promulgated in response to the Sarbanes-Oxley Act. The requirements of these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly and increase demand on our systems and resources. After the completion of this offering, we will be obligated to file with the SEC annual and quarterly information and other reports that are specified in the Exchange Act, and therefore will need to have the ability to prepare financial statements that are compliant with all SEC reporting requirements on a timely basis.
In addition, we will be subject to other reporting and corporate governance requirements, including certain requirements of    and certain provisions of the Sarbanes-Oxley Act and the regulations promulgated thereunder, which will impose significant compliance obligations upon us. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls for financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required, and management’s attention may be diverted from other business concerns.
Furthermore, though we have been indirectly subject to these requirements previously as a subsidiary of Intel, we might not be successful in implementing these requirements. The increased costs of compliance with public company reporting requirements and our potential failure to satisfy these requirements could have an adverse effect on our business, results of operations, and financial condition.
Failure to establish and maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have an adverse effect on our business, results of operations, and financial condition.
Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and, beginning in the first full fiscal year after the completion of this offering, provide an annual management report on the effectiveness of internal control over financial reporting, to which our auditors will need to attest in accordance with guidelines set forth by the Public Company Accounting Oversight Board (“PCAOB”). We may in the future identify material weaknesses when evaluating our internal control over financial reporting that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. Testing and maintaining our internal control over financial reporting may also divert management’s attention from other matters that are important to the operation of our business. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented, or amended from time to time, then we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. Moreover, any material weakness or other deficiencies in our internal control over financial reporting may impede our ability to file timely and accurate reports with the SEC. Any of the above could cause a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could adversely affect our business, results of operations, and financial condition.
Investors in this offering will experience immediate and substantial dilution.
The initial public offering price is substantially higher than the pro forma net tangible book value per share of our common stock immediately following this offering. Therefore, if you purchase shares of our Class A common stock in this offering, then, based on the midpoint of the price range set forth on the cover page of this prospectus, and the issuance by us of     shares of Class A common stock in this offering, you will experience immediate dilution of $      per share, the difference between the price per share you pay for our Class A common stock and the pro forma net tangible book value per share of our common stock as of December 25, 2021 after giving effect to this offering. Furthermore, if the underwriters exercise their option to purchase additional shares, if we issue awards to our employees under our equity incentive plans or if we otherwise issue additional shares of our Class A common stock, then you could experience further dilution. As a result of the dilution to investors purchasing shares in this offering, investors may receive less than the purchase price paid in this offering, if anything, in the event of our liquidation. See “Dilution.”
If securities and industry analysts do not publish research or publish inaccurate or unfavorable research about our business, then the stock price and trading volume of our Class A common stock could decline.
The trading market for our Class A common stock will depend, in part, on the research and reports that securities and industry analysts publish about us and our business. Securities and industry analysts do not currently, and may never, cover our company. If securities and industry analysts do not commence coverage of our company following this offering, then the stock price of our Class A common stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our Class A common stock or publish inaccurate or unfavorable research about our business, then the stock price of our Class A common stock would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, then demand for our stock could decrease, which might cause the stock price and trading volume of our Class A common stock to decline.
The issuance by us of additional equity securities may dilute your ownership and adversely affect the market price of our Class A common stock.
After this offering and the use of proceeds to us therefrom, we will have an aggregate of           authorized but unissued shares of Class A common stock. Our amended and restated certificate of incorporation will authorize us to issue shares of Class A common stock and rights relating to Class A common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. Any Class A common stock that we issue, including under our equity incentive plan, would dilute the percentage ownership held by the investors who purchase Class A common stock in this offering.
In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional shares of our Class A common stock or securities convertible into shares of our Class A common stock or by offering debt or other securities. We could also issue shares of our Class A common stock or securities convertible into our Class A common stock or debt or other securities in connection with acquisitions or other strategic transactions. Issuing additional shares of our Class A common stock or securities convertible into shares of our Class A common stock or debt or other securities may dilute the economic and voting rights of our existing stockholders and would likely reduce the market price of our Class A common stock.
Upon liquidation, holders of debt securities and preferred shares, if issued, and lenders with respect to other borrowings would receive a distribution of our distributable assets prior to the holders of our common stock. Debt securities convertible into equity securities could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distribution or preferences with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing, and nature of our future offerings. As a result, holders of our Class A common stock bear the risk that our future offerings may reduce the market price of our Class A common stock and dilute their stockholdings in us.
Delaware law and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect at the completion of this offering could make a merger, tender offer, or proxy contest difficult, thereby adversely affecting the market price of our common stock.
Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law (the “DGCL”) may discourage, delay, or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our stockholders. In addition, our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may make the acquisition of our company more difficult, including the following:
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our dual class common stock structure, which provides holders of our Class B common stock with the ability to significantly influence the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding common stock;

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if Intel’s holdings in our stock are reduced so that it no longer maintains a majority of the combined voting power of our common stock, our stockholders will only be able to take action at a meeting of stockholders and not by written consent;

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vacancies on our board of directors will be able to be filled only by our board of directors and not by stockholders;

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no provision in our amended and restated certificate of incorporation or amended and restated bylaws provides for cumulative voting, which limits the ability of minority stockholders to elect director candidates;

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only the Chairman of our Board of Directors, our Chief Executive Officer, or a majority of our Board of Directors are authorized to call a special meeting of stockholders;

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our amended and restated bylaws will provide that certain litigation against us can only be brought in Delaware;

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nothing in our amended and restated certificate of incorporation precludes future issuances without stockholder approval of the authorized but unissued shares of our Class A common stock;

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our amended and restated certificate of incorporation authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued, without the approval of the holders of our capital stock; and

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advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

These anti-takeover defenses could discourage, delay, or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock, and could also affect the price that some investors are willing to pay for our Class A common stock.
Our amended and restated bylaws will contain exclusive forum provisions for certain claims, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.
Our amended and restated bylaws that will be in effect upon completion of this offering, to the fullest extent permitted by law, will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of us, (2) any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any of our current or former directors, officers, stockholders, employees or agents to us or our stockholders, (3) any action asserting a claim against us or any of our current or former directors, officers, stockholders, employees or agents arising out of or relating to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, or (4) any action asserting a claim against us or any of our current or former directors, officers, stockholders, employees or agents governed by the internal affairs doctrine of the State of Delaware. As described below, this provision will not apply to suits brought to enforce any duty or liability created by the Securities Act or Exchange Act, or rules and regulations thereunder.
Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and our amended and restated bylaws will provide that the federal district courts of the United States will, to the fullest extent permitted by law, be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Our decision to adopt such a federal forum provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court or determine that our federal forum provision should be enforced in a particular case, application of our federal forum provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court.
Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and our amended and restated bylaws will provide that neither the exclusive forum provision nor our federal forum provision applies to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.
Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the federal forum provision. Additionally, our stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. These provisions may limit our stockholders’ ability to bring a claim in a judicial forum they find favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees and agents. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results, and financial condition.
General Risks
Changes in our effective tax rates may reduce our net income.
A number of factors can increase our effective tax rates, which could reduce our net income, including:
•
changes in the volume and mix of profits earned and location of assets across jurisdictions with varying tax rates and the associated impacts of legislative actions affecting multi-national enterprises;

•
changes in the valuation of our deferred tax assets and liabilities, and in associated deferred tax asset valuation allowance;

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adjustments to income taxes upon finalization of tax returns;

•
increases in expenses not deductible for tax purposes, including equity-based compensation or impairments of goodwill;

•
changes in available tax credits;

•
changes in our ability to secure new, or renew existing, tax holidays and incentives;

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changes in U.S. federal, state, or foreign tax laws or their interpretation, including changes in the U.S. to the taxation of non-U.S. income and expenses and changes resulting from the adoption by countries of OECD recommendations or other legislative actions;

•
changes in accounting standards; and

•
those described under “Risks Related to Operations in Israel — The tax benefits that are available to us under Israeli law require us to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.”

Global or regional conditions can adversely affect our business, results of operations, and financial condition.
We and our suppliers have manufacturing, assembly and test, research and development, sales and other operations in Israel and several other countries, and some of our business activities are concentrated in one or more geographic areas. Moreover, 74% of our total revenue in 2021 was derived outside of the United States, with China, Germany, and the United Kingdom making up 19%, 19%, and 14%, of such revenue respectively, based on the location of the customer to which the product was shipped. As a result, our business, operating results, and financial condition, including our ability to produce, assemble, test, design, develop, or sell products, and the demand for our solutions, are at times adversely affected by a number of global and regional factors outside of our control.
Adverse changes in global or regional economic conditions periodically occur, including recession or slowing growth, changes, or uncertainty in fiscal, monetary, or trade policy, higher interest rates, tighter credit, inflation, lower capital expenditures by businesses including on IT infrastructure, increases in unemployment and lower consumer confidence and spending. Adverse changes in economic conditions, including those related to the pandemic, can significantly harm demand for our solutions and make it more challenging to forecast our operating results and make business decisions, including regarding prioritization of investments in our business. An economic downturn or increased uncertainty may also lead to increased credit and collectability risks, higher borrowing costs or reduced availability of capital markets, reduced liquidity, adverse impacts on our suppliers, failures of counterparties including financial institutions and insurers, asset impairments and declines in the value of our financial instruments.
We can be adversely affected by other global and regional factors that periodically occur, including:
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geopolitical and security issues, such as armed conflict and civil or military unrest, political instability, human rights concerns and terrorist activity;

•
natural disasters, public health issues (including the COVID-19 pandemic) and other catastrophic events;

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inefficient infrastructure and other disruptions, such as supply chain interruptions and large-scale outages or unreliable provision of services from utilities, transportation, data hosting or telecommunications providers;

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formal or informal imposition of new or revised export, import or doing-business regulations, including trade sanctions, tariffs, and changes in the ability to obtain export licenses, which could be changed without notice;

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government restrictions on, or nationalization of, our operations in any country, or restrictions on our ability to repatriate earnings from a particular country;

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adverse changes relating to government grants, tax credits or other government incentives, including more favorable incentives provided to competitors;

•
differing employment practices and labor issues;

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ineffective legal protection of our intellectual property rights in certain countries;

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local business and cultural factors that differ from our current standards and practices;

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continuing uncertainty regarding social, political, immigration and tax and trade policies; and

•
fluctuations in the market values of any of our investments, which can be negatively affected by liquidity, credit deterioration or losses, interest rate changes, financial results, political risk, sovereign risk, or other factors.

Catastrophic events can adversely affect our business, results of operations, and financial condition.
Our operations and business, and those of our customers and direct and indirect vendors and suppliers of OEMs, can be disrupted by natural disasters, industrial accidents, public health issues (including the COVID-19 pandemic), cybersecurity incidents, interruptions of service from utilities, transportation, telecommunications or IT systems providers, production equipment failures or other catastrophic events. For example, we have at times experienced disruptions in our production processes as a result of power outages, improperly functioning equipment, and disruptions in supply of raw materials or components, including due to cybersecurity incidents affecting our suppliers. Global climate change can result in certain natural disasters occurring more frequently or with greater intensity, such as drought, wildfires, storms, sea-level rise, and flooding. The long-term effects of climate change on the global economy and the IT industry in particular are unclear, but could be severe.
Catastrophic events could make it difficult or impossible to produce or deliver products to our customers, receive production materials from our suppliers or perform critical functions, which could adversely affect our revenue and require significant recovery time and expenditures to resume operations. While we maintain business recovery plans, some of our systems are not fully redundant and we cannot be sure that our plans will fully protect us from such disruptions. Furthermore, even if our operations are unaffected or recover quickly, if our customers or suppliers cannot timely resume their own operations due to a catastrophic event, we may experience reduced or cancelled orders or disruptions to our supply chain that would adversely affect our business, results of operations, and financial condition.
We are covered by Intel’s insurance coverage for a variety of property, casualty, and other risks. The types and amounts of our insurance coverage vary depending on availability, cost, and decisions with respect to risk retention. Some of the policies under which we are covered have large deductibles and broad exclusions. In addition, one or more insurance providers may be unable or unwilling to pay a claim. Intel may also discontinue our insurance coverage and we may be unable to find replacement insurance on acceptable terms or at all, or claims by Intel under these policies may exhaust the available policy limits. Losses not covered by insurance may be large, which would adversely affect our business, results of operations, and financial condition.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future operating results and financial position, our business strategy and plans, market growth and our objectives for future operations, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions are intended to identify such forward-looking statements.
Forward-looking statements contained in this prospectus include, but are not limited to, statements about:
•
future business, social and environmental performance, goals and measures;

•
our anticipated growth prospects and trends in markets and industries relevant to our business;

•
business and investment plans;

•
expectations about our ability to maintain or enhance our leadership position in the markets in which we participate;

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future consumer demand and behavior;

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future products and technology, and the expected availability and benefits of such products and technology;

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development of regulatory frameworks for current and future technology;

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projected cost and pricing trends;

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future production capacity and product supply;

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potential future benefits and competitive advantages associated with our technologies and architecture and the data we have accumulated;

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the future purchase, use and availability of products, components and services supplied by third parties, including third-party IP and manufacturing services;

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uncertain events or assumptions, including statements relating to TAM, SAM, estimated vehicle production and market opportunity, potential production volumes associated with design wins and other characterizations of future events or circumstances;

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expected completion of the Reorganization;

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future responses to and effects of the COVID-19 pandemic;

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availability, uses, sufficiency and cost of capital and capital resources, including expected returns to stockholders such as dividends, and the expected timing of future dividends;

•
tax- and accounting-related expectations; and

•
other statements described in this prospectus under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition, and results of operations. Forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We believe that these factors include, but are not limited to, adverse changes in general economic or market conditions and other one-time events and other important factors set forth under “Risk Factors.” Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information.
These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.
You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.
The estimates and forward-looking statements contained in this prospectus speak only as of the date of this prospectus. Except as required by applicable law, we undertake no obligation to publicly update or revise any estimates or forward-looking statements whether as a result of new information, future events or otherwise, or to reflect the occurrence of unanticipated events.

INDUSTRY, MARKET, AND OTHER DATA
This prospectus contains estimates and forecasts concerning our industry, including estimates of the TAM and SAM of our current and anticipated future solutions, that are based on industry publications and reports or other publicly available information as well as our internal estimates and expectations. This information involves a number of assumptions and limitations, and is subject to significant uncertainty, and you are cautioned not to give undue weight to these estimates. Industry surveys and publications generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy and completeness of the included information. We have not independently verified this third-party information. Similarly, our internal estimates and forecasts are based on a variety of assumptions, including assumptions regarding market acceptance of autonomous driving and ADAS and the manner in which this new and rapidly evolving market will develop. While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus.
The source of certain statistical data, estimates, and forecasts contained in this prospectus are the following independent industry publications or reports:
•
American Automobile Association, Your Driving Costs 2021, dated August 2021.

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IHS Markit, Light Vehicle Production Forecast as of February 1, 2022, dated February 2022.

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United States Department of Transportation, National Highway Traffic Safety Administration, Automated Vehicles for Safety: The Road to Full Automation, dated 2022.

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United States Department of Transportation, Volpe National Transportation Systems Center, How Much Time Do Americans Spend Behind the Wheel?, dated December 2017.

USE OF PROCEEDS
We expect to receive net proceeds from this offering of approximately $      million (or approximately $      million if the underwriters exercise their option to purchase additional shares of our Class A common stock in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, based on an assumed initial public offering price of $      per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus).
We intend to use the net proceeds that we receive from this offering to repay $      of indebtedness under the Dividend Note and use the remaining $      (or $      if the underwriters exercise their option to purchase additional shares of our Class A common stock in full) for working capital and general corporate purposes. The Dividend Note is scheduled to mature on           and accrue interest at a rate equal to    % per annum. The Dividend Note is being issued in connection with our Reorganization as described under “Prospectus Summary — Reorganization.”
A $1.00 increase (decrease) in the assumed initial public offering price per share would increase (decrease) the estimated net proceeds to us by approximately $      million (or approximately $      million if the underwriters exercise their option to purchase additional shares of our Class A common stock in full), assuming that the number of shares of our Class A common stock sold by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of our Class A common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $      million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY
We intend to retain any future earnings and do not anticipate declaring or paying any cash dividends in the foreseeable future. See “Risk Factors — Risks Related to the Offering and Our Class A Common Stock — We do not expect to pay dividends in the foreseeable future.”
Any declaration and payment of future dividends to holders of our common stock will be at the sole discretion of our board of directors and will depend on many factors, including economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, legal, tax and regulatory restrictions, including restrictive covenants contained in certain of our subsidiaries’ credit facilities, and such other factors as our board of directors may deem relevant.
Under Delaware law, dividends may be payable only out of surplus, which is calculated as our net assets less our liabilities and our capital, or, if we have no surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

CAPITALIZATION
The following table sets forth the cash and cash equivalents and capitalization as of December 25, 2021:
•
on an actual basis;

•
on a pro forma basis giving effect to the distribution of the Dividend Note and the Dividend; and

•
on a further pro forma as adjusted basis to reflect the pro forma adjustment described above and  the sale by us of           shares of our Class A common stock in this offering (assuming the underwriters do not exercise the option to purchase additional shares of our Class A common stock) at an assumed initial public offering price of $      per share (the midpoint of the price range set forth on the cover of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and the application of such net proceeds as described under “Use of Proceeds.”

The information below is not necessarily indicative of what our cash and cash equivalents and capitalization would have been had the Reorganization and distribution of the Dividend Note and the Dividend or this offering been completed as of December 25, 2021. In addition, it is not indicative of our future cash and cash equivalents and capitalization. The pro forma as adjusted information set forth in the following table is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. The table is derived from and should be read together with the sections of this prospectus entitled “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our historical combined financial statements and accompanying notes included elsewhere in this prospectus.
	As of December 25, 2021
	Actual		Pro Forma	Pro Forma As Adjusted
	(in millions, except share and per share numbers)
Cash and cash equivalents		$616	$
Dividend Note payable		—
Class A common stock, par value $0.01 per share;      and      shares of Class A common stock authorized, actual and pro forma, respectively;      shares of Class A common stock issued and outstanding, actual and      shares of Class A common stock issued and outstanding, pro forma
	$		$
Class B common stock, par value $0.01 per share;        and        shares of Class B common stock authorized, actual and pro forma, respectively;       shares of Class B common stock issued and outstanding, actual and      shares of Class B common stock issued and outstanding, pro forma

Additional paid-in capital
Parent net investment		15,884
Accumulated other comprehensive income		5
Accumulated deficit
Total equity		15,889
Total capitalization	$		$

DILUTION
If you invest in shares of our Class A common stock in this offering, you will experience immediate and substantial dilution in the net tangible book value per share of our Class A common stock upon the completion of this offering. Dilution results from the fact that the per share offering price of the shares of our Class A common stock is substantially in excess of the pro forma net tangible book value per share after this offering.
Our net tangible book value as of December 25, 2021 was $1,923 million, or $      per share of Class A common stock. Net tangible book value represents total tangible assets less total liabilities. Tangible assets represent total assets excluding goodwill and other intangible assets. Net tangible book value per share represents net tangible book value divided by the aggregate number of shares of common stock outstanding immediately prior to this offering.
After giving effect to the distribution of the Dividend Note and the Dividend, our pro forma net tangible book value as of December 25, 2021 would have been approximately $      million, or approximately $      per share of Class A common stock. After giving effect to these pro forma adjustments and the sale of           shares of our Class A common stock in this offering (assuming the underwriters do not exercise the option to purchase additional shares of our Class A common stock) at an assumed initial public offering price of $      per share of Class A common stock (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and the application of such net proceeds as described under “Use of Proceeds,” our pro forma as adjusted net tangible book value as of December 25, 2021 would have been approximately $      million, or approximately $      per share of Class A common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $      per share of Class A common stock to our existing stockholder and an immediate dilution (i.e., the difference between the offering price and the pro forma as adjusted net tangible book value after this offering) to investors participating in this offering of $      per share of Class A common stock.
The following table illustrates the per share dilution to investors participating in this offering:
Assumed initial public offering price per share		$
Net tangible book deficit per share as of December 25, 2021	$
Decrease in net tangible book value per share attributable to the distribution of the Dividend Note and the Dividend
Pro forma net tangible book value per share before completion of this offering
Increase in pro forma as adjusted net tangible book value per share attributable to investors participating in this offering
Pro forma as adjusted net tangible book value per share
Dilution in pro forma as adjusted net tangible book value per share to investors participating in this offering(1)		$

(1)
Dilution is determined by subtracting pro forma as adjusted net tangible book value per share from the initial public offering price paid by an investor participating in this offering.

The following table summarizes on a pro forma as adjusted basis as of December 25, 2021, the total number of shares of common stock owned by our existing stockholder and to be owned by the investors participating in this offering, the total consideration paid and the average price per share paid by our existing stockholder and to be paid by the investors participating in this offering at $      per share of Class A common stock, the midpoint of the price range set forth on the cover page of this prospectus, calculated before deducting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration		Average Price per Shares of Class A Common Stock
	Number	Percentage	Amount	Percentage
Our existing stockholder		%	$	%	$
Investors participating in this offering		%	$	%	$
Total		%	$	%	$
A $1.00 increase (decrease) in the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value as of December 25, 2021 by approximately $      million, our pro forma as adjusted net tangible book value per share by $      per share and the dilution in pro forma as adjusted net tangible book value per share to new investors in this offering by $      per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and offering expenses.
A 1.0 million share increase (decrease) in the number of shares of Class A common stock offered by us would increase (decrease), as applicable, our pro forma as adjusted net tangible book value as of December 25, 2021 by approximately $    million, our pro forma as adjusted net tangible book value per share by $    per share and the dilution in pro forma as adjusted net tangible book value per share to new investors in this offering by $    per share, assuming that the assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and offering expenses.
If the underwriters exercise their option to purchase additional shares of our Class A common stock in full at the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, assuming the number of shares offered by us (as set forth on the cover page of this prospectus) remains the same, and after deducting the estimated underwriting discounts and commissions and offering expenses, the pro forma as adjusted net tangible book value per share after this offering would be approximately $      per share, and the dilution per share to investors purchasing shares of common stock in this offering would be approximately $      per share.
Immediately following the completion of this offering, our issued and outstanding common stock will be held as follows:           shares of our Class A common stock (or           if the underwriters exercise their option to purchase additional shares of our Class A common stock in full), representing all of the issued and outstanding shares of our Class A common stock, will be held by investors in this offering; and           shares of our Class B common stock, representing all of the issued and outstanding shares of our Class B common stock, will be beneficially owned by Intel.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our combined financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis includes forward-looking statements that involve risks and uncertainties. You should review the sections titled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of forward-looking statements and important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. We have a 52- or 53-week fiscal year that ends on the last Saturday in December. Fiscal years 2021, 2020, and 2019 were 52-week fiscal years; fiscal year 2022 is a 53-week fiscal year. Any references to our performance for the years 2021, 2020, and 2019 are references to our fiscal years ended December 25, 2021, December 26, 2020, and December 28, 2019, respectively. Our historical financial data has been derived from the consolidated financial statements and accounting records of Intel using the historical results of operations and the historical basis of assets and liabilities. The financial data herein includes costs of our business, which may not, however, reflect the expenses we would have incurred as a stand-alone company for the periods presented.
Overview
Mobileye is a leader in the development and deployment of ADAS and autonomous driving technologies and solutions. We pioneered ADAS technology more than 20 years ago and have continuously expanded the scope of our ADAS offerings, while leading the evolution to autonomous driving solutions.
Our portfolio of solutions is built upon a comprehensive suite of purpose-built software and hardware technologies designed to provide the capabilities needed to make the future of ADAS and autonomous driving a reality. These technologies can be harnessed to deliver mission-critical capabilities at the edge and in the cloud, advancing the safety of road users, and revolutionizing the driving experience and the movement of people and goods globally.
As of the end of 2021, our solutions had been installed in more than 700 vehicle models (including local country variations) sold by over 38 OEMs worldwide and our SoCs had been deployed in over 100 million vehicles, and we announced over 40 new design wins in 2021 alone. We estimate, based on our existing design wins through 2021, that our ADAS solutions will be deployed in more than an additional 230 million vehicles by 2030, including approximately 50 million vehicles based on our 2021 design wins. These estimates are based on projections of future production volumes that were provided by the OEMs at the time of sourcing our design wins with them for the models related to those design wins. These estimates may deviate from actual production volumes (which may be higher or lower than the estimates) and do not include design wins after 2021. We currently ship a variety of ADAS solutions to 13 of the 15 largest automakers in the world in addition to many smaller OEMs, and we are recognized for our top-rated safety solutions globally. For example, 21 out of the 32 Euro New Car Assessment Programs (“NCAP”) 5-star rated vehicle models for 2020-2021 are equipped with our solutions.
In January 2022, we announced a design win of our consumer AV system, Mobileye Chauffeur™, with Zeeker, Geely Group’s premium electric vehicle brand. Mobileye Chauffeur™ is expected to be capable of “eyes-off/hands-free” driving with a human driver still in the driver’s seat, in a gradually expanding operational driving domain, and is expected to use surrounding imaging radars and front-facing LiDAR, but may require driver intervention in certain situations. We believe that this is an early sign of broad interest in consumer-level eyes-off/hands-free driving. Building upon Mobileye Chauffeur™, we are developing Mobileye Drive™, our Level 4 self-driving system targeted for fleet-owned AMaaS and goods delivery networks. Mobileye Drive™ will encompass our core autonomous driving technologies and will deliver the driving functions without the need for any in-vehicle human intervention by adding teleoperability and by minimizing cases where human input would be required. We are working to deploy Mobileye Drive™ through various business-to-business and business-to-consumer channels through the formation of collaborations with potential partners around the world.
We have experienced significant growth since our founding. For 2021, 2020, and 2019, our revenue was $1.4 billion, $967 million, and $879 million, respectively, representing year-over-year growth of 43% in 2021.

We recorded net losses of $75 million, $196 million, and $328 million in 2021, 2020, and 2019, respectively. Our Adjusted Net Income for 2021, 2020 and 2019 was $474 million, $289 million, and $51 million, respectively.
We were founded in Israel in 1999 by Professor Amnon Shashua, our President and Chief Executive Officer, and Ziv Aviram. Prior to being acquired by Intel for $15.3 billion in 2017, we completed an initial public offering in 2014 and traded under the symbol MBLY on the New York Stock Exchange.
Reorganization
We will remain a wholly owned subsidiary of Intel until the completion of this offering. Immediately following the completion of this offering, Intel will beneficially own all of the outstanding shares of our Class B common stock representing approximately    % of the voting power of our common stock (or approximately    % if the underwriters exercise their option to purchase additional shares of our Class A common stock in full). Prior to the completion of this offering, we will consummate the following transactions:
•
the legal purchase by us of 100% of the issued and outstanding equity interests of the Moovit entities from Intel;

•
the transfer of certain employees and assets relating to the Mobileye business from Intel to us;

•
the distribution of the Dividend of an aggregate amount of $      in cash from our Israeli subsidiary to Intel;

•
the distribution to Intel of the Dividend Note agreeing to pay Intel an aggregate of $      ;

•
the legal entity reorganization of our operations comprising the Mobileye Group business so that they are all under the single parent entity, Mobileye Hodlings Inc.; and

•
the execution of the Intercompany Agreements with Intel, whereby, among other matters, Intel will continue to provide certain administrative and operational services, including the supply and license of certain technologies, whereby we will supply Intel with certain technologies, and whereby Intel’s and our respective rights, responsibilities and obligations with respect to all tax matters will be governed (including tax liabilities, tax attributes, tax returns and tax audits).

For further information and descriptions of the transactions in the Reorganization, see “Certain Relationship and Related Party Transactions.”
Our History
Since our founding in 1999, we have focused on creating mission-critical and vision solutions for the automotive market. We had our first series production win with three OEMs in 2007. Since launching our first SoC EyeQ®1 in 2007, we have reached a massive installed base, and we shipped our 100 millionth EyeQ® SoC in 2021. We have developed five generations of EyeQ® SoCs, which represent our prior and current generation of SoCs, and are in the process of developing two future generations of our SoCs.

Industry Firsts for Over a Decade
In 2021, we: (1) launched our Mobileye SuperVision™ solution, which is our Premium Driver-Assist offering; (2) announced the industry’s first Level 4 autonomous system program design win with our Mobileye Drive™ solution; and (3) announced the expected initial commercial deployment of our AMaaS offering in Munich and Tel Aviv together with Moovit in addition to our current testing sites in Israel, Detroit, Munich, Paris, and Tokyo.
Our Business Model
We generate the vast majority of our revenue from the sale of our EyeQ® SoCs to OEMs through sales to Tier 1 automotive suppliers. We typically sell our products with volume-based pricing and recognize the revenue and costs associated with our products upon shipment.
We invest significant time and other resources early in the process of new program sourcing as part of our relationship with an OEM. We typically have visibility into the number of models that are expected to include our products at least two to three years in advance based on OEM information provided during the sourcing and nomination process, although there is no contractual commitment by the OEM to purchase particular volumes, and programs are subject to changes with respect to timing and volumes. The revenue that we may recognize in any given year is attributable to program design wins in previous years.
We partner with STMicroelectronics, a leading supplier and innovator of semiconductor devices for automotive applications, in manufacturing, design, and research and development. We have co-developed our family of EyeQ® SoCs with STMicroelectronics. We have also established a relationship with Quanta Computer to develop and assemble our ECUs, including the design for our Mobileye SuperVision™ solution, which includes our EyeQ®5 SoCs manufactured by STMicroelectronics.
Our close partnership with Intel exists on multiple fronts. With Intel, we have access to unique and differentiating technologies such as proprietary silicon photonics fabrication technologies used in our FMCW LiDAR. We license certain technologies from Intel that support design and development of our software-defined radar, including Intel’s mmWave technologies. Additionally, we intend to collaborate with Intel on a technology platform that integrates our EyeQ® SoC with Intel’s market leading central compute capability, with plans to utilize Intel Foundry Services’ advanced packaging capabilities. This potential platform would enable functions essential to safety, entertainment, and cloud connectivity. Intel’s strength in government affairs and policy development around the world will continue to be of significant value to us as we collaborate with regulators who are preparing frameworks to enable commercial deployment of AVs.
Non-GAAP Financial Measures
In addition to our results that are determined by GAAP, we believe the following non-GAAP financial measures are useful supplemental measures in evaluating our operating performance. We use the following non-GAAP financial measures, collectively, to make strategic decisions, establish business plans and forecasts, identify trends affecting our business, and evaluate performance. For example, we use these non-GAAP financial measures to assess our pricing and sourcing strategy, in the preparation of our annual operating budget, and as a measure of our operating performance. We believe that these non-GAAP financial measures, when taken collectively, may be helpful to investors because they allow for greater transparency with respect to key metrics used by management (and Intel’s management) in operating our business and measuring our performance, and enable comparison of financial trends and results between periods where items may vary independent of business performance. The non-GAAP financial measures are presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly titled non-GAAP measures used by other companies. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure presented in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures, as well as our combined financial statements and related notes included elsewhere in this prospectus.
Our non-GAAP financial measures reflect adjustments for amortization charges for our acquisition-related intangible assets and share-based compensation expense, as well as the related income tax effects where applicable. We exclude amortization charges for our acquisition-related intangible assets for purposes of calculating certain non-GAAP measures because these charges are inconsistent in size and are significantly impacted by the timing and valuation of our acquisitions. Amortization charges are primarily related to Intel’s acquisition of Mobileye in 2017, and the acquisition of Moovit in 2020. We believe these adjustments facilitate a useful evaluation of our current operating performance and comparison to our past operating performance and provide investors with additional means to evaluate cost and expense trends. We believe that elimination of share-based compensation expense is appropriate because it eliminates the impact of non-cash expenses for equity-based compensation costs that are based upon valuation methodologies and assumptions that vary over time, and the amount of the expense can vary significantly between companies due to factors that are unrelated to their core operating performance and that can be outside of their control. Although we exclude share-based compensation expense from our non-GAAP measures, equity compensation has been, and will continue to be, an important part of our future compensation strategy and a significant component of our future expenses, and may increase in future periods.
Adjusted Gross Profit and Margin
We define Adjusted Gross Profit as gross profit presented in accordance with GAAP, excluding amortization of acquisition related intangibles and share-based compensation expense. Adjusted Gross Margin is calculated as Adjusted Gross Profit divided by total revenue.
Set forth below is the reconciliation of gross profit to Adjusted Gross Profit and the calculations of gross margin and Adjusted Gross Margin:
	December 25, 2021		December 26, 2020		December 28, 2019
Year Ended ($ in millions)	Amount	% of Revenue	Amount	% of Revenue	Amount	% of Revenue
Gross profit and margin	$655	47%	$376	39%	$423	48%
Add: Amortization of acquired intangible assets	419	30%	368	38%	261	30%
Add: Share-based compensation expense	1	—	—	—	—	—
Adjusted Gross Profit and Margin	$1,075	78%	$744	77%	$684	78%
Our Gross Margin (gross profit as a percentage of revenue) and Adjusted Gross Margin (adjusted gross profit as a percentage of revenue) reflect the high value-added nature of our solutions and have remained consistent in recent periods. As we develop and sell full systems that include hardware beyond EyeQ® SoCs, we expect that our Gross Margin and Adjusted Gross Margin will decrease because of the greater hardware content included in our solutions. However, as a result of a higher expected selling price for such systems, we expect our gross profit per unit will increase on a dollar basis.

Adjusted Operating Income and Margin
We define Adjusted Operating Income as operating loss presented in accordance with GAAP, adjusted to exclude amortization of acquisition related intangibles and share-based compensation expense. Operating margin is calculated as operating loss divided by total revenue, and Adjusted Operating Margin is calculated as Adjusted Operating Income divided by total revenue.
Set forth below is the reconciliation of operating loss to Adjusted Operating Loss and the calculations of Operating Margin and Adjusted Operating Margin:
	December 25, 2021		December 26, 2020		December 28, 2019
Year Ended ($ in millions)	Amount	% of Revenue	Amount	% of Revenue	Amount	% of Revenue
Operating loss and operating margin	$(57)	(4)%	$(213)	(22)%	$(86)	(10)%
Add: Amortization of acquired intangible assets	509	37%	450	47%	327	37%
Add: Share-based compensation expense	97	7%	85	9%	76	9%
Adjusted Operating Income and Margin	$549	40%	$322	33%	$317	36%
We incurred an operating loss in each of 2021, 2020 and 2019. The decrease in our operating margin from 2019 to 2020 reflected the impact of increased headcount, including as a result of the acquisition of Moovit, and an increase in amortization of acquired intangibles. Our operating loss, and operating margin in each of these years included the effect of amortization of acquired intangible assets, as well as share-based compensation expense, each of which increased in each of 2020 and 2021 as compared to the preceding year.
Our Adjusted Operating Income and Margin increased in fiscal 2021 primarily due to growth in our overall business driven by an increase in adoption of ADAS compared to 2020 and a slight improvement in global vehicle production.
Adjusted Net Income
We define Adjusted Net Income as net loss presented in accordance with GAAP, adjusted to exclude amortization of acquisition related intangibles and share-based compensation expense, as well as the related income tax effects.
Set forth below is the reconciliation of net loss to Adjusted Net Income:
Year Ended (in millions)	December 25, 2021	December 26, 2020	December 28, 2019
Net loss	$(75)	$(196)	$(328)
Add: Amortization of acquired intangible assets	509	450	327
Add: Share-based compensation expense	97	85	76
Less: Income tax effects	(57)	(50)	(24)
Adjusted Net Income	$474	$289	$51
Our net loss in each of 2021, 2020 and 2019 included the effect of amortization of acquired intangible assets, as well as share-based compensation expense, each of which increased in each of 2020 and 2021 as compared to the preceding year. The decrease in our net loss in 2021 as compared to 2020 reflects growth in our overall business, driven by an increase in adoption of ADAS compared to 2020 and a slight improvement in global vehicle production. The decrease in our net loss in 2020 as compared to 2019 was attributable in part to the impact of net interest expense of $235 million in 2019, primarily related to interest expense in connection with a loan from Intel, which was converted to equity.
Our Adjusted Net Income increased in fiscal 2021 primarily due to growth in our overall business, driven by an increase in adoption of ADAS compared to 2020 and a slight improvement in global vehicle production.

Key Factors Affecting Our Performance
We believe there are several important factors that have affected and that we expect to continue to affect our results of operations:
Global demand for automotive vehicles.   Our business performance is related to global automotive sales and automotive vehicle production by our OEM customers. Economic conditions in North America, Europe and Asia can have a large impact on the production volume of new vehicles, and, accordingly, have an impact on our revenue. Our OEM customers’ production can vary from period to period due to global demand, market conditions and competitive conditions, as well as other factors, including the effects of the COVID-19 pandemic. While the automotive industry shows recovery from the COVID-19 pandemic, with approximately 3% growth in global vehicle production year over year in 2021, production in 2021 was still approximately 13% below the 2019 level. However, ADAS volumes have grown faster in recent years than the overall automotive market as ADAS penetration rates have increased, and we believe that we will continue to benefit from that trend. We expect to continue to capitalize on our strong and collaborative relationships with OEMs and Tier 1s to expand our presence in key markets and capture the long-term growth opportunities in those markets.
Design wins with new and existing customers.   Global OEMs are continuously looking for innovative ways to improve the customer appeal and safety of their vehicles. Additional program design wins for production programs are important to our future revenue growth. However, the revenue generated by each design win and the time necessary to achieve a design win can vary significantly. To achieve program design wins, we must maintain our technological leadership and continue to deliver differentiated solutions versus our competition through investment in research and development. Together with Tier 1 automative suppliers, we work closely with OEMs to understand their solution requirements and have built close long-term relationships with them extending across multiple generations of EyeQ® products, though there is no guarantee that our customers will purchase our solutions in any certain quantity or at any certain price even after we achieve design wins. As of the end of 2021, our solutions had been installed in more than 700 vehicle models (including local country variations) sold by over 38 OEMs worldwide and our SoCs had been deployed in over 100 million vehicles, and we announced over 40 new design wins in 2021.
Investment in technology leadership and product development.   We believe our ability to continue to develop and design highly advanced and cost-efficient ADAS and AV solutions will position us to extend our technology leadership and encourage greater adoption of our solutions by enabling greater levels of autonomy. We also believe that our roadmap for future generations of EyeQ® SoCs and advanced systems will ultimately power autonomous driving solutions. The EyeQ® family design further enables scalable ECU architectures, supporting a variety of ADAS solution architectures, and our recently announced EyeQ Ultra™ AV-on-Chip is designed to host the full workload of autonomous driving, while meeting stringent cost and power efficiency requirements. We expect that our development of software-defined radar and FMCW LiDAR will provide a significant cost advantage by eliminating the need for multiple high-cost LiDARs around the vehicle, significantly lowering the overall cost of the required sensors compared to solutions that use LiDAR centric or LiDAR-only systems. We believe the ability of our foundational technology to provide a low-cost scale solution with low power-consumption, both from an on-board technology and sensor suite perspective, will be critical to enabling the mass adoption of autonomous driving solutions. While our significant investments in these technologies may not result in revenue in the near term, we believe these investments will position us for revenue growth over time.
Regulation for ADAS and autonomous driving solutions.   Demand for our solutions is influenced by the impact of regulation and the ratings systems deployed by the various NCAPs, particularly the Euro NCAP and the U.S. NCAP, administered by the National Highway Traffic Safety Administration. As these NCAPs demand more ADAS applications such as automatic emergency braking, OEMs will increasingly include ADAS as a standard feature in their models to maintain or to achieve the highest safety ratings. In many countries, these safety assessments have created a “market for safety” as car manufacturers seek to demonstrate that their models satisfy the NCAPs’ highest ratings. We expect national NCAPs to continue to add specific ADAS applications to their evaluation items over the next several years, led by the Euro NCAP. In recent years, as regulatory requirements and NCAP ratings have increased, OEMs have also begun to highlight their safety features as a competitive advantage. We are recognized for our top-rated safety with 21 out of the 32 Euro NCAP 5 star rated vehicle models for 2020-2021 equipped with our solutions. As additional regulations are implemented around the world, we expect this to lead to increased global adoption of ADAS, and we believe that we are well positioned to benefit from such increasing safety regulations globally, particularly due to the verifiable nature of our current and future solutions.
Fully autonomous vehicles are still nascent, and regulation of autonomous driving is evolving globally on both a local and national level. We believe that regulatory bodies will demand that AV undergo certain validation and audit requirements before autonomous driving is permitted. The potential impact of regulatory requirements and initiatives on the timing for widespread adoption of fully autonomous driving and on the cost of developing and introducing autonomous driving solutions is uncertain. RSS is our framework that informs our driving policy and formalizes a driving safety concept. Our RSS framework and decision-making engine have inspired a global standardization effort of AV safety including IEEE 2846, which is an industry working group that we lead. We are actively engaged in AV regulations globally as they have implications for the pace at which autonomous driving technologies may be deployed as well as which AV technology validation and audit requirements must be met. Importantly, we believe RSS, which is a pragmatic method that is architected to deliver a provably acceptable level of risk defined by governments, will facilitate standardization efforts worldwide as AV deployments accelerate. In addition to impacting the pace at which autonomous driving technologies are deployed, we expect regulations to impact our financial performance on an ongoing basis over time once autonomous driving gains market adoption. We cannot provide any assurance how any such regulations will impact us and the extent of such impact, particularly if autonomous driving is prohibited in certain areas.
Consumer adoption of our ADAS and autonomous driving solutions.   Our financial performance is in part driven by public awareness and demand for ADAS solutions. Over time we expect autonomous driving solutions to contribute meaningfully to our revenue growth. As a result, consumers’ demand for, and willingness to adopt, ADAS and autonomous driving technologies will significantly impact our financial performance. We believe that our leadership position in ADAS positions us to continue to set the standard for advanced autonomous solutions and will help us benefit from increasing consumer confidence in and demand for autonomous technology over time.
Solution mix, pricing, and product costs.   Solution mix is among the most important factors affecting our revenue and gross margin, as our prices vary significantly across our solutions. The price of our solutions depends on the bundle of applications that are included in the specific product. Our solutions have different margin profiles. As we develop and sell full systems that include hardware beyond EyeQ® SoCs, we expect that our gross margin will decrease on a percentage basis because of the greater hardware content. However, as a result of a higher expected selling price for such systems, we expect our gross profit per unit will increase on a dollar basis.
ASPs vary based on a solution’s applications and complexity. As a particular solution matures and unit volumes increase, we expect its ASP to decline. In addition, there are generally step-downs in pricing over periods of production as volumes ramp up. While individual solution ASPs may decline, we seek to continually offer new features and functionality and increase the value that our solutions offer to OEM customers as we target new design win opportunities manage the life cycles of existing solutions and create new ADAS categories with advanced features. We believe our differentiated and scalable solutions consistently enhanced by additional features can enable us to maintain or increase overall ASPs over time.
The cost of input materials and manufacturing costs are significant factors affecting our gross margin. Material costs are affected by a variety of factors, including the availability of sufficient supply to meet market demand. For example, in late 2021, semiconductor fabrication costs increased as a result of a global supply shortage that began in 2020 and is continuing, and our gross margin has been and may continue to be affected by our ability to offset these and any future cost increases through realizing pricing increases on our solutions and achieving decreases in other production costs. We work closely with STMicroelectronics and Quanta on a continuous basis to manage material costs, increase yields and improve manufacturing, assembly, and test costs.
Supply and manufacturing capacity.   Our solutions are dependent on the global semiconductor supply chain. The continued and timely supply of input materials, the availability of manufacturing capacity, and packaging and testing services at reasonable prices impact our ability to meet customer demand. Supply chain disruptions, shortages of raw material, such as wafers and substrates, and manufacturing limitations as a result of COVID-19 or other factors could limit our ability to meet customer demand and result in delayed, reduced, or canceled orders. The semiconductor industry is experiencing widespread shortages of substrates and other components and available foundry manufacturing capacity, and we anticipate that such shortages will continue. During 2021, STMicroelectronics, our sole supplier of EyeQ® SoCs, was not able to meet our demand for EyeQ® SoCs, causing a significant reduction in our inventory level, and we expect we will continue to experience a shortfall of chips during 2022 fiscal year, which may cause a delay in our ability to fulfill our customers’ orders. Additionally, we face additional supply chain risks as a result of our reliance on single or limited suppliers and vendors for certain components, equipment and services.
Public company expenses.   As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. In particular, we expect our accounting, legal and personnel-related expenses to increase as we establish more comprehensive compliance and governance functions and hire additional personnel to support such functions, maintain and review internal controls over financial reporting in accordance with the Sarbanes-Oxley Act, and prepare and distribute periodic reports in accordance with SEC rules. Our financial statements following this offering will reflect the impact of these expenses. We also expect the costs of our insurance, including directors’ and officers’ insurance and insurance coverage for AV activity, to increase as a result of higher premiums.
In addition, in connection with this offering, we have established an equity incentive plan for purposes of granting share-based compensation awards to certain members of our senior management, to our non-executive directors and to employees, to incentivize their performance and align their interests with ours. Historically, grants of share-based compensation to our employees were made pursuant to Intel’s employee equity incentive plans, and such historical grants will continue based on their original vesting schedules. Equity compensation has been, and will continue to be, an important part of our future compensation strategy and a significant component of our future expenses, which we expect to increase over time.
Components of Results of Operations
Revenue
We generate the vast majority of our revenue from the sale of our EyeQ® SoCs to OEMs through sales to Tier 1 automotive suppliers that implement our product into vehicles, in which case our direct customer is the Tier 1 automotive supplier that is responsible for paying us for our products. Because of the complex nature of our products and the need to customize and validate a product and to integrate it into the OEM’s overall ADAS system, we also have strong direct relationships with the OEMs.
EyeQ® SoC sales represented approximately 94%, 93%, and 91% of our revenue for each of the years 2021, 2020 and 2019, respectively. Sales of our aftermarket products represented the majority of the remainder of our revenue for 2021, 2020 and 2019. Revenue from the sale of our EyeQ® products and from the sale of our aftermarket products is recognized at the time of product shipment from our facilities, as determined by the agreed-upon shipping terms.
Our sales to any single Tier 1 automotive supplier typically cover more than one OEM and more than one production program from any OEM.
Cost of Revenue
Cost of revenue consists primarily of expenses associated with the manufacturing cost of our EyeQ® SoCs, and amortization of acquired intangible assets, identified as developed technology. Additional costs are royalty fees for the intellectual property that is included in the EyeQ® SoC, personnel-related expenses, including share-based compensation for employees on our operations teams, logistics costs and allocated overhead costs.
Research and Development Expenses, net
Research and development expenses primarily consist of expenses related to personnel, including share-based compensation, material, parts and other prototype development, cloud computing services, consulting, and other professional services, including data labeling, quality assurance within the development programs, and allocated overhead costs.
We occasionally enter into best-efforts nonrefundable non-recurring engineering arrangements pursuant to which we are reimbursed for a portion of the research and development expenses attributable to specific development programs. We do not receive any additional compensation or royalties upon completion of such projects and the potential customer does not commit to purchase the resulting product in the future. The participation reimbursement that we receive does not depend on whether there are future benefits from the project. All intellectual property generated from these arrangements are exclusively owned by us.
We intend to continue our significant investment in research and development activities to attain our strategic objectives. Accordingly, we expect research and development expenses to increase in absolute dollars, but to gradually decrease as a percentage of total revenue, over time.
Sales and Marketing Expenses
Sales and marketing expenses consist primarily of expenses associated with the amortization of acquired intangible assets, comprised of customer relationships and branding costs, personnel-related expenses, including share-based compensation, of our sales force, as well as advertising and marketing expenses and allocated overhead costs.
We expect to increase our sales and marketing expenses as we continue our efforts to increase market awareness of the benefits of our solutions, but we expect sales and marketing expenses to decrease as a percentage of total revenue as our business grows.
General and Administrative Expenses
General and administrative expenses consist of personnel-related expenses, including share-based compensation, of our executive, finance, and legal departments as well as legal and accounting fees, litigation expenses, and fees for professional and contract services.
We expect our general and administrative expenses to increase in absolute dollars but to decrease as a percentage of total revenue as our business grows. The primary reasons for the growth in general and administrative expenses will be the costs related to being a public company, including the need to hire more personnel to support compliance with the applicable provisions of the Sarbanes-Oxley Act and other SEC rules and regulations as well as increased premiums for directors’ and officers’ insurance and the increased use of share-based compensation for general and administrative personnel.
Interest Income (Expense) and Other Expense
For purposes of the acquisition of Mobileye in 2017, we entered into a loan agreement with Intel. The loan amount of $15.3 billion bore interest at a rate based on the short term quarterly Applicable Federal Rate published by the Internal Revenue Service. In 2019, the outstanding principal balance of $15.3 billion was converted to equity as a contribution by Intel and the amount of $679 million accumulated interest on the loan was converted to equity in 2020. There was no outstanding principal or interest balance as of December 25, 2021 or December 26, 2020.
Our interest income consists of interest earned on a loan to Intel in the amount of $1.3 billion as of December 25, 2021 and December 26, 2020.
Our functional currency is the U.S. dollar. Other expense consists primarily of fluctuations in value due to foreign exchange differences between our monetary assets and liabilities denominated in New Israeli Shekels and to a much lesser extent, the Euro, the Chinese Yuan, the Japanese Yen, and other currencies.
Benefit (provision) for income taxes
Benefit (provision) for income taxes consists primarily of income taxes related to the United States, Israel and other foreign jurisdictions in which we conduct business, and amortization of deferred tax liability with respect to acquired intangible assets. We are eligible for certain tax benefits in Israel under the Investment Law, at a reduced tax rate, subject to specified terms.
During the years presented in our combined financial statements, certain components of our business operations were included in the consolidated U.S. domestic and certain foreign income tax returns filed by Intel, where applicable. We also file certain foreign income tax returns on a separate basis, distinct from Intel. The income tax provision included in our combined financial statements has been calculated using the separate return method as if we had filed our own tax returns. We will present tax loss carry-forward amounts that have not been utilized by Intel only to the extent such tax attributes can be claimed on a separate income tax return as opposed to a consolidated income tax return filing with Intel. Use of the separate return method may result in differences when amounts allocated to our separate income tax provision are compared to Intel’s income tax provision.
Realization of deferred tax assets is based on our judgment and various factors including reversal of deferred tax liabilities, the ability to generate future taxable income in jurisdictions where such assets have arisen, and potential tax planning strategies. The valuation allowance for the years presented in our combined financial statements primarily related to U.S. branch deferred tax assets not currently expected to be realized given that we have sustained recent losses based on the separate return method.
Net operating losses reported in the Intel consolidated tax return have not been reflected in our combined financial statements based on a return reality methodology since they will not be available to us in future periods.
Results of Operations
The following table sets forth our results of operations in dollars and as a percentage of revenue for the periods indicated:
	December 25, 2021		December 26, 2020		December 28, 2019
Year Ended ($ in millions)	Amount	% of revenue	Amount	% of revenue	Amount	% of revenue
Revenue	$1,386	100.0%	$967	100.0%	$879	100.0%
Cost of revenue(1)(2)	731	52.7%	591	61.1%	456	51.9%
Gross profit	655	47.3%	376	38.9%	423	48.1%
Operating expenses(1)(2):
Research and development, net	544	39.2%	440	45.5%	384	43.7%
Sales and marketing	134	9.7%	116	12.0%	100	11.4%
General and administrative	34	2.4%	33	3.4%	25	2.8%
Total operating expenses	712	51.4%	589	60.9%	509	57.9%
Operating loss	(57)	(4.1)%	(213)	(22.0)%	(86)	(9.8)%
Interest income (expenses) and Other expenses	—	—	1	—	(239)	(27.2)%
Loss before income taxes	(57)	(4.1)%	(212)	(21.9)%	(325)	(37.0)%
Benefit (provision) for income taxes	(18)	(1.3)%	16	1.6%	(3)	—
Net loss	$(75)	(5.4)%	$(196)	(20.3)%	$(328)	(37.3)%

(1)
Includes amortization of acquired intangible assets as follows:

Year Ended (in millions)	December 25, 2021	December 26, 2020	December 28, 2019
Cost of revenue	$419	$368	$261
Sales and marketing	90	82	66
Total amortization of acquired intangible assets	$509	$450	$327

(2)
Includes share-based compensation expense, as follows:

Year Ended (in millions)	December 25, 2021	December 26, 2020	December 28, 2019
Cost of revenue	$1	$—	$—
Research and development, net	77	67	60
Sales and marketing	4	3	2
General and administrative	15	15	14
Total share-based compensation	$97	$85	$76
Comparison of the years ended December 25, 2021, December 26, 2020, and December 28, 2019
Revenue
In 2021, revenue was $1.4 billion, up $419 million, or 43.3%, from 2020. This increase was primarily attributable to a 43.2% increase in the volume of our EyeQ® SoCs sold in 2021 as compared to 2020, driven by increasing adoption of ADAS compared to 2020 and a slight improvement in global vehicle production. In particular, the increase in 2021 reflected the increase in sales from (1) new launches (meaning the beginning of series deliveries to OEMs through Tier 1 automative suppliers) of production programs particularly with Honda, Fiat Chrysler Automobiles, Peugeot, and Great Wall Motors, and (2) the full year effect of production programs launched in 2020, particularly with Renault Nissan, HKMC (Hyundai and Kia), Ford, Fiat Chrysler Automobiles, Peugeot, and Great Wall Motors.
In 2020, revenue was $967 million, up $88 million, or 10.0% from 2019 given higher demand from improved global vehicle production in the second half of 2020, offsetting the decline in production experienced in the first half of the year due to the effects of the COVID-19 pandemic.
Cost of revenue and gross profit
In 2021, our cost of revenue increased by $140 million, or 23.7%, from 2020. This increase was mainly due to an increase of $86 million in manufacturing costs relating primarily to increased sales of our EyeQ® SoC, and an increase of $51 million in amortization of intangible assets. The increase in amortization of intangible assets was mainly due to an increase of $32 million attributed to intangible assets acquired in the acquisition of Moovit, given the recognition of a full year amortization. In 2020, our cost of revenue increased by $135 million, or 29.6%, from 2019, mainly due to an increase of $107 million in amortization of intangible assets, and increased manufacturing costs relating to increased sales of our EyeQ® SoC. The increase in amortization of intangible assets resulted from $66 million in amortization of intangible assets acquired in the acquisition of Moovit and an increase of $41 million in the amortization of intangible assets transferred from in-process research and development to acquisition-related developed technology.
In 2021, our gross profit increased by $279 million, or 74.2%, from 2020. The increase in 2021 was driven by the growth in volume of products sold, partially offset by the increase in amortization of intangible assets primarily due to the recognition of a full year of amortization of intangible assets acquired in the acquisition of Moovit. In 2020, our gross profit decreased by $47 million, or 11.1%, from 2019. The decrease in 2020 resulted from the increase in amortization of intangible assets primarily due to a partial year of amortization of intangible assets acquired in the acquisition of Moovit, partially offset by the growth in volume of products sold.
Our gross margin decreased from 48.1% during 2019, to 38.9% during 2020 and increased to 47.3% during 2021. The increase in 2021 compared to 2020 and the decrease in 2020 compared to 2019 was due primarily to the higher impact of the cost attributable to amortization of intangible assets, as a percentage of revenue in 2020.
Operating Expenses:
Research and Development Expenses, Net

Research and development expenses, net in 2021 increased by $104 million, or 23.6%, compared to 2020, and in 2020 increased by $56 million, or 14.6%, compared to 2019. The increase in 2021 was mainly due to increases in headcount and payroll costs that resulted in an increase of payroll and related expenses by $75 million, and an increase of $21 million in cloud computing services, development tools, and investments attributable to new product development. The increase in 2020 was mainly attributable to employee-related costs from headcount growth, including the additional headcount resulting from the acquisition of Moovit.
Sales and Marketing Expenses
Sales and marketing expenses in 2021 increased by $18 million, or 15.5%, compared to 2020, and in 2020 increased by $16 million, or 16.0%, compared to 2019. The increase in 2021 was mainly due to an increase of $8 million in amortization of customer relationship and brand-related intangible assets and an increase of $6 million in employee-related costs mainly as a result of the full year impact of Moovit. The increase in 2020 was mainly due to the amortization of intangible assets resulting from the partial year impact of the acquisition of Moovit.
General and Administrative Expenses
General and administrative expenses in 2021 increased by $1 million, or 3.0%, compared to 2020, and in 2020 increased by $8 million, or 32.0%, compared to 2019. The increase in 2020 was mainly due to additional headcount and employee-related costs attributable to the acquisition of Moovit. The increase in 2021 was insignificant.
Interest Income (Expenses) and Other Expenses
In 2019, interest expense of $257 million was recorded in connection with the loan from Intel, which was converted to equity during 2019.
Interest income attributable to the loan with Intel was $3 million in 2021, compared to $6 million in 2020, and $22 million in 2019. The decrease resulted from a reduction in the London Interbank Offered Rate (“LIBOR”).
Other expenses decreased by $2 million in 2021, compared to 2020, and increased by $1 million in 2020 compared to 2019, in each case mainly due to the effect of foreign exchange fluctuations.
Benefit (provision) for income tax
In 2021, provision for income tax was $18 million compared to benefit from income tax of $16 million in 2020, mainly due to the effect of deferred income taxes associated with the amortization of goodwill for tax purposes, as a result of our inclusion in the consolidated, combined, or unitary U.S. federal and state income tax returns with Intel starting in 2021. In 2020, benefit for income taxes was $16 million compared to provision for income of $3 million in 2019 mainly due to the amortization of deferred tax liability with respect to intangible assets attributable to the acquisition of Moovit.
Liquidity and Capital Resources
We believe we have sufficient sources of funding to meet our business requirements and plans for the next 12 months and in the longer term. Cash generated by operations is our primary source of liquidity for funding our strategic business requirements.
Our primary uses of funds have been for funding increases in headcount in our research and development organization and for capital expenditures. Our capital expenditures have related mainly to the construction of our campus, data storage and other computer related equipment and were $143 million, $91 million, and $44 million during 2021, 2020 and 2019, respectively.
To fund our cash requirements in the ordinary course of business, we anticipate that we will continue to primarily rely on operating cash flows, supplemented by our total cash and cash equivalents, together with the remaining $      (or $      if the underwriters exercise their option to purchase additional shares of our Class A common stock in full) of the net proceeds that we receive from this offering after repaying

$      of indebtedness under the Dividend Note. We expect our total capital expenditures for 2022 to be slightly above our total capital expenditures in 2021, mainly given the expansion to additional facilities required to accommodate the transition of certain employees from Intel to Mobileye. The construction of our campus is planned to be completed in 2022, with a remaining cost we estimate to be between $100 million and $110 million. Our future capital requirements will depend on many factors, including our growth rate and the timing and extent of operating expenses.
We have lease obligations and other contractual obligations and commitments as part of our ordinary course of business. See “Note 5: Leases” to our combined financial statements for information about our lease obligations. We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements involving commitments or obligations, including contingent obligations, arising from arrangements with unconsolidated entities or persons that have or are reasonably likely to have a material current or future effect on our financial condition, results of operations, liquidity, cash requirements or capital resources.
Cash Flows
The following table sets forth certain combined statements of cash flow data:
Year Ended (in millions)	December 25, 2021	December 26, 2020	December 28, 2019
Net cash flows provided by operating activities	$599	$271	$300
Net cash used in investing activities	(157)	(965)	(225)
Net cash flows provided by (used in) financing activities	91	732	(59)
Effect of exchange rate changes on cash and cash equivalents	(1)	—	—
Net increase in cash and cash equivalents and restricted cash	$532	$38	$16
Operating activities
For 2021 compared to 2020, the $328 million increase in cash provided by operating activities was primarily driven by a decrease of $121 million in net loss, an increase in net cash inflow from working capital and an increase in non-cash adjustments, mainly attributable to the amortization of intangible assets.
For 2020 compared to 2019, the $29 million decrease in cash provided by operating activities was primarily due to a decrease in non-cash adjustments in 2020 (primarily due to the adjustment in 2019 relating to interest expenses with respect to a loan with Intel), which more than offset the $132 million decrease in net loss in 2020.
Investing activities
Net cash used in investing activities in 2021 was $157 million, primarily relating to capital expenditures in connection with the construction of our campus.
Net cash used in investing activities in 2020 was $965 million consisting primarily of a net investment of $745 million with respect to our acquisition of Moovit, $135 million loan to Intel and capital expenditures mainly relating to the construction of our campus.
Net cash used in investing activities in 2019 was $225 million, consisting primarily of a $185 million loan to Intel and capital expenditures.
Financing activities
Net cash provided by financing activities in 2021 was $91 million, as a result of a net contribution from Intel.
Net cash provided by financing activities in 2020 was $732 million, consisting primarily of $825 million for the acquisition of Moovit, partially offset by share-based compensation recharge payments made to Intel.

Net cash used in financing activities in 2019 was $59 million, primarily related to share-based compensation recharge payments made to Intel.
Liability in respect of employee rights upon retirement
Israeli labor laws and agreements require severance payments upon dismissal of an employee or upon termination of employment in other circumstances. The severance pay liability with respect to Israeli employees is calculated pursuant to Israeli Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date.
Our liability for all of our Israeli employees is covered by monthly deposits with severance pay funds. The value of the deposited funds is based on the cash surrender value of these policies and includes profits (or loss) accumulated through the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligations pursuant to Israeli Severance Pay Law or labor agreements.
Part of our liability for severance pay is covered by the provisions of Section 14 of the Israeli Severance Pay Law (“Section 14”). Under Section 14 employees are entitled to monthly deposits, at a rate of 8.33% of their monthly salary, contributed by us on their behalf to their insurance funds. Payments in accordance with Section 14 release us from any future severance payments in respect of those employees. As a result, we do not recognize any liability for severance pay due to these employees and the deposits under Section 14 are not recorded as assets on the combined balance sheets.
Severance pay liability increased from $59 million as of December 26, 2020, to $68 million as of December 25, 2021, reflecting mainly an increase in salary and related costs.
Intel has a defined benefit plan for an adaptation grant for certain groups of Intel’s employees. The adaptation grant includes a salary for three months and may be paid to those employees upon retirement. The benefits under the adaptation grant are calculated based on years of service and pensionable earnings. The vested benefit obligation for a defined-benefit plan is the actuarial present value of the vested benefits to which the employee is currently entitled based on the employee’s expected date of separation or retirement.
Projected benefit obligations increased from $18 million as of December 26, 2020, to $23 million as of December 25, 2021, reflecting the increased number of employees together with an increase in the period of service.
Indebtedness
We have several bank guarantees aggregating approximately $9 million (denominated in New Israeli Shekels) mainly in connection with lease agreements and import of vehicles.
In addition, in connection with the Reorganization, we will issue to Intel the Dividend Note, in the aggregate principal amount of $      . The Dividend Note is scheduled to mature on      and will accrue interest at a rate equal to     % per annum.
Quantitative and Qualitative Disclosures about Market Risk
We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of foreign currency exchange rates.
The U.S. dollar is our functional currency. Substantially all our revenue was denominated in U.S. dollars for 2021, 2020 and 2019, however certain expenses comprising our cost of revenue and operating expenses were denominated in New Israeli Shekels, mainly payroll. As a result, our combined financial statements are subject to fluctuations due to changes in exchange rates as our operating expenses, denominated in New Israeli Shekels, are remeasured from New Israeli Shekels into U.S. dollars. We also have expenses in other currencies, in particular the Euro, the Chinese Yuan, and the Japanese Yen, although to a much lesser extent.
We have attempted to minimize foreign currency risk, primarily by entering into a hedging services agreement with Intel during 2021. Intel centrally hedges its forecast cash flow exposure to the

U.S. dollar / New Israeli Shekel exchange rates, and according to the agreement, we have been entitled to a certain allocation of the gains and losses arising from the execution of the hedging contracts. Since our hedging arrangement with Intel is not expected to continue in the long-term, we plan to reassess what, if any, hedging arrangements we will have in subsequent fiscal years.
If the New Israeli Shekel had strengthened by 10% against the U.S. dollar, it would have decreased our cash flows by approximately $37 million and $28 million during 2020 and 2019, respectively. The effect of a 10% change in the U.S. dollar / New Israeli Shekel exchange rate would not have had a material impact on our cash flows in 2021 due to our hedging services agreement with Intel.
Critical Accounting Policies and Estimates
The application of our accounting policies may require us to make assumptions and estimates about future events and apply judgments that affect the reported amounts of assets, liabilities, revenue and expense, and the accompanying disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time the estimate was made.
We consider an accounting policy to be a critical estimate if: (1) we must make assumptions that were uncertain when the judgment was made, and (2) changes in the relevant estimate or assumptions, or selection of a different estimate methodology, could have a significant impact on our financial position or the results that we report in our combined financial statements.
We believe that our estimates, assumptions, and judgments are reasonable in that they were based on information available when the estimates, assumptions and judgments were made. However, because future events and their effects cannot be determined with certainty, actual results could differ materially from those implied by our assumptions and estimates.
On an ongoing basis, management evaluates its estimates, including those related to intangible assets, goodwill and deferred taxes. We base our estimates, assumptions and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may materially differ from the results implied by these estimates and judgments under different assumptions or conditions.
Intangible Assets
Our combined financial statements include acquisition-related intangible assets, consisting primarily of developed technology and customer relationships and brands. The identification and recognition of those intangible assets involve significant judgments relating to, among other things, the projected cash flows attributable to these intangible assets and the estimated useful lives of these intangible assets. We amortize acquisition-related intangible assets that are subject to amortization over their estimated useful lives. The useful lives are determined by management at the time of acquisition, based on historical experience and the economic life of the underlying technology, and are regularly reviewed for appropriateness. Acquisition-related in-process research and development assets represent the fair value of incomplete research and development projects that had not reached technological feasibility as of the date of acquisition; initially, these are classified as in-process research and development and are not subject to amortization. Once these projects are completed, the asset balances are transferred from in-process research and development to acquisition-related developed technology and are subject to amortization from that point forward based on their estimated useful lives at that time.
The asset balances relating to projects that are abandoned after acquisition are impaired and expensed to research and development. We perform a quarterly review of significant finite-lived identified intangible assets to make a judgment on whether facts and circumstances indicate that the carrying amount may not be recoverable and an impairment may be required.
These reviews can be affected by various factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our forecasts for specific product lines.

Goodwill
We perform an annual impairment assessment of goodwill at the reporting unit level in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. The analysis may include both qualitative and quantitative factors to assess the likelihood of impairment. Additionally, we are permitted to first assess qualitative factors to determine whether a quantitative goodwill impairment test is necessary. Further testing is only required if we determine, based on the qualitative assessment, that it is more likely than not that a reporting unit’s fair value is less than its carrying amount.
Qualitative factors include industry and market considerations, overall financial performance, and other relevant events and factors affecting the reporting unit. Additionally, as part of this assessment, we may perform a quantitative analysis to support the qualitative factors above by applying sensitivities to assumptions and inputs used in measuring a reporting unit’s fair value.
Our quantitative impairment test considers both the income approach and the market approach to estimate a reporting unit’s fair value. Significant estimates include growth rates, estimated costs, and discount rates based on a reporting unit’s weighted average cost of capital.
Deferred Taxes
Deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences between the combined financial statement carrying amounts of existing assets and liabilities and their respective tax bases. We reduce the carrying amounts of deferred tax assets by a valuation allowance if, based on the available evidence, it is more likely than not that such assets will not be realized. Use of the term “more likely than not” indicates the likelihood of occurrence is greater than 50%.
Accordingly, the need to establish valuation allowances for deferred tax assets is continually assessed based on a more-likely-than-not realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of profitability and taxable income, the duration of statutory carryforward periods, our experience with the utilization of operating loss and tax credit carryforwards before expiration and tax planning strategies. In making such judgments, significant weight is given to evidence that can be objectively verified.
New Accounting Pronouncements
See “Note 2: Significant Accounting Policies” to our combined financial statements included elsewhere in this prospectus for information on new accounting pronouncements.

BUSINESS
Overview
Mobileye is a leader in the development and deployment of ADAS and autonomous driving technologies and solutions. We pioneered ADAS technology more than 20 years ago and have continuously expanded the scope of our ADAS offerings, while leading the evolution to autonomous driving solutions.
Our portfolio of solutions is built upon a comprehensive suite of purpose-built software and hardware technologies designed to provide the capabilities needed to make the future of ADAS and autonomous driving a reality. These technologies can be harnessed to deliver mission-critical capabilities at the edge and in the cloud, advancing the safety of road users, and revolutionizing the driving experience and the movement of people and goods globally.
While today ADAS is central to the advancement of automotive safety, we believe that the future of mobility is autonomous. However, mass adoption of autonomous vehicles is still nascent. Full autonomy — where a human is not actively engaged in driving the vehicle for extended periods of time — requires the autonomous driving solution to be capable of navigating any environment in any condition at any time. Additionally, developing a technology platform whose decision-making process and resulting actions are verifiable is critical to enabling autonomous driving solutions at scale. The ability to drive autonomously not only requires a substantial amount of data, but also a robust technology platform that can withstand the validation and audit process of global regulatory bodies. Finally, the autonomous driving solution needs to be produced at a cost that makes it affordable. We are building our technology platform to address these fundamental and significant challenges in order to enable the full spectrum of solutions, from ADAS to autonomous driving.
We believe that our industry-leading technology platform, built upon over 20 years of research, development, data collection and validation, and purpose-built software and hardware design, gives us a differentiated ability to not only deliver excellent safety ratings and maintain a leadership position with our ADAS solutions, but also to make the mass deployment of autonomous driving solutions a reality. We also believe that the breadth of our solutions, combined with our global customer base, represents a significant market opportunity for us. We estimate the current TAM to be approximately $16 billion, composed entirely of selected ADAS market opportunities. We expect the near-term TAM to be approximately $40 billion, and the long-term TAM to be approximately $480 billion, as the value of ADAS functionality increases and as AV deployment, both in consumer-owned vehicles and fleet-owned vehicle networks, accelerates. We define the near-term TAM as the market size in or about 2026 and the long-term TAM as the market size in or about 2030. The TAM combines market opportunities in ADAS and AV, including AMaaS.
We have experienced significant growth since our founding. For 2021, 2020, and 2019, our revenue was $1.4 billion, $967 million, and $879 million, respectively, representing year-over-year growth of 43% in 2021. We recorded net losses of $75 million, $196 million, and $328 million in 2021, 2020, and 2019, respectively. Our Adjusted Net Income for 2021, 2020 and 2019 was $474 million, $289 million, and $51 million, respectively. As of the end of 2021, our solutions had been installed in more than 700 vehicle models (including local country variations) sold by over 38 OEMs worldwide and our SoCs had been deployed in over 100 million vehicles, and we announced over 40 new design wins in 2021 alone. We estimate, based on our existing design wins through 2021, that our ADAS solutions will be deployed in more than an additional 230 million vehicles by 2030, including approximately 50 million vehicles based on our 2021 design wins. These estimates are based on projections of future production volumes that were provided by the OEMs at the time of sourcing our design wins with them for the models related to those design wins. These estimates may deviate from actual production volume (which may be higher or lower than the estimates) and do not include design wins after 2021.
We were founded in Israel in 1999 by Professor Amnon Shashua, our President and Chief Executive Officer, and Ziv Aviram. Prior to being acquired by Intel for $15.3 billion in 2017, we completed an initial public offering in 2014 and traded under the symbol MBLY on the New York Stock Exchange.

Our Technology Platform is Built to Enable the Full-Stack of Autonomous Solutions
Our technology platform, which includes our software and hardware intellectual property, leverages our decades of experience as a technology leader for sensing and perception solutions for the automotive industry and our focused efforts to build highly scalable and cost-efficient autonomous solutions. Our technologies are foundational to the development and deployment of our ADAS capabilities and consumer AV. Our platform is built on five fundamental pillars:
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highly advanced, road-tested, sensing and perception technologies built upon years of technology leadership in computer vision and powered by our mission critical software and purpose-built EyeQ® family of SoCs;

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a high-precision mapping system, our Road Experience Management™ (“REM™”), that generates AV maps from crowd-sourced data that is uploaded and analyzed in the cloud from REM™-equipped production ADAS solutions that are deployed on vehicles on the road;

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a redundant sensor fusion architecture, which we call True Redundancy™, designed to employ two independent perception sub-systems — one based solely on cameras, and the other solely on a radar-LiDAR subsystem, to enable our goal of building a fully autonomous driving-system that can be validated as safer than human-driven vehicles and deployed in a cost-efficient manner;

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the design of next generation imaging-radars, a solution targeted to reduce the need for multiple LiDAR units, and front-facing FMCW LiDAR units in the redundant sensor configuration of the future, to enable our goal of building a cost-effective fully autonomous driving-system; and

•
our RSS framework, which has continuously been optimized since it was first published in 2017, is used by international bodies that are currently developing standards with respect to the safety of AV, and forms the backbone of our human-like, computationally efficient, driving policy and decision-making engine.

These five pillars form the core of our platform, and we intend to deploy them with increasing functionality to continue to enhance our market-leading ADAS solutions and lead the evolution to autonomous driving solutions.
Efficiency and Scale are the Foundation of our Rich Portfolio of Solutions
We are focused on offering full-stack solutions across the ADAS and autonomous driving markets. These include or are expected to include:
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a range of ADAS solutions supporting not only “base” features to meet global regulatory requirements and safety ratings, but also higher-function cloud-enhanced feature sets including crowd-sourced maps and “eyes-on/hands-free” point-to-point assisted driving solutions;

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“eyes-off/hands-free” autonomous driving solutions with a human driver still in the driver’s seat that may require driver intervention in certain situations for consumer AV with the ability to drive safely without geofenced limitations; and

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a set of solutions for AMaaS, including a self-driving system, the self-driving vehicles delivered in partnership with OEMs, and a customer-facing application for the movement of people and goods.

We believe we can reach series production for each of these technologies in the future, as each is accomplished by adding a block of our discrete intellectual property that is either in production today or in advanced development stages. We believe that our range of value-creating solutions that are scalable, verifiable, and cost-effective represent a significant competitive advantage.
Efficiency
Our purpose-built EyeQ® family of SoCs have a low power consumption profile and tight software/hardware coupling to achieve “lean compute” for efficiency. The principle of efficiency permeates the overall solution design, including our True RedundancyTM approach, with separate subsystems to increase robustness and reduce the compute resources required to validate the solution, and RSS, which separates the perception system’s validation from the driving policy system. Both of these are critical contributors to achieving efficient solutions.
Scale
We achieve scale by designing our solutions to operate at a cost and performance level that allows our solutions to become ubiquitous. We have designed our solutions to operate with four scale-driven elements:
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our REM™ crowd-sourced AV maps allow the map-building and map-updating process to be automated. Our AV maps are designed to enable vehicles equipped with our new category of cloud-enhanced ADAS that we call “Cloud-Enhanced Driver Assist” and autonomous driving solutions to drive without the limitations of pre-mapped geofenced zones. These AV maps will support our efforts to deploy in new cities and geographies quickly;

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our cost-optimized EyeQ® SoC family is highly scalable and built to be at the core of our full spectrum of current and future ADAS and AV solutions, from base ADAS to autonomous driving. Our current EyeQ®4Mid, 4High, 5Mid, 5High, and our recently announced 6Lite, and 6High, cover the entire spectrum of our ADAS solutions portfolio, and our recently announced EyeQ Ultra™, a monolithic “AV-on-Chip”, covers our autonomous driving solutions portfolio;

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our software-defined imaging radars and associated perception technology are designed to function as a second redundant perception layer. By reducing the LiDAR content per vehicle, we believe we will be able to reduce costs significantly, and facilitate consumer AV and AMaaS solutions at scale; and

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our driving policy (RSS-based) is designed for global deployment, as it does not rely on local or regional driving cultural norms. In 2021, we announced the expected initial commercial deployment of our AMaaS offering in Munich and Tel Aviv together with Moovit in addition to our current testing sites in Israel, Detroit, Munich, Paris and Tokyo.

We Have a History of Innovation and Market Leadership
As of the end of 2021, our solutions had been installed in more than 700 vehicle models (including local country variations) sold by over 38 OEMs worldwide and our SoCs had been deployed in over 100 million vehicles, and we announced over 40 new design wins in 2021 alone. We estimate, based on our existing design wins through 2021, that our ADAS solutions will be deployed in more than an additional 230 million vehicles by 2030, including approximately 50 million vehicles based on our 2021 design wins. We currently ship a variety of ADAS solutions to 13 of the 15 largest automakers in the world in addition to many smaller OEMs, and we are recognized for our top-rated safety solutions globally. For example, 21 out of the 32 Euro NCAP 5-star rated vehicle models for 2020-2021 are equipped with our solutions, with the Euro NCAP widely recognized as the most stringent in regulating automotive safety, and many other regional NCAPs following its leadership.

Since 2007, when we first launched the EyeQ®1, we have introduced numerous industry-first ADAS products.
Our Family of Purpose-Built EyeQ® SoCs
Our family of purpose-built EyeQ® SoCs is fundamental to our leadership position in ADAS. Our EyeQ® SoCs incorporate a set of proprietary compute-acceleration models, to enhance the accuracy, quality, and functional safety of our perception solutions, while minimizing the power consumption to address the requirements of the automotive market. The EyeQ® family design enables a scalable ECU architecture, thereby supporting a variety of ADAS solution architectures. These solutions range from base, windshield mounted ECUs to multi-SoC central compute ECUs as well as our recently announced EyeQ Ultra™, which is expected to be capable of hosting the full workload of autonomous driving under stringent cost and power efficiency metrics. Our EyeQ®5 SoCs and subsequent generations feature Open EyeQ® — an SDK intended to enable the co-hosting of our partners’ and customers’ workloads alongside our core technology. Open EyeQ® is expected to be used by several OEMs and Tier 1s, and hosts third-party content such as driver monitoring systems, parking cameras, and e-mirrors displays. This co-hosting model encourages our customers to innovate on top of our platform, augmenting and differentiating their offerings, while benefiting from our state-of-the art, verified, and validated core ADAS capabilities.
Road Experience Management™
REM™ is a cloud-based system that leverages the broad installed-base of REM™-equipped vehicles to build Mobileye Roadbook™, our crowd-sourced, high-definition maps of roads from around the world. Our REM™ mapping system harvests Road Segment Data from millions of vehicles in small packets that have been launched by our partner OEMs since 2018 that are equipped with our EyeQ®4Mid and above SoCs, and special processing software that extracts only the relevant information that is necessary to support increasing levels of ADAS and autonomous driving. The Road Segment Data is uploaded to the cloud where our software automatically creates and updates a detailed and accurate model of the road. Our REM™ mapping system seamlessly creates high-precision AV maps in the cloud at centimeter detail, which are then delivered to the edge to provide vehicles with real-time intelligence, including situational awareness, context, and foresight. Mobileye Roadbook™ was designed to provide the driving solution with a pre-aggregated representation of relevant static and slowly changing elements of the environment (road geometry, boundaries, and semantics) and temporary events such as construction zones and road debris, at a high refresh rate. In 2021, we collected over 2.5 billion miles of road data, and as of the end of 2021 we were analyzing approximately 15 million miles of road data per day, with the size of the REM™-enabled fleet increasing daily. For comparison, the total length of roads in the United States, European Union, and China combined is less than 15 million miles.

Mobileye's REM™ Mapping

Scalability	Accuracy	Detailed Semantic features
Unlocking millions of "mapping agents" in every relevant region	Use novel state-of-the-art algorithms to achieve high accuracy levels where it matters	Use explicit attributes and crowd-sourced data to generalize traffic rules and driving culture

1 Data Collection
2 Identifying & Transmitting
3 Aggregation & Alignment
4 Mobileye Roadbook™
5 Localization

The Richness of REM AV Maps

Main attributes of REM AV maps provided in any road type:

Drivable paths

Road edge

Traffic light and Traffic sign to lane association

Yield and priority

Crosswalks and crosswalks relevancy

Stopping points and stop lines

Common and legal speed per lane

Construction areas

Toll areas and lane type

By augmenting our base ADAS with REM™ and Mobileye Roadbook™, we have pioneered the new ADAS category of cloud-enhanced ADAS, which we call Cloud-Enhanced Driver Assist. Cloud-Enhanced Driver Assist includes an in-path driver assist function capable of:
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Laterally controlling the vehicle to accurately track the driving path even in cases where lane markings are poorly marked, partly visible, or completely absent (for example, while driving through intersections); and

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Longitudinally responding to traffic directives and road conditions, such as adjustment of the speed according to speed limits, road curvature, or upcoming speed bumps/hazards, and yielding/stopping in response to traffic signs, traffic lights and pedestrian crossings.

Cloud-Enhanced Driver Assist also provides foresight of road geometry, and the often-complicated association of semantic indications with the different driving paths (e.g., traffic lights and traffic signs) by relying on data from prior human driving activity in those locations and situations. Our Cloud-Enhanced Driver Assist offering was incorporated in Ford’s BlueCruise, beginning in 2021, across multiple makes and models, and Volkswagen announced in early 2022 that our Cloud-Enhanced Driver Assist offering is being incorporated in Volkswagen’s Travel Assist 2.5. As we continue to rapidly scale our solutions, the benefits of greater data and intelligence not only accrue to our platform, but also to our OEM customers and consumers through greater safety, as well as increased functionality and accuracy across various road conditions.
Our Roadmap to Enable Mass AV Deployment
We believe autonomous driving requires two further major advancements, each of which we are developing, and includes a regulatory framework for deploying AV at scale and a unique sensor fusion architecture, which enhances the effectiveness of the self-driving system.
RSS: Our Technology Safety Concept for Deploying AV at Scale
RSS is a formal, explicit, machine interpretable model governing the safety of our autonomous driving solutions’ driving policy. RSS articulates a set of plausible-worst-case assumptions regarding the behavior of other road-users, thereby enabling assertive, human-like driving while rigorously respecting the boundary between safe driving decisions and dangerous, risk-inducing ones. By doing so, it provides a deterministic model for safe driving decisions. As such, RSS further gives regulators and industry participants a framework for standardizing autonomous driving decision-making safety. RSS is also the key enabler of our lean compute driving policy design, as we distinctly separate comfort driving strategies and tactics from safety-related inhibitions and adjustments. RSS has inspired a global standardization effort of AV safety including IEEE 2846, an industry working group that we lead. We first published our RSS model in 2017, setting another example of our industry leadership in addressing one of the key issues to enable regulatory and public acceptance of “eyes-off/hands-free” autonomous solutions at scale.
True Redundancy™: Our Unique Sensor Fusion Architecture
Our unique architecture design, called True Redundancy™, further enhances the robustness and safety of our self-driving system. Rather than fusing all different sensor modalities prior to creating an “environment model” of the world, we have created two independent perception subsystems. One subsystem is powered solely by cameras and the other is powered by active sensors (radars and LiDARs). The fusion of the two separate “sensing states” is performed at a high-level with a simple decision mechanism for safety maneuvers and more complex “comfort” maneuvers for human-like driving. We have announced a robotaxi with a unified True Redundancy™ system including radar and LiDAR subsystems, and we expect this vehicle to be on the road in 2022. In 2021, we announced the expected initial commercial deployment of our AMaaS offering in Munich and Tel Aviv together with Moovit in addition to our current testing sites in Israel, Detroit, Munich, Paris and Tokyo.
A byproduct of our True Redundancy™ architecture is enabling subsystems of our AV development to “scale down” to ADAS, thus creating a seamless and scalable solution portfolio from ADAS to autonomous driving. For example, our Premium Driver Assist offering, Mobileye SuperVision™, recently launched by Geely Group for its Zeekr premium electric vehicle brand, is a productization of the camera-only subsystem of our autonomous driving development offering fully operational point-to-point assisted driving navigation. Since the ADAS market is extremely cost-sensitive and cameras are considered the most cost-efficient and versatile sensors powering the evolution of ADAS, the True Redundancy™ architecture enables us to considerably enhance the evolution of ADAS from front-facing camera solutions to a full surround multi-camera solution supporting fully operational “eyes-on” functions.
The Mobileye SuperVision™ configuration of sensors and compute can also be transformed into an effective “360 guardian,” helping the driver avoid accidents, as referenced in our Vision Zero paper published on arXiv.org in 2018. To take substantial steps towards “Vision Zero” or the goal of reducing driving fatalities and serious injuries from roadway accidents to zero, we leverage surround sensing, our RSS framework and REM™ AV maps. Our AV maps provide areas of potential dangers (such as lane merges, traffic lights and occluded pedestrians) and adjust the driving accordingly, while RSS provides human-like decisions enabled by surround (360) sensing and the REM™ AV map. We believe Mobileye SuperVision™ has the potential to transform ADAS at its core, potentially leading to adoption driven by regulatory requirements and safety ratings of a Mobileye SuperVision™-like solution in its own category, similar to how safety-ratings and regulation have driven the adoption of base ADAS beginning in 2014. We believe that our cost-efficient design of active sensing technology will help support consumer AV production at scale in the future.
In addition, the autonomous driving-ADAS interplay rooted in our True Redundancy™ architecture is bi-directional: advanced technologies, which are migrated down from the self-driving systems to ADAS, dramatically enhance our ADAS market proposition, and in turn, these advanced autonomous driving technologies are being validated in commercial, mass market ADAS deployments, greatly contributing to the process of verifying and validating the various elements of our self-driving systems. Moreover, our scalable architecture provides our OEM partners with operational efficiencies as our stacked solution architecture minimizes the OEMs’ integration and validation burden as our solutions can be seamlessly deployed across multiple vehicle segments.
We are designing a first-of-its-kind “software-defined” imaging radar with a dynamic range and resolution backed by advanced processing algorithms to enable an independent “sensing state.” We have chosen to focus on the evolution of the radar modality, given its cost structure is significantly below LiDAR-only systems. We believe our custom designed, imaging radars address not only the performance, but also the cost limitations, of a radar-multiple LiDAR solution for mass AV deployment. Our radar is expected to deliver rich point-cloud models like those customary of LiDAR, with far higher resolution and a significantly more dynamic range than traditional radar. We believe that this will allow us to eliminate the need for multiple high-cost LiDARs around the vehicle and require only a single front-facing LiDAR, thereby significantly lowering the overall cost of the required sensors compared to other solutions that use LiDAR-centric or LiDAR-only systems.
Our True Redundancy™ architecture with two separate subsystems combines both cameras and software-defined imaging radar around the vehicle, with a single front-facing FMCW LiDAR for three-way redundancy, which will be powered by our EyeQ Ultra™ AV-on-Chip. Our True Redundancy™ architecture leverages our differentiated access to FMCW LiDAR, which we are developing in partnership with Intel and offers significantly greater range and higher interference immunity, even in adverse weather, when compared to other LiDAR alternatives. This unique True Redundancy™ architecture is designed to bring the cost structure of a full self-driving system to a consumer level by having the imaging radars replace the multiple, expensive LiDARs around the vehicle, enabling “eyes-off/hands-free” Level 4 autonomous solutions to be launched at scale. Until completion of development of our software-defined imaging radar and FMCW LiDAR, we expect the implementation of our True Redundancy™ architecture to employ third-party LiDARs and commercially available radars.

Represents commercially deployed solutions (Driver Assist, Cloud-Enhanced Driver Assist and Mobileye SuperVision™) and solutions that we expect to be commercially deployed in the future (Mobileye Chauffeur™, Mobileye Drive™ and
AMaaS).
In January 2022, we announced a design win of our consumer AV system, Mobileye Chauffeur™, with Zeekr, Geely Group’s premium electric vehicle brand. Consumer AV ranges from very limited operational design domain (e.g., low-speed, highway-only “traffic jam pilot” systems) to the much more expansive operational design domain that we are pursuing through our Mobileye Chauffeur™ solution. Mobileye Chauffeur™ is expected to be capable of “eyes-off/hands-free” driving with a human driver still in the driver’s seat, in a gradually expanding operational driving domain, and is expected to use surrounding imaging radars and front-facing LiDAR, but may require driver intervention in certain situations. The first generation will be based on six EyeQ®5High SoCs, and future generations will be powered by one EyeQ Ultra™, our AV-on-Chip. We believe that this design win is an early sign of broad interest in consumer-level “eyes-off/hands-free” driving.
Building upon Mobileye Chauffeur™, which targets the consumer-owned AV market, we are developing Mobileye Drive™, our Level 4 self-driving system targeted for fleet-owned AMaaS and goods delivery networks. While these markets are still nascent, we view the potential use of autonomous driving technology by the operators of passenger and goods transportation networks as unlocking significant efficiencies and safety improvements. While these networks will require multiple layers of technology, we believe the majority of the value will accrue to the companies that provide (1) the self-driving system itself, (2) the mobility intelligence platform and services, and (3) demand and user experience.
Self-Driving System — Mobileye Drive™ encompasses our core autonomous driving technologies and will deliver all driving functions without the need for any in-vehicle human intervention. We believe our self-driving system has sustainable competitive advantages as a result of the cost efficiency, scalability, and regulatory validation of our technology platform:
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Cost Efficiency — cost-efficient, low-energy, purpose-built central compute processors; imaging radars that we expect will eliminate the need for multiple LiDAR units;

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Geographic Scalability — REM™-based AV maps that eliminate the need for dedicated high-definition mapping efforts; RSS-based driving policy designed for global deployment by not relying on driving culture or local rules; sensing technologies built on a foundation of a massive data training set from over 40 countries; and

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Regulatory Validation — True Redundancy™ with independent, separate perception subsystems that increases robustness and ease of validation, RSS used by international bodies that are currently developing standards with respect to the safety of AV.

Mobility Intelligence Platform, Demand and Services — We provide this layer through Moovit, a leading urban mobility app and MaaS solutions provider, which was acquired by Intel in 2020 to support the Mobileye business and which will become wholly owned by us as part of the Reorganization. As of the end of 2021, Moovit had more than 1.3 billion users globally and service in over 3,500 cities across 112 countries, and was generating approximately six billion anonymous data points daily, tracking mobility demand patterns globally, enabling a key mobility intelligence layer that can be used to intelligently predict ride demand and thus help to optimize fleet utilization
Demand and Rider Experience — Moovit’s global user base also provides a ready consumer base for our business-to-business customers. It also provides the necessary service and user-base layer within our own AMaaS solution.
While the technology to unlock these markets is approaching commercialization, business models on how services will be delivered are still nascent. Our strategy is to remain supportive of a variety of business models and pursue a variety of commercial programs, with a variety of partners, in a wide range of geographies. This strategy has gained traction over the last several years, as we are forming business-to-business collaborations with several public transportation operators and transportation network companies in the U.S. and Europe relating to our Self Driving System. We are also pursuing the business-to-customer channel with full vertically integrated MaaS activities in partnership with SIXT in Europe and in a Mobileye owned-and-operated network in Israel.
We believe we are well positioned to commercialize these opportunities, and that our scale, cost, and regulatory validation advantages will become evident to the broader market and lead to significant additional opportunities to grow these services globally.

We believe that our industry-leading technology platform, built upon multiple years of research, development, data collection and validation, gives us the unique ability to not only deliver excellent safety ratings with our ADAS solutions, but also to make the mass deployment of autonomous driving solutions a reality. We believe that the breadth of our solutions, combined with our global customer base, represents a significant market opportunity for us.
The Autonomous Vehicle Revolution
Autonomous driving is one of the most difficult technological challenges facing the world today. Autonomous driving as a technological concept has been at the forefront of human imagination for decades. Since the early 2000s, a number of automotive and technology companies have invested heavily to try to make this a reality.
Vehicle autonomy can be viewed as a spectrum, which uses the same technology building blocks to power the full span of driver assist functions, ranging from those available in hundreds of car models today, through full autonomy powering robotaxis and, eventually, personal autonomous vehicles. Basic driver assist features, such as automatic emergency braking or lane keeping assist, together with longitudinal control such as adaptive cruise control, fall into what is known as SAE Levels 1-2. The next level up refers to premium driver assist functions adding additional safety and comfort functionality, allowing the driver to experience hands free driving while the driver must still monitor the driving. Level 3 enables the driver to relinquish control under certain conditions such as highway driving. Vehicles equipped with Level 4 autonomy, which powers robotaxis and autonomous delivery vehicles, for example, operate within a certain operational design domain without driver input at all, but may rely on a teleoperator in rare circumstances. Level 5 autonomy requires no human driver intervention at all in any situation.
We believe that the path to full autonomy at scale will begin with increased proliferation of the middle category — premium driver assist — enabling hands-free highway driving, for example, and then will gradually extend to other types of roadways, such as rural, urban, and arterial roads. This will allow continued technological development and public trust and familiarity to grow and pave the way toward full autonomy. Our ADAS solutions, which have been deployed in more than 100 million vehicles, are important building blocks for these more advanced autonomous systems. We believe the key factors in the growth of autonomous driving will be increased safety, consumer demand, and other economic and social benefits, such as increased mobility for older adults and persons with disabilities, less traffic congestion, and the reduction of land use for parking.

Models for AV Adoption
We believe that the availability of AVs will cause a significant transformation in mobility, including vehicle ownership and utilization. We expect that AV technology will eventually be accessed by consumers through shared-vehicle AMaaS networks, as well as in consumer-owned and operated AVs. It is our view that, to reach the full potential of autonomous driving over the long-term, the technology solutions that enable these separate markets should converge over time, and that is reflected in our strategy.
Autonomous driving has the potential to dramatically increase the proliferation of shared mobility, creating greater utilization of what is currently a significantly underutilized asset, the car. We believe that this model will ultimately manifest itself in the form of networks operated by a variety of different automotive and technology companies, where the consumer will be able to hail on-demand transportation at the click of a button, instead of owning a vehicle.
In addition, we believe consumer-owned and operated AVs will fundamentally change how individuals utilize their vehicles. Today, cars are in operation for an average of only approximately one hour per day, implying owned vehicle utilization of only 4% per day according to the Department of Transportation. Automation would allow the vehicle to operate more hours per day, and more predictably, reliably, and safely. Providing consumers with access to affordable autonomous vehicles can add a number of entirely new uses for vehicles that have never been possible before. For example, if one wanted to ride in their car to work, instead of leaving the car in the parking lot all day, the car could drive around autonomously and pick up groceries or a package at a store.
As autonomous driving technology advances, a number of new transportation use cases are expected to emerge around the type of vehicle ownership, what is transported, and where and when the vehicle can operate. We believe that the most important factors in operating AMaaS networks will be the technology that powers the vehicles, as well as the scale of the network which will influence the availability of vehicles. As fleet operators increase network scale and availability of vehicles, the value of the platform to the user base will rise. We believe that mobility supply is developing in two main segments — automated public transport operators and automated transportation network companies — with very few companies able to operate within both over the long-term. It is our view that a flexible solution that supports both consumer AVs and AMaaS will be necessary to reach the full potential of autonomous driving over the long-term.
Challenges to Making Autonomous Vehicles Ubiquitous
To make autonomous vehicles at scale a reality, we believe that there are three core challenges that must be addressed:
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Regulatory Endorsement — Autonomous driving solutions must be architected, by design, to be verifiably safe, in a manner that fosters broad societal and regulatory endorsement. Regulation is an often-overlooked factor. While laws and regulations are specific to human drivers, there are challenges to balance safety and practicality of an AV in a manner that is acceptable to society. We believe it will be easier to develop laws and regulations governing a fleet of robotaxis than privately owned vehicles. A fleet operator would receive a limited license per use case, per geographic region and will be subject to extensive reporting and back-office remote operations. In contrast, licensing AVs to consumers would require a complete overhaul of the complex laws and regulations that currently govern drivers. Autonomy must wait until regulation and technology reach an equilibrium, which we believe will first be achieved through AMaaS deployments. Self-driving regulation is inherently complicated, and driving policy depends on “what would happen next” reasoning, which is not factual. Two humans might provide two different answers when asked whether an AV should yield to a car at an intersection or take the right of way. As a result, there is no clear definition of “error,” but rather, it is open to interpretation or depends on after-the-fact judgment. All motor vehicle drivers owe a duty of care to other road users, and autonomous vehicles will need to be held to the same standard. Statistically, autonomous vehicles should be safer than human drivers. However, for driving policy being “safer” does not always mean being better. As a society, we balance safety and practicality by determining what the “reasonable risk” we are willing to take is, and this is the type of question regulators will be required to address when licensing AV to navigate our roads.
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Geographic Scale — Geographic scale refers to the challenge of creating high-definition maps with great detail and accuracy, and keeping those maps continuously updated, which is crucial for series production AVs. AMaaS vehicles can be confined to geofenced areas, which allows AVs to reach prominence through the robotaxi industry before expanding the operational driving domain to outside of those areas. While robotaxi operators may be successful providing their services in limited geofenced areas, broad-based consumer AV adoption requires the ability to drive safely anywhere, and in diverse environments, rather than only in geofenced areas.

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Cost — The cost of a self-driving system commonly employed by robotaxis, with its cameras, radars, LiDARs, and high-performance computing is currently in the tens of thousands of dollars. This cost level is acceptable for the monetization model of a driverless ride-hailing service, but is far too expensive for series-production passenger cars. In order for autonomous driving consumer vehicles to scale in volume, we believe the cost of the self-driving system needs to be reduced significantly, such as to several thousands of dollars, an order of magnitude lower than the cost of market solutions to date. The ability to scale at low-cost, both from the on-board technology perspective and the cost of mapping, is critical to the mass adoption of AVs. AVs need to be safe, yet affordable, to achieve adoption among individuals and not just fleet operators.

Our Solutions
We are building a robust portfolio of end-to-end ADAS and autonomous driving solutions to provide the capabilities needed for the future of autonomous driving, leveraging a comprehensive suite of purpose-built software and hardware technologies. We pioneered “base” ADAS features to meet global regulatory requirements and safety ratings with our Driver Assist solution and we have since created a new category of ADAS with our Cloud-Enhanced Driver Assist and Premium Driver Assist offerings. Additionally, by leveraging Mobileye SuperVision’s™ full-surround computer vision and True Redundancy™, we are developing Mobileye Chauffeur™, our consumer AV solution with a human driver still in the driver’s seat that may require driver intervention in certain situations, and Mobileye Drive™, our Level 4 autonomous driving solution. Together with Moovit’s urban mobility and transit application and its global user base, we are developing our own AMaaS offering for consumers built upon Mobileye Drive™.
Our End-to-End ADAS and AV Solutions
Driver Assist
Base Driver Assist functions are foundational to our spectrum of ADAS and AV solutions and include critical safety features such as real-time detection of road users, geometry, semantics, and markings to provide safety alerts and emergency interventions. Our software algorithms and purpose-built hardware are designed to provide the driver with accurate and reliable driver assist solutions, promoting road safety.

Cloud-Enhanced Driver Assist
Cloud-Enhanced Driver Assist provides drivers with high-accuracy interpretations of a scene in real-time utilizing centimeter-level drivable path accuracy, foresight of the path ahead, and other semantic information provided by our crowdsourced REM™ mapping system. This additional input to the environmental model enhances speed and quality of the system’s decision-making. Our Cloud-Enhanced Driver Assist solution is category-defining and, with our REM™ mapping system, offers comprehensive in-path assist functionality through lateral vehicle control to maintain the driving path even when lane markings are partly visible or absent and through longitudinal vehicle control to adjust speed based on traffic signs, road markings, road conditions, and other traffic directions or hazards, independently of the driver. It additionally provides information of the road ahead, including geometry and driving semantics, and the often-complicated association of semantic indications to the different driving paths (e.g., traffic lights and traffic signs lane association) by relying on data from prior human driving activity on those roads.
Our Cloud-Enhanced Driver Assist offering was incorporated in Ford’s BlueCruise, beginning in 2021, across multiple makes and models, and Volkswagen announced in early 2022 that our Cloud-Enhanced Driver Assist offering is being incorporated in Volkswagen’s Travel Assist 2.5.
Mobileye SuperVisionTM
Mobileye SuperVision™, our Premium Driver Assist offering, is a fully operational point-to-point assisted driving navigation solution and includes cloud-based enhancements such as REM™ and supports OTA updates. Mobileye SuperVision™ includes our RSS policy model and 360-degree surround sensing with 11 cameras powered by a turnkey ECU with two EyeQ® 5 SoCs. Furthermore, in addition to supervised point-to-point assisted driving, Mobileye SuperVision™ is capable of changing lanes, managing priorities, and turning in intersections as well as engaging in automated parking, preventative steering, and braking, and other Driver Assist features. Mobileye SuperVision™ is built upon our camera-only subsystem. The 11 cameras (seven long range cameras and four parking cameras) provide full surround coverage and consist of 8-megapixel 120-degree and 28-degree cameras in the front, four 100-degree corner 8-megapixel cameras (two in the front and two in the rear), a 60-degree rear 8-megapixel camera and four wide-view 192-degree parking cameras mounted on the side mirrors and front and rear bumpers. The mapping is powered by REM™ to create a 360-degree environmental model, and RSS constrains the driving decisions to be compliant with an underlying formally proven model for safe driving decisions.
Geely Group recently launched Mobileye SuperVision™ in its Zeekr premium electric vehicle brand in 2021. The integration of Mobileye Roadbook™ is expected in 2022 through an Over-the-Air update.

Our Revolutionary Mobileye SuperVision™ Solution

Mobileye SuperVision™

11 Surround Cameras
120° Main camera
28° Narrow camera
100° Front corner camera
100° Rear corner camera
100° Rear camera
194° Parking camera

EyeQ5H
EyeQ5H

Powered by Two **EyeQ®5 High**

Mobileye Chauffeur™ and Mobileye Drive™
Our Mobileye Chauffeur™ first generation solution will be based on six EyeQ®5 High SoCs, and the next generation will be powered by one EyeQ Ultra™, our AV-on-Chip. It will combine our leading computer vision, camera-based perception subsystem with a radar-LiDAR subsystem. Mobileye Chauffeur™ will provide 360-degrees of coverage through two independent and redundant sensing subsystems offering True Redundancy™ to reduce the validation burden and, along with REM™ AV maps and RSS, to increase scalability and safety.
In January 2022, we announced a design win of our consumer AV solution, Mobileye Chauffeur™, with Zeekr, Geely Group’s premium electric vehicle brand. Mobileye Chauffeur™ is expected to be capable of “eyesoff/hands-free” driving with a human driver still in the driver’s seat, in a gradually expanding operational driving domain, and is expected to use surrounding imaging radars and front-facing LiDAR, but may require driver intervention in certain situations. We believe that this is an early indication of the interest in consumer-level “eyes-off/hands-free” driving.
Mobileye Drive™, our Level 4 solution, will encompass our core autonomous driving technologies found in Mobileye Chauffeur™ (360-degrees of coverage, REM™, True Redundancy™, and RSS) and will deliver the driving functions without the need for any in-vehicle human intervention by adding teleoperability and by minimizing cases where human input would be required. Mobileye Drive™ is designed to be powered by eight EyeQ®5High SoCs (versus six EyeQ®5High SoCs on Mobileye Chauffeur™) and, by 2025, it will be powered by an EyeQ Ultra™ SoC, offering more compute with less power consumption. The overall solution will provide a turnkey self-driving system for movement of people and goods that is applicable to various vehicle configurations (such as passenger vehicles, special purpose pods / vehicles, shuttles, and buses) and will be relevant across the range of potential networks (including AMaaS, last-mile delivery and commercial delivery fleets).
Mobileye Drive™ may be offered across two increasingly vertically integrated product sets each underpinned by our full set of autonomous driving technology solutions:
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Self-Driving System & Vehicles.   We expect to sell our Mobileye Drive™ Level 4 self-driving system through business-to-business channels into a range of transportation network operators and vehicle OEMs which would operate a variety of services (e.g., consumer-facing AMaaS, transportation on demand, and the delivery of goods). Example partners are Beep, Benteler, Lohr, Marubeni, RATP

Group, Schaeffler, Transdev, Udelv, and Willer. We recently announced a strategic collaboration with Benteler and Beep to develop and deploy fully electric, autonomous movers in public and private communities across North America aimed at first- and last-mile use cases in urban areas.
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AMaaS.   Additionally, Mobileye Drive™ will be designed to interface with Moovit’s MaaS platform, which adds a service layer and a ready-made user base. As of the end of 2021, Moovit had over 1.3 billion users globally and service in over 3,500 cities across 112 countries, and was generating approximately six billion anonymous data points daily, tracking mobility demand patterns globally, enabling a key mobility intelligence layer that can be used to intelligently predict ride demand and thus help to optimize fleet utilization. We believe this represents one of the world’s largest repositories of transit and mobility data. Moovit’s global user base will provide a ready consumer base for our business-to-business customers. It also will provide the necessary service and user-base layer within our own AMaaS solution where we plan to deploy Mobileye — Drive™-enabled self-driving vehicles in an AMaaS network in partnership with fleet operators. Initial commercial deployments of this full-stack service are expected to take place in Munich and Tel Aviv.

Overall, we believe our proprietary set of software and hardware technology solutions, all designed with efficiency, cost, and geographic scalability in mind, along with a service layer and user base, results in significant competitive advantages and a wider range of potential offerings compared to other approaches by industry participants attempting to commercialize network-deployed autonomous vehicles.
Our Data Driven Network Effect
We have assembled a substantial dataset of real-world driving experience, encompassing over 200 petabytes of data, which includes 18 million clips collected over decades of driving on urban, highway, and arterial roads in over 80 countries that enable us to develop advanced computer vision algorithms to fit road scenarios and use cases that our system encounters. We have developed sophisticated 2D and 3D automatic-labeling methodologies that, together with a team of over 2,300 external specialized annotators, allow for fast development cycles for our computer vision engines based on the dataset we have. In addition, our advanced data labeling infrastructure and data mining tools can unlock significant data-driven insights. In parallel, we have created a rich dataset of automatically produced AV maps, consisting of 2.5 billion miles as of the end of 2021 from a broad installed-base of REM™-enabled vehicles worldwide. Our dataset creates a powerful network effect as we seek to continually improve our solutions as more vehicles are deployed with our technology.
Our REM™-enabled solutions continuously harvest high-precision data that is analyzed in the cloud, creating a large repository of real-world dataset from 15 million daily mapped miles of roads, varying by types and geography.

As we continue to rapidly scale our offerings, the benefits of greater data and higher intelligence incorporated into our REM™ mapping system not only accrue to our own platform, but also deliver benefits to our customers and to consumers through greater safety and expanded functionality. As the capabilities of our ADAS and autonomous driving solutions improve, we believe that consumer demand for our offerings will increase and lead to greater platform adoption, further accelerating our data collection worldwide. We believe our combination of data and intelligence gives us a significant competitive advantage and differentiates us as a scaled leader capable of advancing full autonomous solution capabilities based on real world road experience data and continuous validation of the safety solution. For example, we utilize our substantial dataset to build and improve the practical implementation of robotic decision making, which is referred to as “driving policy,” that formalizes a driving safety concept. Our autonomous driving solutions are founded on our core sensing and perception technologies and proprietary algorithms, and the safety validation of these solutions through continuous OTA enhancements. We believe the ability to drive autonomously in any environment in any condition at any time across urban, highway and arterial roads globally should be the goal. Doing so not only requires a significant amount of data, but also successfully solving and validating in a scalable way the challenges of delivering a safe solution at each level of autonomy. With a broad installed-base of REM™ connected vehicles that are collecting data and continually enhancing our solutions, we believe we are well positioned to build on our leadership position.

Our Data Driven Network Effect

Advanced ADAS Features
Differentiated Database of Mapped Roads
Enable AV Solutions
Increase Consumer Demand
ADAS
AV
Accelerate AV Adoption
More Harvested Data
Increase ADAS-enabled Fleet
Increase AV Fleet

Our Large and Growing Market Opportunity
We define our market opportunity in terms of the TAM , which encompasses all hardware, software, and services required to address the current and future ADAS and AV markets, and our SAM, which is the estimated portion of the TAM that we believe we can address through our technology solutions and services. We define the near-term TAM as the market size in or about 2026 and the long-term TAM as the market size in or about 2030.
The TAM combines our market opportunities in ADAS and AV, including AMaaS. We estimate the current TAM to be approximately $16 billion, composed entirely of selected ADAS market opportunities. We expect the near-term TAM to be approximately $40 billion, and the long-term TAM to be approximately $480 billion, as the value of ADAS functionality increases and as AV deployment, both in consumer-owned vehicles and fleet-owned vehicle networks, accelerates. While the AV market is in its infancy today, we expect the deployment of solutions for this market to significantly increase, resulting in a substantial market opportunity for us. We believe we are currently at an inflection point to enable autonomous driving on a global scale.
ADAS
We believe that ongoing and major regulatory changes, coupled with increased customer awareness of the benefits of active safety technology, will drive ADAS adoption to the point where the vast majority of new cars produced will be equipped with one or more ADAS features. Additionally, we believe that cloud-based enhancements such as Mobileye’s REMTM will provide additional value and functionality that will be increasingly available and cost-effective. In parallel, we see the emergence of the premium ADAS segment. The prominence of this segment is driven by products such as Mobileye SuperVision,TM which relies on the combination of cloud enhancements and cost-effective, high-resolution surround sensing that enables highly automated driving features across a wide range of road types and driving conditions
ADAS TAM:   We define the ADAS market as that for assisted driving solutions that support the driver, and the ADAS TAM as the market for select hardware and software components that enable this technology. We estimate the current ADAS TAM to be approximately $16 billion, near term TAM to be approximately $31 billion and long-term TAM to be approximately $60 billion.

ADAS SAM: We define our ADAS SAM as the portion of the TAM that we believe can be addressed by our solutions in the Driver Assist, Cloud-Enhanced Driver Assist, and Premium Driver Assist categories. We estimate our current ADAS SAM to be $5 billion and our near-term SAM to be approximately $12 billion, as consumer adoption of premium ADAS increases in the near-term. We estimate that our ADAS SAM will continue to grow and estimate our long-term SAM to be approximately $35 billion. We believe our ADAS SAM will represent a larger percentage of the ADAS TAM over time, as we continue to increase our breadth of content in the overall ADAS value chain beyond the historical product set to include additional solutions such as driver monitoring systems, high-definition maps, hands-free point-to-point driving applications, and central compute ECUs.
Autonomous Vehicles
We believe the future of autonomous driving will unfold in two phases: commercial services such as robotaxis and commercial delivery (AMaaS), and passenger car consumer-owned AVs. The main inhibitors of a mass market product offering of consumer AVs include the cost of AV technology, the ability to scale geographically at a low cost, the regulatory framework and public acceptance. We see both the AMaaS vehicles and consumer AV deploying in parallel to unlock the full potential of this market. We divide the AV TAM into an AMaaS TAM and a Consumer AV TAM. We do not make a distinction between TAM and SAM in this market as we believe our technology and business solutions can address this market in an end-to-end manner.
AMaaS TAM
We define the AMaaS TAM as that for fleet-owned electric AVs that provide mobility-as-a-service and goods delivery and that will be supported by teleoperation services and will not require a driver. We believe these autonomous fleets will start by servicing limited geofenced areas, increasing over time to broader geographies.
We estimate the near term AMaaS TAM to be approximately $5 billion, increasing significantly to be approximately $360 billion in the long term. This estimate is based on estimated total miles traveled by the AMaaS fleet and the estimated cost per mile that will be paid by the user. We utilize the cost of consumer automobile ownership to estimate the revenue potential for the AMaaS market.
Consumer AV TAM
We define the Consumer AV TAM as that for consumer-owned electric AVs capable of “eyes-off/hands- free” driving in a gradually expanding operational driving domain. Within this category, we include the set of limited operational design domain systems currently being pursued by us and other market participants (e.g., low-speed, highway-only “traffic jam pilot” systems). We also include the much more expansive operational design domain system that we are pursuing through our Mobileye Chauffeur™ solution.
We see Mobileye Chauffeur™ as a solution that will employ an approach that we believe is unique among other market participants. It will be enabled through an end-to-end set of proprietary Mobileye technologies that address the key inhibitors to consumer AV adoption of cost-effectiveness and geographic scalability, as we are targeting a solution that will enable L4 capabilities with an AV content value at approximately $6,000. We believe this solution will be able to unlock substantial market growth in the Consumer AV category over time, a market category that is not yet understood or forecasted by most third-party research providers.
We estimate the near-term Consumer AV TAM to be approximately $4 billion and the long-term TAM to be approximately $60 billion. This estimate is based on an estimate for the number of Consumer AVs produced in a particular year and an estimate of the average AV content value per vehicle for the technology that enables the AV system.
We estimate the resulting total AV TAM (including AMaaS and Consumer AV) in the near term to be approximately $9 billion, significantly increasing to approximately $420 billion in the long term.

The estimates of the TAM and SAM are based on our internal estimates and forecasts, which involve a number of assumptions and limitations, including assumptions regarding our expectations of the market acceptance of autonomous driving and ADAS and the manner in which this new and rapidly evolving market will develop. These estimates, forecasts, assumptions, and expectations may differ from information contained in industry publications and reports or other publicly available information. While we believe our assumptions and the data underlying our estimates and forecasts are reasonable, these assumptions, estimates and forecasts may not be correct and may change at any time. As a result, our assumptions, estimates and forecasts may prove to be incorrect, and the TAM and our SAM may be smaller than we have estimated. See “Risk Factors — We operate in an industry that is new and rapidly evolving, and the estimates and forecasts of TAM and SAM included in this prospectus are subject to significant uncertainty” and “Cautionary Note Regarding Forward-Looking Statements.”
Our Competitive Strengths
We believe that our leadership in ADAS and autonomous driving is based primarily on our: (1) first-mover advantage; (2) technology, including differentiated technological cores and solution architectures; (3) comprehensive portfolio of solutions; (4) delivery, including agility, response times, and time-to-market; and (5) inherent cost-driven advantages. These significant advantages form the basis for our competitive strengths described below:
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Coupling of software and hardware delivers optimized performance and efficiency — We design our own purpose-built SoCs and develop a software stack to optimally match the architecture of the SoCs. This results in an optimized cost/performance paradigm, allowing for a range of products that can be produced at high volume. Our coupled software and hardware architecture is highly differentiated from general purpose SoCs and software stacks that are not optimized for a specific use case. Our approach results in low power consumption and lean compute, yet is able to support a very powerful range of solutions for the ADAS and AV markets.

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Scalable EyeQ® SoC design addresses the entire spectrum of ADAS and autonomous driving — Our proprietary accelerator cores are optimized for a wide variety of computer vision, signal processing, and machine learning tasks, including deep neural networks. Our EyeQ® architecture is highly scalable, powers our solutions, ranging from our base ADAS to highly advanced autonomous driving solutions, and is designed to support the increasingly computationally intensive demands of ADAS and autonomous driving solutions on the same architecture. We believe that our recently announced EyeQ Ultra™, effectively an AV-on-Chip, will enable us to build a self-driving system at affordable consumer cost levels in the future.

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Industry leading computer vision capabilities — ADAS solutions are responsible for saving lives and must meet very high-performance metrics with extreme levels of efficiency, and pass increasing oversight from regulatory bodies — “good enough” is simply not acceptable. We are a technology leader for computer vision solutions for ADAS, and we have continuously enhanced our leadership position since we launched with customers in 2007 through our ability to meet the extreme performance, accuracy, and cost metrics of our OEM customers. Our products primarily use monocular camera processing that works accurately alone, or together with radar and LiDAR for redundancy. We have been responsible for many “industry first” launches using monocular vision processing. These include forward collision warning, automatic emergency braking, pedestrian detection, and hands-free driving, and numerous other advanced functions based solely on computer vision. We have pioneered many computer vision features such as deep networks for the discovery of “free space” or the space available to the vehicle to drive in, so that a vehicle can determine a driving path without having a collision. We have enhanced our computer vision capabilities over time to include multiple cameras such as the trifocal camera configuration (three cameras with different fields of view placed side-by-side facing forward), which has been in series production since 2018, and the 11-camera configuration on our Mobileye SuperVision™ solution, which was launched in late 2021.

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“Scale by design” approach — Our technology platform is built to deliver autonomous driving solutions at scale by leveraging our REMTM mapping technology, which will allow our solutions to be driven without the limitations of geofencing; our True Redundancy™ approach, which allows for cost-efficient validation; our RSS and driving policy, which provides a framework for regulatory certainty and lean compute that is critical for mass-deployment; and, our active sensor architecture based on our imaging radars, which we expect will help support consumer AV production at scale in the future.
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Autonomous driving-ADAS synergies — The autonomous driving-ADAS interplay, which is borne out of our True Redundancy™ architecture, is bi-directional: advanced technologies transfer from autonomous driving to ADAS and significantly enhance our market proposition, and in turn, these advanced autonomous driving technologies are validated in commercial, mass market ADAS deployments and contribute to the process of verifying and validating the various elements of our autonomous driving solution stack. Moreover, our scalable architecture provides our OEM partners with operational efficiencies as modular technology platform architecture minimizes the OEMs’ integration and validation burden as our solutions can be seamlessly deployed across multiple vehicle segments.

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Road Experience Management™creates a powerful network effect and long-term competitive advantage — Our REM™ system is a crucial ingredient that we believe allows for: (1) defining a new category of cloud-enhanced ADAS that we call Cloud-Enhanced Driver Assist, where information in Mobileye Roadbook™ enhances existing ADAS functions such as lane keeping assist and lane-centering and allows for new functions such as the analysis of behavior patterns in intersections and near traffic signs and lights; (2) evolving ADAS to an “eyes-on/hands-free” point-to-point assisted driving navigation; and (3) the scale deployment of AV. REM™ is complex, requiring advanced processing at the edge (for creating processed data to be sent to the cloud and for localizing the vehicle at centimeter-level accuracy in Mobileye Roadbook™), and computationally intensive processing in the cloud to build Mobileye Roadbook™ from billions of data packets sent from millions of vehicles — all automatically. REM™ benefits from a powerful network effect, where more vehicles with REM™ enabled technology from which we are able to collect and process data not only improves our own solutions, but also delivers benefits to our customers and to consumers through greater safety and expanded functionality. We believe this network effect creates a powerful competitive advantage, particularly given our leadership position in ADAS, as we are able to efficiently collect large amounts of data from our consumer solutions already deployed on roads globally through their regular use. Our AV maps also support our efforts to deploy in new cities and geographies quickly, and in 2021, we announced the expected initial commercial deployment of our AMaaS offering in Munich and Tel Aviv together with Moovit in addition to our current testing sites in Israel, Detroit, Munich, Paris and Tokyo.

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Data and technology advantage — Developing effective ADAS technology is technologically complex, and requires the development of large validation datasets in order to train the required software algorithms effectively, a long-term commitment to validation and qualification with an OEM before series production can even begin, and significant financial resources. We have assembled a substantial dataset of real-world driving experience, encompassing over 200 petabytes of data, which includes 18 million clips collected over decades of driving on urban, highway, and arterial roads in over 80 countries that enable us to develop advanced computer vision algorithms to fit road scenarios and use cases that our system encounters. We have developed sophisticated 2D and 3D automatic-labeling methodologies that, together with a team of over 2,300 external specialized annotators, allow for fast development cycles for our computer vision engines based on the dataset we have. In addition, our advanced data labeling infrastructure and data mining tools can unlock significant data-driven insights. In parallel, we have created a rich dataset of automatically produced AV maps, consisting of 2.5 billion miles as of the end of 2021 from a broad installed-base of REM™-enabled vehicles worldwide. Our dataset creates a powerful network effect as we seek to continually improve our solutions as more vehicles are deployed with our technology.

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RSS and driving policy are designed for global deployment — We published our RSS model in 2017, to address the regulatory and public debate regarding, and enable the acceptance of, “eyes-off/hands-free” autonomous solutions. RSS is the key enabler of our lean compute driving policy design, where we distinctly separate driving comfort features from safety-related inhibitions and adjustments. Our framework monitors and establishes driving policy by identifying intentions in order to only predict the plausible actions of road users, significantly reducing possible options and computational demands. Our RSS-based driving policy is designed for global deployment, as it does not need to be tailored to specific driving cultures. In 2021, we announced the expected initial commercial deployment of our AMaaS offering in Munich and Tel Aviv together with Moovit in addition to our current testing sites in Israel, Detroit, Munich, Paris and Tokyo.
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Proprietary technology for active sensors (radars and LiDAR) unlocks consumer AV at scale — We believe that our cost-efficient active sensing technology design will support consumer AV at scale production. We are developing software-defined imaging-radars with a revolutionary dynamic range and resolution. Our differentiated True Redundancy™ architecture will leverage our imaging-radar and FMCW LiDAR. We believe our active sensor strategy will give us the ability to significantly reduce the cost of the overall sensor suite by having the software-defined imaging radars we are developing replace multiple, expensive LiDARs around the vehicle, with LiDAR required only for the front-facing sensor.

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Moovit provides a stand-ready user base for our AMaaS solutions — Moovit is our urban mobility and transit application. As of the end of 2021, Moovit had over 1.3 billion users globally and service in over 3,500 cities across 112 countries, and was generating approximately six billion anonymous data points daily, tracking mobility demand patterns globally, enabling a key mobility intelligence layer that can be used to intelligently predict ride demand and thus help to optimize fleet utilization. We believe this represents one of the world’s largest repositories of transit and mobility data. Moovit also offers a MaaS solution to cities, and transit agencies covering planning, operations, and optimization of their mobility systems. Moovit’s applications provide powerful AI-powered urban mobility services covering planning, operations, and analytics for multimodal trips.

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Deep, collaborative ecosystem relationships — Our deep global relationships with key partners across the value chain, from component suppliers, through Tier 1 customers and up to OEMs, offers us a broad and diverse set of collaboration opportunities for high-performance computing, networking, and advanced packaging technologies, among others, from the vehicle to the cloud. Together with our partners, we believe that we can accelerate the pace of autonomous innovation and market adoption

Our Growth Strategies
Key levers of our growth strategy are:
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Benefit from regulatory and safety rating changes promoting base ADAS — We intend to continue to lead and deliver upon global regulatory and safety requirements for base ADAS features by maintaining and enhancing our vision only solution. We expect a strong increase in base ADAS fitment rates due to global regulatory and safety requirements, as OEMs move to adopt standard ADAS technology for the vast majority of new model launches. We plan to continue to leverage our technology leadership and strong customer relationships to position us for additional design wins with high production volumes. As of the end of 2021, our solutions had been installed in more than 700 vehicle models (including local country variations) sold by over 38 OEMs worldwide and our SoCs had been deployed in over 100 million vehicles, and we announced over 40 new design wins in 2021 alone. We estimate, based on our existing design wins through 2021, that our ADAS solutions will be deployed in more than an additional 230 million vehicles by 2030, including approximately 50 million vehicles based on our 2021 design wins. These estimates are based on projections of future production volumes that were provided by the OEMs at the time of sourcing our design wins with them for the models related to those design wins. These estimates may deviate from actual production volumes (which may be higher or lower than the estimates) and do not include design wins after 2021. We believe that our comprehensive stack of solutions and proven success at scale will enable us to further solidify our industry leadership.

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Capitalize on Cloud-Enhanced Driver Assist features — We have pioneered a cloud-enhanced ADAS solution, which offers customers using advanced EyeQ® versions (EyeQ®4 and above) a significant value through our REM™ technology. Our Cloud-Enhanced Driver Assist solution is capable of utilizing our EyeQ® SoCs and entry level camera technologies to deliver feature enhancements over time. Our Cloud-Enhanced Premium ADAS features range in complexity from all road-type lane keeping assist and lane centering, to Cross-Junction Assist, to Traffic Jam Assist. We will continue to grow the depth and breadth of our AV maps, which currently include 2.5 billion miles of mapped roads as of the end of 2021 from a broad installed-base of REM™-enabled vehicles worldwide in order to deliver leading ADAS capabilities. In the future, we plan to create revenue streams from our OTA capabilities and AV maps through solution upgrades.
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Further enhance and drive adoption of our Premium Driver Assist solution — Our Mobileye SuperVision™ solution represents a comprehensive “eyes-on/hands-free” ADAS solution. It was recently launched by Geely Group for its Zeekr premium electric vehicle brand, and has secured additional design wins with the Geely Group for Mobileye SuperVision™. We believe that the high value-add, our continuous efforts to add capabilities, as well as the competitive price point of Mobileye SuperVision™ will allow it to gain strong market traction in the coming years. In addition, our Mobileye SuperVision™ configuration of sensors and compute can also be transformed into an effective “360 guardian,” helping the driver avoid accidents, as referenced in our Vision Zero publications. We believe that Mobileye SuperVision™ has the potential to transform ADAS at its core, potentially leading to adoption driven by regulatory requirements and safety ratings of a Mobileye SuperVision™-like solution in its own category, similar to how safety-ratings and regulation have driven the adoption of base ADAS beginning in 2014.

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Innovate and commercialize our next-generation autonomous driving solutions — Propelled by our next generation AV-on-Chip SoC, which we call EyeQ Ultra™, our surround computer vision Mobileye SuperVision™ solution and our True Redundancy™ architecture, we believe that we will be positioned to deliver an autonomous driving solution that can enable the mass adoption of AV. We plan to continue to develop innovative and cost-optimized solutions to deliver comprehensive capabilities for mass market adoption to our customers based on key technology breakthroughs such as our EyeQ Ultra™ SoC design, surround computer vision Mobileye SuperVision™ solution and True Redundancy™ architecture. We believe the introduction of our premium ADAS capabilities with our recently launched Mobileye SuperVision™ solution and our Level 4 capabilities with Mobileye Drive™ will help us continue to provide our customers with innovative solutions and enable further growth for us. We plan to continue to build and enhance our full-stack technology platform in order to offer an affordable, time-saving and much safer driving experience, which we believe will propel the mass-market adoption of autonomous driving solutions.

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Utilize our flexible platform to expand our collaboration with our OEM customers — We have designed our EyeQ® SoCs together with an open SDK to enable co-hosting of third-party software and customer workloads on vehicles equipped with our solutions. We are partnering with leading technology suppliers to expand our products by offering features and services alongside our core technology platform such as driver monitoring systems, parking cameras, and e-mirror displays. In addition, our SDKs enable OEMs to innovate on top of our platform, augmenting and differentiating their offerings, while benefiting from our state-of-the art, verified and validated core ADAS capabilities.

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Capitalize on our active sensor technology — We intend to continue to develop and commercialize next-generation active sensors such as software-defined imaging radars and solution architectures based on FMCW LiDAR, which leverage our AI capabilities. Our software-defined imaging radars are designed to form a standalone “sensing state” layer which can be utilized as a sensing layer on its own, enabling 360-degree coverage. We believe enhancing our sensing and perception technology leadership will further strengthen our competitive position and allow us to offer additional differentiated and cost-effective solutions to our customers.

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Accelerate our roadmap of next generation proprietary EyeQ® SoCs — We believe that we have created the standard for processors focused on computer vision. Our EyeQ® SoCs are purpose-built for sensing and perception technologies and optimized for high throughput and power efficiency. We intend to continue to accelerate our technology leadership with a focus on silicon, packaging, and systems level needs to deliver cost-efficient processing at the edge. EyeQ Ultra™, which we announced in January 2022, will leverage 5nm process technology and be built to address the needs of Level 4 AV without requiring the additional power and cost that comes with multiple SoCs integrated together. Our architecture is highly scalable and is designed to support the increasing and computationally intensive demands of future autonomous driving applications.

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Utilize our substantial and growing dataset to continuously improve the intelligence and robustness of our solutions — We will continue to grow the depth and breadth of our substantial dataset, which, as of the end of 2021, encompasses over 200 petabytes of data and 2.5 billion miles of AV mapped roads from a broad installed-base of REM™-enabled vehicles worldwide. We believe that our ability to use this data to create, maintain, and improve our high-precision AV maps through our REM™ mapping system will enable us to further improve our ADAS offerings and position us well for autonomous driving.
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Establish our Level 4 autonomous and AMaaS solutions — We believe that Mobileye Chauffeur™ and Mobileye Drive™ will unlock new use cases and end-consumers for our OEM and fleet-owner customers, which will be applicable for both the AMaaS and consumer AV markets. We expect to add additional cities to our AMaaS offerings to showcase our industry-leading technology and to help accelerate the pace of AV adoption. We also expect to continue to invest in our ecosystem partnerships with OEMs and fleet operators in order to foster close collaboration and further commercialize our autonomous technologies.

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Benefit from opportunities in large emerging markets — We intend to continue to invest in partnerships in China and India, among other emerging markets, to accelerate ADAS and autonomous driving adoption. In India, Mahindra & Mahindra, one of the country’s largest automakers, has recently launched the first vehicle made locally to offer ADAS capabilities — the XUV700 powered by our EyeQ® SoC. Its accessible price point compared to imported alternatives expands the ADAS reach to a broader range of consumers in one of the most populous countries in the world. We believe our long-term partnerships with large Chinese OEMs such as Geely, Great Wall Motors, and SAIC, and Indian OEMs such as Mahindra & Mahindra position our solutions at the forefront of continued innovation and market growth.

Our Customers
Our customers include leading OEMs, which we sell to through Tier 1 automotive suppliers that implement our product into automotive vehicles, as well as fleet owners and operators.
OEMs
As of the end of 2021, our solutions had been installed in more than 700 vehicle models (including local country variations) sold by over 38 OEMs worldwide and our SoCs had been deployed in over 100 million vehicles, and we announced over 40 new design wins in 2021 alone. We estimate, based on our existing design wins through 2021, that our ADAS solutions will be deployed in more than an additional 230 million vehicles by 2030, including approximately 50 million vehicles based on our 2021 design wins.
We work with Tier 1 automotive suppliers to supply our solutions to the following OEMs:
Tier 1 Automotive Suppliers
We supply certain OEMs with the EyeQ® platform through our arrangements with automotive system integrators, known as Tier 1 automotive suppliers, which are direct suppliers to OEMs. Our Tier 1 customers include: Aptiv, Magna, Valeo, Wabco, ZF and others.

Mobility-as-a-Service
We expect to sell the Mobileye Drive™ self-driving vehicles to a range of shuttle network operators and vehicle OEMs which intend to operate a variety of services (e.g., consumer-facing AMaaS, transportation on demand, delivery). These partners would produce vehicles themselves and integrate Mobileye Drive™ with our assistance and include customers such as Benteler, Lohr, Marubeni, RATP Group, Schaeffler, Transdev, Udelv, and Willer.
Our EyeQ® System-on-Chip Architecture
EyeQ®
Each new generation of the EyeQ® SoC is many times faster than its predecessor and tightly integrated with software to offer maximum efficiency. They consist of central processing unit cores and dedicated custom-designed vector accelerators. Our proprietary computational cores are optimized for a wide variety of computer vision, signal processing, and machine learning tasks, including deep neural networks. Our EyeQ® architecture is highly scalable and is designed to support the increasing and computationally intensive demands of ADAS and AV solutions on the same architecture, which provides significant re-use and network effects for our technology platform.
For the EyeQ® SoC, we have developed four heterogeneous accelerator families for different types of workloads allowing us to optimize performance for each workload by using the most suitable core.
The deployment mix of these accelerators varies by product line based on the functions each EyeQ® SoC supports. Our accelerator architecture allows us to achieve high compute performance with power efficiency.
Our EyeQ® family of products includes:

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EyeQ®1 — launched in 2007, supported two bundle types: (1) Lane Departure Warning (“LDW”), Traffic Sign Recognition (“TSR”) and Intelligent High-beam Control (“IHC”); and (2) LDW and Vehicle Automatic Emergency Braking (“AEB”) fusion with radar. EyeQ®1 was an industry first supporting camera/radar ACC.

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EyeQ®2 — launched in 2010, supported a variety of functional bundles, including LDW, TSR, IHC, Forward Collision Warning (“FCW”) and AEB for vehicles and pedestrians (partial braking). EyeQ®2 was an industry first with Pedestrian AEB, and Adaptive Cruise Control (“ACC”).

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EyeQ®3 — launched in the fourth quarter of 2014. In addition to significant upgrades of all of the above functions, EyeQ®3 supports full braking AEB, structure from motion functionalities, road profile reconstruction, debris detection, general object detection, traffic light detection and REM™. EyeQ®3 was an industry first with Highway Autopilot, Camera-only AEB and full in path assisted driving.

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EyeQ®4 Mid and EyeQ®4 High — launched in early 2018. EyeQ®4 supports processing from multiple cameras (including multi-focal or ultra-high-resolution front facing and side/rear), as well as other sensor perception modalities through two models: EyeQ®4 Mid and EyeQ®4 High. EyeQ®4 Mid is a one-box windshield solution that offers around 1.1 tera operations per second (“TOPS”) supporting up to Level 2 functionality and EyeQ®4 High offers 2 TOPS supporting REM™ mapping and localization to provide Level 2+ functionalities. EyeQ®4 was the first SoC to support REM™ Map Harvesting and an industry first supporting 100-degree cameras.

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EyeQ®5 Mid and EyeQ®5 High — designed to act as the central computing processor to enable fully autonomous driving vehicles, EyeQ®5 comes in two forms: EyeQ®5 Mid and EyeQ®5 High. EyeQ®5 Mid is a one-box windshield solution designed to support up to Level 2+ functionality. EyeQ®5 High supports Premium ADAS and up to Level 4 functionality powering both our Mobileye SuperVision™ and Mobileye Drive™ solutions. Volume production began in 2021. EyeQ®5 is designed on the 7nm fin field-effect transistor (“FinFET”) technology node and offers around 15 TOPS on the EyeQ®5 High and more than 4 on the EyeQ®5 Mid. We have been able to achieve power, performance, and cost targets by employing proprietary computational cores that are optimized for a wide variety of computer vision, signal processing, and machine learning tasks, including deep neural networks. Starting with EyeQ®5, we are supporting a complete SDK to allow customers to differentiate their solutions by deploying their algorithms on EyeQ®5. EyeQ®5 serves as the computational foundation for our scalable camera-only surround sensing system. The system consists of multiple independent computer vision engines and deep networks for algorithmic redundancy. The result is a robust and comprehensive model of the environment that allows end-to-end autonomous driving. It is also the industry’s first solution supporting 120-degree 8-megapixel cameras.

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EyeQ®6 Lite and EyeQ®6 High — announced in January 2022, the EyeQ®6 Lite, a one-box windshield optimized solution, is designed to deliver entry and premium Level 2 ADAS functionality at ultra-low power and high efficiency. Also announced in January 2022, the EyeQ®6 High will support premium ADAS or partial AV capabilities with full surround and support for visualization and heavy AI workloads with 34 TOPS in 40 watts representing lean compute. This centralized solution will provide all ADAS Level 2 functionalities, multi-camera processing (including parking cameras), and will host third-party apps such as parking visualization and driver monitoring. Both the EyeQ®6 Lite and EyeQ®6 High are designed on the 7nm FinFET process technology node. We expect to release the EyeQ®6 Lite/High in 2023 or 2024 and begin production by the end of 2024.

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EyeQ Ultra™ — announced in January 2022, EyeQ Ultra™ is designed to maximize both effectiveness and efficiency at 176 TOPS. First silicon for the EyeQ Ultra™ SoC is expected at the end of 2023, with full automotive-grade production in 2025. EyeQ Ultra™ is built to address the needs of Level 4 AV without the power and cost to integrate multiple SoCs together. EyeQ Ultra™ utilizes an array of four classes of proprietary accelerators, each built for a specific task. These accelerators are paired with additional central processing unit cores, ISPs, and GPUs in a highly efficient solution capable of processing input from two sensing subsystems — one camera-only system and the other radar and LiDAR combined — as well as the vehicle’s central computing system, the high-precision AV map and driving policy software. The EyeQ Ultra™ is designed on the 5nm FinFET process technology node. First silicon for the EyeQ Ultra™ SoC is expected at the end of 2023, with full automotive-grade production in 2025.
Our Partnerships with STMicroelectronics and Intel
Our long-standing relationship with STMicroelectronics continues to strengthen with the complexity of our solutions. Our partnership includes close collaboration in product development, design, and manufacturing. For example, we have co-developed the seven EyeQ® generations, including the recently launched EyeQ®6 and EyeQ Ultra™ SoCs. We also benefit from STMicroelectronics’ advanced packaging and testing capabilities and automotive expertise. Together with STMicroelectronics, we are working on developing and productizing next-generation automotive-grade technology for high volume automotive applications, which we believe will accelerate the pace of autonomous innovation and market adoption.
Our close partnership with Intel exists on multiple fronts. With Intel, we have access to unique and differentiating technologies such as proprietary silicon photonics fabrication technologies used in our FMCW LiDAR. We license certain technologies from Intel that support design and development of our software-defined radar, including Intel’s mmWave technologies. Additionally, we intend to collaborate with Intel on a technology platform that integrates our EyeQ® SoC with Intel’s market leading central compute capability, with plans to utilize Intel Foundry Services’ advanced packaging capabilities. This potential platform would enable functions essential to safety, entertainment, and cloud connectivity. Intel’s strength in government affairs and policy development around the world will continue to be of significant value to us as we collaborate with regulators who are preparing frameworks to enable commercial deployment of AVs.
Manufacturing
Our products are designed and manufactured specifically for automotive applications after extensive validation tests under stringent automotive environmental conditions.
We partner with STMicroelectronics, a leading supplier and innovator of semiconductor devices for automotive applications, in manufacturing, design and research and development. We have co-developed seven generations of our automotive grade SoC, EyeQ®, with STMicroelectronics including EyeQ®5, EyeQ®6 and EyeQ Ultra™. We design the front-end and STMicroelectronics designs the back-end package and also includes testing, quality assurance, customer care, failure analysis and manufacturing standards. All of our EyeQ® integrated circuits are manufactured by or outsourced to a partner foundry by STMicroelectronics.
We have also established a relationship with Quanta Computer to develop and assemble our ECUs including our reference design for our Mobileye SuperVision™ solution, which includes our EyeQ®5 SoCs from STMicroelectronics.
We partner with Intel to manufacture our imaging solutions and expect to utilize Intel’s unique fab capable of putting active and passive optical elements on a chip together, including lasers and optical amplifiers, loaded onto a photonic integrated circuit. With Intel Silicon Photonics manufacturing capabilities, we have access to unique and differentiating technologies such as the ability to put an active laser in a package, which are at the heart of our novel LiDAR co-development.
Regulation and Ratings
Automobile safety is driven by both regulations and the availability to consumers of independent assessments of the safety performance of different car models. These assessments have encouraged OEMs to produce cars that are safer than those required by law. In many countries, these NCAPs have created a “market for safety” as car manufacturers seek to demonstrate that their models satisfy the various NCAPs’ highest ratings.
National NCAPs will continue to add specific ADAS applications to their evaluation items over the next several years, led by the Euro NCAP. In the EU, pre-market approval is required for all vehicles sold, and many manufacturers choose to satisfy a set of technical criteria determined by the Euro NCAP. The Australian, Japanese, and Korean NCAPs’ have fully harmonized their policies with the Euro NCAP. In the United States, ADAS regulation continues to make large strides. For example, the INVEST in America Act, which was passed in late 2021, requires the U.S. Department of Transportation to issue requirements and standards regarding vehicle safety technologies. On the AV front, our RSS driving policy provides a cornerstone for global standardization efforts of the safety of assisted and automated driving, in particular IEEE 2846, a working group of approximately 30 organizations in the industry that we lead.
At the federal level in the United States, the safety of motor vehicles is regulated by the U.S. Department of Transportation through two federal Agencies — the National Highway Traffic Safety Administration (the “NHTSA”), which regulates all motor vehicles, and the Federal Motor Carrier Safety Administration (the “FMCSA”), which regulates commercial motor vehicles. NHTSA establishes the Federal Motor Vehicle Safety Standards (the “FMVSS”) for motor vehicles and motor vehicle equipment and oversees the actions that manufacturers of motor vehicles and motor vehicle equipment are required to take regarding the reporting of information related to defects or injuries related to their products and the recall and repair of vehicles and equipment that contain safety defects or fail to comply with the FMVSS. FMCSA regulates the safety of commercial motor carriers operating in interstate commerce, the qualifications and safety of commercial motor vehicle drivers, and the safe operation of commercial trucks.
While there are currently no mandatory federal U.S. regulations expressly pertaining to the safety of autonomous driving systems, the U.S. Department of Transportation has established recommended voluntary guidelines, and the NHTSA or the FMCSA, as applicable, have authority to take enforcement action should an automated driving system pose an unreasonable risk to safety or inhibit the safe operation of a motor vehicle. Certain U.S. states have legal restrictions on autonomous driving vehicles, and many other states are considering them. This patchwork increases the legal complexity of deploying our solutions.
In Europe, certain vehicle safety regulations apply to self-driving braking and steering systems, and certain treaties also restrict the legality of certain higher levels of autonomous driving vehicles. In jurisdictions that follow the regulations of the United Nations Economic Commission for Europe, some regulations restrict the design of advanced driver-assistance or self-driving features, which can compromise or prevent their use entirely. Other applicable laws, both current and proposed, may hinder the path and timeline to introducing self-driving vehicles for sale and use in the markets where they apply. Other markets, including China, continue to consider self-driving regulation. Any implemented regulations may differ materially from those in the United States and Europe, which may further increase the legal complexity of self-driving vehicles and limit or prevent certain features. Autonomous driving laws and regulations are expected to continue to evolve in numerous jurisdictions in the United States and foreign countries and may create restrictions on autonomous driving features that we develop.
In order for us to operate in international markets outside the United States, we must comply with relevant legal regulations regarding autonomous vehicles as well as technology export control, data security, cybersecurity and other related regulations that apply to global technology companies. We have developed robust compliance processes and procedures related to these regulatory requirements and believe that we are in compliance with such requirements. We do not believe there are any regulatory restrictions that would materially restrict our ability to operate in our key markets of the United States, Israel, China or Europe. We are in regular dialogue with the relevant regulatory policy bodies globally and will continue to comply with these regulations or any updates thereof.
Data Privacy
Privacy is fundamental to Mobileye. We collect, process, transmit, and store personal information in connection with the operation of our business and are subject to a variety of local, state, national and international laws, directives and regulations that apply to the collection, use, retention, protection, security, disclosure, transfer and other processing of personal data in the different jurisdictions in which we operate. Data collected by the camera of our solutions during the development cycle of a project may include personal information such as license plate numbers of other vehicles, facial features of pedestrians, appearance of individuals, GPS data, and geolocation data in order to train the data analytics and AI technology equipped in our solutions for the purpose of identifying different objects and predicting potential issues that may arise during the operation of a motor vehicle. Our data-collection processes implement strict methodologies to comply with data protection and privacy laws, including the European General Data Protection Regulation and the California Consumer Privacy Act of 2018 (the “CCPA”).

We leverage systems and applications that are spread over the countries in which we do business, requiring us to regularly move data across national borders. As a result, we are subject to a variety of laws and regulations in the United States, China, the European Union, and other foreign jurisdictions as well as contractual obligations, regarding data privacy, protection, and security.
The scope and interpretation of the laws and regulations that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. We are subject to the E.U. General Data Protection Regulation (the “GDPR”), which became effective in May 2018. EU member states have enacted certain implementing legislation that adds to and/or further interprets the GDPR requirements. The GDPR, together with national legislation, regulations and guidelines of the EU member states and the United Kingdom governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer, and otherwise process personal data with respect to EU and UK data subjects. In particular, the GDPR includes obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates, the transfer of personal data out of the EEA or the United Kingdom, security breach notifications and the security and confidentiality of personal data. Other countries have enacted or are considering enacting similar cross-border data transfer rules or data localization requirements.
Additionally, on June 28, 2018, California enacted the CCPA, which came into effect on January 1, 2020. The CCPA creates individual privacy rights for California residents and increases the privacy and security obligations of entities handling personal data of California consumers and meeting certain thresholds. In addition, many similar laws have been proposed at the federal level and in other states. State laws are changing rapidly and there is discussion in Congress of a new federal data protection and privacy law to which we would become subject if it is enacted.
In China, the PRC Cyber Security Law became effective on June 1, 2017. The Cyber Security Law reaffirms the basic principles and requirements specified in other existing laws and regulations on personal information protection, such as the requirements on the collection, use, processing, storage, and disclosure of personal information. Specifically, it requires that network operators take technical measures and other necessary measures in accordance with applicable laws and regulations and the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of its networks, maintain the integrity, confidentiality, and availability of network data, take technical and other necessary measures to ensure the security of the personal information they have collected against unauthorized access, alteration, disclosure, or loss, and formulate contingency plans for network security incidents and remediation measures. It also requires a subset of network operators that meet certain thresholds to be critical information infrastructure operators (“CIIO”) to store personal information and important data collected and generated during its operation within the territory of China locally on servers in China.
Our Competition
The ADAS and autonomous driving industries are highly competitive. In the ADAS and consumer AV market, we face competition primarily from other external providers including Tier 1 automotive suppliers and silicon providers, and in-house solutions developed by the OEMs. Our Tier 1 customers may be developing or may in the future develop competing solutions. Tier 1 automotive supplier competitors include Bosch, Continental, and Denso. Our silicon provider competitors include Ambarella, Advanced Micro Devices, Arriver / Qualcomm, Black Sesame Technologies, Horizon Robotics, Huawei, NVIDIA, Renesas Electronics, and Texas Instruments. OEMs who have or are pursuing their own in-house solutions are also indirect competitors, with Tesla and Mercedes-Benz being examples of automakers taking that approach today, with others such as General Motors, NIO, Volvo Cars, and Xpeng Motors also pursuing in-house solutions for portions of the ADAS software stack. In the future, our indirect competitors could become direct competitors.
In the autonomous driving market, including AMaaS and consumer AV, we face competition from technology companies, internal development teams from the automakers themselves, sometimes in combination with investments in early-stage autonomous vehicle technology companies, Tier 1 automotive companies, as well as robotaxi providers. AMaaS competitors include Argo AI, Aurora, Cruise, Motional, Pony.ai, Waymo, Yandex, and Zoox in the United States and Europe and Auto X, Baidu, Deeproute.ai, Didi Chuxing, Momenta, and WeRide in China. Consumer AV competitors include Apple, Sony, and Tesla, who are developing self-driving vehicles for consumers.

Developing effective ADAS technology is technologically complex, requires the development of large validation datasets in order to train the required software algorithms effectively, requires a long-term commitment to validation and qualification with an OEM before series production can even begin, and requires significant financial resources. In addition, our tightly coupled software and hardware solutions, which are based on highly advanced, road-tested, sensing and perception technologies from decades of leadership in computer vision and powered by our mission critical software and purpose-built EyeQ® family of SoCs are extremely hard to replicate.
Moovit competes against urban mobility applications and MaaS solutions which provide transportation services and navigation data to consumers. Moovit’s free application competition includes Alphabet, Apple, Citymapper, and Transit. Moovit’s application also competes with on-demand service providers that provide multi-modal ride services and route planning through their own services including Lyft, Transloc, Trapeze, Uber, and Via.
The principal competitive factors impacting the market for our solutions include:
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completeness of our technology platform including SoCs, sensing and perception technologies, sensor fusion architecture, high-precision mapping system, and supporting software and algorithms;

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ability to design and develop ADAS and autonomous driving solutions that meet our customers’ needs;

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automotive quality standards, compliance, and performance in all areas of ADAS and autonomous driving;

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agile software validation and robust product release discipline;

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scalability, and cost efficiency of our solutions;

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engineering capabilities, the ability to innovate and continuously improve our technology;

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pricing;

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design and development support for our customers;

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manufacturing reliability and the ability to make on-time delivery of appropriate quantities of product at a consistent level of quality;

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ability to meet regulatory requirements;

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intellectual property protection; and

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brand and reputation, including the ability to market new offerings.

We believe we compete favorably with respect to these factors. In addition, as the ADAS and autonomous driving markets progress and, in some use cases, converge, we believe we will be in a favorable position to achieve meaningful business wins given our differentiated capabilities.
Distribution and Marketing
Our products are sold directly to customers throughout the world, or through distribution channels for our aftermarket products meant for vehicles that do not come pre-equipped with ADAS technology.
We actively promote our brand and technologies to increase awareness and generate demand through direct marketing as well as co-marketing programs. Our direct marketing to consumers and businesses primarily includes trade events, industry and consumer communications and press relations. We work closely with our existing customers in order to ensure that we are aware of their requirements and plans for future car models and can respond promptly and effectively.
We regularly present our technology to regulators and safety organizations to demonstrate its capabilities and reliability and to help ensure that they develop regulations and ratings that address the full range of benefits that we believe we can offer.

Research and Development
We believe our strong research and development is our principal competitive strength and has led to our position in the market. Our research and development activities are predominantly conducted in Israel. We have more than 80% of our full time-equivalent employees engaged in research and development, many of whom have been with the company for significant tenures. Our research and development efforts focus on algorithms, including visual processing, camera control, vehicle control, camera/radar fusion, autonomous driving sensing technologies, REM™ technology, driving policy and related engineering tasks as well as application software, silicon design and hardware electronics design. We believe we have a unique approach by developing ADAS and autonomous solutions simultaneously, giving us a technical and scale advantage over our competition.
Our Employees
As of the end of 2021, we had approximately 2,900 employees operating across eight countries, with 2,650 of such employees operating in Israel. None of our employees is represented by a labor union with respect to his, her or their employment. In certain countries in which we operate, we are subject to, and comply with, local labor law requirements, which may automatically make our employees subject to industry-wide collective bargaining agreements. We have not experienced any work stoppages and we consider our relations with our employees to be good.
Intellectual Property
Our ability to compete effectively depends in part on our ability to develop and maintain the proprietary aspects of our technology. Our policy is to obtain appropriate proprietary rights protection for any potentially significant new technology acquired or developed by us. We hold 234 U.S. patents, 35 European patents, 173 U.S. patent applications, 363 European and other non-U.S. patent applications, and provisional patent filings.
In addition to patent laws, we rely on copyright and trade secret laws to protect our proprietary rights. We attempt to protect our trade secrets and other proprietary information through agreements with OEMs, distributors, other customers and suppliers, proprietary information agreements with our employees and consultants, and other similar measures. Our primary trademarks are for our name and product names. We cannot be certain that we will be successful in protecting our proprietary rights. While we believe our patents, patent applications, software and other proprietary know-how have value, changing technology makes our future success dependent principally upon our ability to successfully achieve continuing innovation.
Litigation may be necessary in the future to enforce our proprietary rights, to determine the validity and scope of the proprietary rights of others, or to defend us against claims of infringement or invalidity by others. An adverse outcome in such litigation or similar proceedings could subject us to significant liabilities to third parties, require disputed rights to be licensed from others or require us to cease marketing or using certain products, any of which could have a material adverse effect on our business, financial condition, and results of operations. In addition, the cost of addressing any intellectual property litigation claim, both in legal fees and expenses, as well as from the diversion of management’s resources, regardless of whether the claim is valid, could be significant and could have a material adverse effect on our business, financial condition, and results of operations.
Property, Plant, and Equipment
We lease our principal offices at 13 Hartom Street, Jerusalem, Israel, totaling approximately 123,980 square feet, pursuant to a lease that expires in February 2024 and that may be extended, at our option, for an additional five-year term. We also lease office space in Tel Aviv and various other locations in Israel and around the world, which include on Intel’s sites. We are currently making investments and are building a new campus in Jerusalem, Israel, which is expected to be completed in 2022.
Legal Proceedings
In the ordinary course of conducting our business, we have in the past and may in the future become involved in various legal actions and other claims. We may also become involved in other judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of our businesses. Some of these matters may involve claims of substantial amounts. In addition, from time to time, third parties may assert intellectual property infringement claims against us in the form of letters and other forms of communication. These legal proceedings may be subject to many uncertainties and there can be no assurance of the outcome of any individual proceedings. We are not a party to any legal proceedings that we believe, if determined adversely to us, would have a material adverse effect on our financial position, results of operations or cash flows.

MANAGEMENT
Executive Officers and Directors
Set forth below are the names, ages and positions of our executive officers and directors as of the date hereof.
Name	Age	Position
Amnon Shashua	61	Chief Executive Officer, President, and Director
Patrick P. Gelsinger	60	Chair of the Board of Directors
Amnon Shashua is our co-founder and has been serving as our Chief Executive Officer and President since 2017 and as our director since           , 2022. He has also been serving as a Senior Vice President at Intel since 2017. Professor Shashua founded Mobileye in 1999. In addition to Mobileye, Professor Shashua has founded a number of startups in the fields of computer vision and machine learning, including CogniTens, which develops comprehensive dimensional measurement systems, which he founded in 1995 and has since been acquired, OrCam, which harnesses computer vision and AI to assist the visually and hearing impaired, which he co-founded in 2010 and serves as its Co-Chairman, and AI21 Labs, which works to use AI to understand and create natural language, which he co-founded in 2017 and serves as its Chairman. In 2019, Professor Shashua founded One Zero Digital Bank, a digital bank in Israel. In December 2021, Professor Shashua co-founded Mentee Robotics, which aims to build humanoid robots and has since been serving as its Chairman. Professor Shashua holds the Sachs Chair in Computer Science at the Hebrew University of Jerusalem, where he teaches and supervises graduate students. He has published 162 papers in the field of machine learning and computational vision and holds over 94 patents. Professor Shashua has been awarded prestigious prizes for his contributions to science and technology and is also the 2020 Dan David laureate in the field of AI awarded for his ground-breaking work in the field. In 2019, he was recognized as the Electronic Imaging Scientist of the Year by the Society for Imaging Science and Technology. Professor Shashua and his team were also finalists in the European Inventor Awards of 2019, awarded by the European Patent Office. Professor Shashua was selected to serve on our board of directors because of the perspective and experience he brings as our co-founder and Chief Executive Officer, as well as his insight and proficiency in computer vision and machine learning.
Patrick P. Gelsinger has been the chair of our board of directors since           , 2022. He has been serving as a director and the Chief Executive Officer of Intel since February 2021. Mr. Gelsinger joined Intel from VMware, Inc., a provider of cloud computing and virtualization software and services, where he served as Chief Executive Officer from September 2012 to February 2021. Mr. Gelsinger also served as a member of the board of directors of VMware, Inc. from September 2012 to April 2021. Prior to joining VMware, Mr. Gelsinger served as President and Chief Operating Officer, EMC Information Infrastructure Products at EMC Corp., a data storage, information security, and cloud computing company, from September 2009 to August 2012. Mr. Gelsinger’s career began at Intel, where he spent 30 years before joining EMC Corp. During his initial tenure at Intel, Mr. Gelsinger served in a number of roles, including Senior Vice President and Co-General Manager of the Digital Enterprise Group from 2005 to September 2009, Senior Vice President, Chief Technology Officer from 2002 to 2005, and leader of Desktop Products Group prior to that. Mr. Gelsinger was selected to serve on our board of directors because, as a seasoned industry veteran with over 40 years of experience in semiconductor, software, and cloud computing and data storage industries and in his role as Intel’s Chief Executive Officer, he brings significant senior leadership, global, industry, human capital, sales, operating, business development and M&A, and public company board experience to our board of directors. Furthermore, Mr. Gelsinger has gained extensive operating and manufacturing, sales, emerging technologies, M&A, and information security experience from serving in a variety of senior management roles, including Chief Executive Officer and Chief Operating Officer, at leading multinational software, information security and computing companies. Mr. Gelsinger also brings human capital and technical experience from his various senior leadership roles.
Board of Directors
In connection with and upon the completion of this offering, we will amend and restate our certificate of incorporation and bylaws. Our amended and restated certificate of incorporation will provide that the number of directors on our board of directors shall be established from time to time by our board. Immediately after this offering, our board of directors will be composed of                 members. As set forth above, such members will be Mr. Gelsinger, Professor Shashua,                 and                 . Mr. Gelsinger will serve as the chair of our board of directors. Each director will continue to serve until the election and qualification of his, her or their successor, or until the earliest of his, her or their death, resignation, or removal.
Controlled Company Exemption
We will be a “controlled company” within the meaning of the corporate governance standards of           . As a result, we qualify for exemptions from, and have elected not to comply with, certain corporate governance requirements under the rules, including the requirements that within one year of the completion of this offering we have a board that is composed of a majority of “independent directors,” as defined under the rules, and a compensation committee and a nominating and corporate governance committee that are composed entirely of independent directors. Even though we are a controlled company, we are required to comply with the rules of the SEC and           relating to the membership, qualifications, and operations of the audit committee, as discussed below.
The rules of                 define a “controlled company” as a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. Upon the completion of this offering, Intel will beneficially own all of the outstanding shares of our Class B common stock, representing approximately    % of the voting power of our common stock (or approximately    % if the underwriters exercise their option to purchase additional shares of our Class A common stock in full). Through its control of shares of common stock representing a majority of the votes entitled to be cast in the election of directors, Intel will have the ability to control the vote to elect all of our directors. Accordingly, we will qualify as a “controlled company” under the listing requirements of           and will be able to rely on the exemptions described above. If we cease to be a controlled company and our Class A common stock continues to be listed on           , we will no longer be able to rely on such exemptions by the date our status as a controlled company changes or within specified transition periods applicable to certain provisions, as the case may be. For example, we will have one year from the date of our status change to comply with the requirement that our board of directors must be comprised of a majority of independent directors.
Director Independence
Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his, her or their background, employment and affiliations, our board of directors has determined that each of           does not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of           . In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director and the transactions described in the section titled “Certain Relationships and Related Party Transactions.”
Committees of the Board of Directors
Upon the completion of this offering, we will establish the following committees of our board of directors.
Audit Committee
The written charter for our audit committee will be available on our website. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus. The audit committee, among other things, will:

•
review the audit plans and findings of our independent registered public accounting firm and our internal audit and risk review staff, as well as the results of regulatory examinations, and track management’s corrective action plans where necessary;

•
review our combined financial statements, including any significant financial items and/or changes in accounting policies, with our senior management and independent registered public accounting firm;

•
review our financial risk and control procedures, compliance programs and significant tax, legal and regulatory matters;

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have the sole discretion to appoint annually our independent registered public accounting firm, evaluate its independence and performance and set clear hiring policies for employees or former employees of the independent registered public accounting firm; and

•
review and approve in advance any proposed related person transactions.

Upon the completion of this offering, the members of our audit committee will be      ,           and      .      will serve as the chair of our audit committee. Rule 10A-3 of the Exchange Act and the corporate governance standards of                 require that our audit committee have at least one independent member upon the listing of our Class A common stock, have a majority of independent members within 90 days of the date of this prospectus and be composed entirely of independent members within one year of the date of this prospectus. Our board of directors has determined that           meet the definition of “independent director” for purposes of serving on our audit committee under Rule 10A-3 of the Exchange Act and the corporate governance standards of           .  Our board of directors has determined that each director appointed to our audit committee is financially literate. Our board of directors has determined that           is an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K.
Compensation Committee
The written charter for our compensation committee will be available on our website. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus. The compensation committee, among other things, will:
•
review and approve, or recommend that our board of directors approve, the compensation of our executive officers;

•
review and recommend to our board of directors the compensation of our directors;

•
administer our equity incentive plan;

•
review and approve, or make recommendations to our board of directors with respect to, incentive compensation and equity plans; and

•
review our overall compensation philosophy.

Upon the completion of this offering, the members of our compensation committee will be      ,      and      .      will serve as the chair of our compensation committee.
Nominating and Corporate Governance Committee
The written charter for our nominating and corporate governance committee will be available on our website. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus. The nominating and corporate governance committee, among other things, will:
•
identify, evaluate, and recommend to our board of directors to select as nominees individuals qualified to become new directors, consistent with criteria approved by our board of directors;

•
review the qualifications of incumbent directors to determine whether to recommend them for reelection at our next annual meeting of the stockholders;

•
identify, evaluate, and recommend to our board of directors to appoint those directors that are qualified to serve on any committee of our board of directors;

•
review and recommend to our board of directors corporate governance principles applicable to us; and

•
oversee the evaluation of our board of directors.

Upon the completion of this offering, the members of our nominating and corporate governance committee will be      ,      and      .      will serve as the chair of our nominating and corporate governance committee.
Compensation Committee Interlocks and Insider Participation
None of our executive officers, employees or persons having a relationship requiring disclosure under Item 404 of Regulation S-K has served as a member of our compensation committee. None of our executive officers has served on the board of directors of another entity that has one or more executive officers serving on our board of directors.
Code of Business Conduct and Ethics
Upon the completion of this offering, we will adopt a Code of Business Conduct and Ethics that applies to all employees and each of our directors and officers, including our principal executive officer and principal financial officer. The purpose of the Code of Business Conduct and Ethics will be to promote, among other things, honest and ethical conduct, full, fair, accurate, timely, and understandable disclosure in public communications and reports and documents that we file with, or submit to, the SEC, compliance with applicable governmental laws, rules and regulations, accountability for adherence to the code and the reporting of violations thereof. The Code of Business Conduct and Ethics will be available on our website. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus.

EXECUTIVE COMPENSATION
At the time of the confidential submission of the registration statement of which this prospectus forms a part, we have not determined who will be our named executive officers or our directors following this offering other than Professor Shashua and Mr. Gelsinger. We are currently in process of determining the remainder of our named executive officers and directors. We are also in the process of determining the composition of the compensation committee of our board of directors and the philosophy and design of our compensation plans and programs.
We will identify our other named executive officers and directors and include the relevant disclosures relating to their future compensation, including the employment of our named executive officers, arrangements of our named executive officers and descriptions of our equity incentive plan and awards to be granted thereunder in subsequent filings or amendments to the registration statement of which this prospectus forms a part, and prior to the completion of this offering.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In addition to the director, director nominee and executive officer compensation arrangements discussed above in the section entitled “Executive Compensation,” this section describes transactions, or series of related transactions, during our last three fiscal years or as currently proposed, to which we were a party or will be a party, in which:
•
the amount involved exceeded or will exceed $120,000; and

•
any of our directors, director nominees, executive officers, or beneficial owners of more than 5% of any class of our capital stock, or any members of the immediate family of and any entity affiliated with any such person, had or will have a direct or indirect material interest.

Historical Related Party Transactions
Prior to this offering, we have operated as part of Intel’s broader corporate organization rather than as a stand-alone public company. Intel has performed or supported various corporate services for us, and we have engaged in various transactions with Intel. The previous arrangements we had with Intel and/or other related persons are described below.
Equity Conversion Arrangements for Purposes of Funding Acquisitions
For purposes of its acquisition of Mobileye, Intel entered into a loan agreement in 2017 to make available to us up to an aggregate principal amount of $20 billion (the “2017 Loan”). The principal amount of the 2017 Loan was denominated in U.S. dollars and the interest rate was based on the short term quarterly Applicable Federal Rate published by the Internal Revenue Service.
In 2019, the outstanding principal balance of $15.3 billion on the 2017 Loan was converted to equity as a contribution by Intel to us, thereby canceling the principal. In 2020, $679 million of accrued interest was converted to equity as a contribution by Intel to us.
There was no outstanding principal or interest balance as of December 25, 2021 and December 26, 2020. Interest expense recognized by us totaled $0 million, $1 million, and $257 million for the years ended December 25, 2021, December 26, 2020, and December 28, 2019, respectively.
Loan Arrangements
We entered into a series of bilateral lending/borrowing arrangements with Intel. The purposes of the facilities are to enable bilateral cash movements between the parties. The arrangements are denominated in U.S dollars. Interest rates unless otherwise specified are based on three-month LIBOR rate.
In 2017, we and Intel entered into a bilateral lending/borrowing arrangement (“Arrangement 1”) to make available to either party up to an aggregate principal amount of $1.5 billion. Arrangement 1 has a mechanism of automatic renewal for additional periods of one year each. In 2021, Arrangement 1 was amended to increase the capacity from $1.5 billion to $1.8 billion, and the maturity date was extended to December 2022.
In 2017, we and Intel entered into a bilateral lending/borrowing arrangement (“Arrangement 2”) to make cash available to either party up to an aggregate principal amount of $750 million. Arrangement 2 matures September 2022 with a mechanism of automatic renewal of Arrangement 1 for additional periods of one year each.
In 2021, we and Intel entered into a bilateral lending/borrowing arrangement (“Arrangement 3”) to make cash available to either party up to an aggregate principal amount of $100 million. Arrangement 3 has a maturity date of July 2022 with the option to extend Arrangement 3 for an additional period of one year. The interest rate is based on an applicable margin of 0.0% with an option for Intel to elect to increase or decrease the applicable margin on or after the first day of the 2022 fiscal year. If Intel elects to increase the applicable margin, the spread adjustment would be reflective of the difference between three-month LIBOR and the term Secured Overnight Financing Rate (“SOFR”).

The total outstanding balance of the aforementioned loan arrangements is approximately $1.3 billion which is reflected in current assets as a loan due from related party as of December 25, 2021 and December 26, 2020 based on the maturity date as of each balance sheet period. Interest income recognized by us totaled $3 million, $6 million, and $22 million for the years ended December 25, 2021, December 26, 2020, and December 28, 2019, respectively.
Stock Compensation Recharge Agreement
We entered into a stock compensation recharge agreement with Intel, which requires us to reimburse Intel for certain amounts relating to the value of share-based compensation provided to our employees for RSUs or stock options exercisable in Intel stock. The reimbursement amounts were $162 million, $78 million and $75 million for 2021, 2020 and 2019, respectively. The reimbursement amount for 2021 was not yet paid as of the end of 2021.
Hedging Services
We entered into a hedging services agreement with Intel, according to which, we are entitled to a certain allocation of the gains and losses arising from the execution of the hedging contracts. The cost associated with these services were immaterial.
Development Services and Lease
We have historically relied on Intel to provide certain development services, including research, technical work on technology, products and solutions, construction and ancillary administrative services and use of space in Intel’s building in Israel. The Company paid for these services on a quarterly basis. These costs are included as part of our combined statements of operations and comprehensive income (loss) primarily on a specific and direct attribution basis, as described in Note 2 of our combined financial statements included elsewhere in this prospectus.
Travel Related Expenses
We have reimbursed our Chief Executive Officer for reasonable travel related expenses incurred while conducting business on behalf of our company. For 2021, 2020 and 2019, travel related reimbursements were $1.1 million, $0.5 million and $1.2 million, respectively.
Transactions to be Entered into in Connection with this Offering
Dividend Note
In connection with the Reorganization, we will distribute to Intel the Dividend Note, in the aggregate principal amount of $      . The Dividend Note is scheduled to mature on           and will accrue interest at a rate equal to    % per annum.
Asset Purchase Agreement
In connection with this offering, we intend to enter into an Asset Purchase Agreement with Intel, pursuant to which Intel will transfer certain assets relating to the Mobileye business from Intel to us.
Intercompany Agreements
Prior to the completion of this offering, we intend to enter into the following Intercompany Agreements with Intel that will provide a framework for our ongoing relationship with Intel.
Administrative Services Agreement
In connection with this offering, we intend to enter into an Administrative Services Agreement with Intel, whereby Intel will continue to provide certain administrative and operational services to us, including information technology service, use of certain equipment and facilities, and other corporate services.

Intellectual Property Agreement
In connection with this offering, we intend to enter into an Intellectual Property Agreement with Intel, whereby Intel will license certain intellectual property to us.
Master Technology Services Agreement
In connection with this offering, we intend to enter into a Master Technology Services Agreement with Intel, whereby Intel will supply certain technologies to us.
Procurement Agreement
In connection with this offering, we intend to enter into a Procurement Agreement with Intel, whereby Intel will supply certain technologies to us and we will supply certain technologies to Intel.
Tax Sharing Agreement
In connection with this offering, we intend to enter into a Tax Sharing Agreement with Intel. The Tax Sharing Agreement will govern Intel’s and our respective rights, responsibilities and obligations with respect to all tax matters (including tax liabilities, tax attributes, tax returns and tax audits).
Policies and Procedures for Related Person Transactions
Prior to the completion of this offering, our board of directors will adopt a written statement of policy regarding transactions with related persons (the “Related Person Policy”). The Related Person Policy requires that a “related person” (as defined in Item 404(a) of Regulation S-K) must disclose to our General Counsel any “related person transaction” (defined as any transaction that is anticipated to be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. Our General Counsel will then communicate that information to our audit committee or the chair thereof. No related person transaction will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors. In reviewing any such proposal, our board of directors or such committee is to consider the relevant facts of the transaction, including the risks, costs, and benefits to us and whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.
Indemnification of Directors and Officers
Our amended and restated bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL. In addition, our amended and restated certificate of incorporation will provide that our directors will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL. In addition, we expect to enter into an indemnification agreement with each of our directors and executive officers in connection with this offering, which requires us to indemnify them. For more information regarding these agreements, see “Description of Capital Stock — Limitations on Liability and Indemnification of Directors and Officers.”

PRINCIPAL STOCKHOLDERS
The following table sets forth information with respect to the beneficial ownership of our common stock immediately prior to and following the completion of this offering by:
•
each person, or group of affiliated persons, known by us to beneficially own more than 5% of the outstanding shares of any class of our common stock;

•
each of our directors, director nominees and named executive officers individually; and

•
all of our directors, director nominees and executive officers as a group.

The number of shares of common stock outstanding before this offering and the corresponding percentage of beneficial ownership are based on     shares of our Class A common stock and     shares of our Class B common stock outstanding as of     , 2022. The number of shares of common stock outstanding after this offering and the corresponding percentage of beneficial ownership are based on the number of shares of common stock issued and outstanding as of     , 2022 after giving effect to the offering, assuming no exercise of the underwriters’ option to purchase additional shares.
The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to equity awards or other rights held by such person that are currently exercisable or will become exercisable within 60 days after           , 2022 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. The information provided in the table and related footnotes below do not give effect to any potential participation by the stockholders named therein, including any of our directors or executive officers, in the reserve share program with respect to this offering. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.
	Shares of Common Stock Beneficially Owned Before this Offering					Shares of Common Stock Beneficially Owned After this Offering
	Class A		Class B		% of Total Voting Power Pre-Offering	Class A		Class B		% of Total Voting Power Post-Offering
Name of Beneficial Owner	Shares	% of Class	Shares	% of Class		Shares	% of Class	Shares	% of Class
5% Stockholders
Intel Corporation(1)		%		%			%			%
Named Executive Officers, Directors and Director Nominees(2)
Amnon Shashua		%		%			%			%
Patrick P. Gelsinger		%		%			%			%
All executive officers, directors, and director nominees as a group ( persons)		%		%			%			%

(1)
Includes           shares of our Class B common stock held directly by Intel Overseas Funding Corporation. Intel Corporation has dispositive voting and investment power over and therefore beneficial ownership of the shares held by Intel Overseas Funding Corporation. The principal business address of each of Intel Corporation and Intel Overseas Funding Corporation is 2200 Mission College Blvd. Santa Clara, CA 95052.

(2)
Unless otherwise indicated, the principal business address of each person is c/o Mobileye Holdings Inc., Har Hotzvim, 13 Hartom Street P.O. Box 45157 Jerusalem 9777513, Israel.

DESCRIPTION OF CAPITAL STOCK
The description below of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is part, and by the applicable provisions of Delaware law.
General
Upon completion of this offering, our authorized capital stock will consist of        shares of capital stock, par value $0.01 per share, of which:
•
shares are designated as Class A common stock;

•
shares are designated as Class B common stock; and

•
shares are designated as preferred stock.

After the completion of this offering, we will be a “controlled company” within the meaning of the corporate governance standards of                 . See “Management — Controlled Company Exemption.” Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.
Under our amended and restated certificate of incorporation, we will be authorized to issue up to        shares of common stock, including        shares of our Class A common stock and        shares of our Class B common stock.
Common Stock
We have two classes of authorized common stock: Class A common stock and Class B common stock. The rights of the holders of our Class A common stock and Class B common stock will be identical, except with respect to voting, transfer, and conversion rights.
Voting Rights
Holders of our Class A common stock will be entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of our Class B common stock will be entitled to ten votes for each share held of record on all matters submitted to a vote of stockholders. The holders of our Class A common stock and the holders of our Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our amended and restated certificate of incorporation. Delaware law could require either holders of our Class A common stock or holders of our Class B common stock to vote separately in the following circumstances:
•
if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and

•
if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Our amended and restated articles of incorporation that will become effective immediately prior to the completion of this offering will provide that stockholders are not entitled to cumulative voting for the election of directors. As a result, the holders of a majority of our voting shares can elect all of the directors then standing for election.
Immediately following the completion of this offering, investors purchasing shares of our Class A common stock in this offering will hold approximately      % of the voting power of our outstanding common stock (or approximately      % if the underwriters exercise their option to purchase additional shares of our Class A common stock in full). Intel, which will beneficially own all of the outstanding shares of our Class B common stock, will beneficially own approximately      % of the voting power our common stock (or approximately      % if the underwriters exercise their option to purchase additional shares of our Class A common stock in full) and, as a result, will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of significant corporate transactions.
Conversion
Each share of our Class B common stock will be convertible into one share of Class A common stock at the option of the holder, provided that if our Class B common stock is distributed to security holders of Intel Corporation in a transaction (including any distribution in exchange for shares of Intel’s or its successor-in-interest’s common stock or other securities) intended to qualify as a distribution under Section 355 of the Code, or any corresponding provision of any successor statute, shares of our Class B common stock will no longer be convertible into shares of Class A common stock. Prior to any such distribution, all shares of Class B common stock will automatically be converted into shares of Class A common stock upon the transfer of such shares of Class B common stock by Intel other than to any of Intel’s successors. If such a distribution has not occurred, each share of Class B common stock will also automatically convert at such time as the number of shares of Class B common stock owned by Intel or its successor-in-interest falls below 20% of the outstanding shares of our common stock. Following any such distribution, we may submit to our stockholders a proposal to convert all outstanding shares of our Class B common stock into shares of our Class A common stock, provided that we have received a favorable private letter ruling from the Internal Revenue Service satisfactory to Intel to the effect that the conversion will not affect the intended tax treatment of the distribution. In a meeting of our stockholders called for this purpose, the holders of our Class A common stock and our Class B common stock will be entitled to one vote per share and, subject to applicable law, will vote together as a single class and neither class of common stock will be entitled to a separate class vote. All conversions will be effected on a share-for-share basis.
Dividends
Holders of our common stock will be entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. See “Dividend Policy.”
Liquidation, Dissolution and Winding Up
Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our common stock will be entitled to receive pro rata our remaining assets available for distribution.
Rights and Preferences
Except for the conversion provisions with respect to our Class B common stock described above, holders of our common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The common stock will not be subject to further calls or assessment by us. All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The rights, preferences, and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may issue in the future.
Preferred Stock
Under our amended and restated certificate of incorporation, we will be authorized to issue up to           shares of preferred stock. The preferred stock may be issued in one or more series, and our board of directors is expressly authorized to (1) fix the descriptions, powers, preferences, rights, qualifications, limitations, and restrictions with respect to any series of preferred stock and (2) specify the number of shares of any series of preferred stock. Any issuance of our preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders would receive dividend payments and payments on liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring, or preventing a change of control or other corporate action. On the completion of this offering, no shares of preferred stock will be outstanding. We presently have no plan to issue any shares of preferred stock.
Anti-Takeover Provisions
Section 203 of the DGCL
Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:
•
before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2∕3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:
•
any merger or consolidation involving the corporation and the interested stockholder;

•
any sale, transfer, pledge, or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•
subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•
any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•
the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.
A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its amended and restated certificate of incorporation or amended and restated bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. Under our amended and restated certificate of incorporation, we will explicitly opt out of these provisions for so long as Intel owns at least 15% of the combined voting power of our common stock. If Intel owns less than 15% of the combined voting power of our common stock, we will be subject to Section 203 of the DGCL and, as a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Certificate of Incorporation and Bylaws
The below are provisions that will be included in our amended and restated certificate of incorporation and our amended and restated bylaws that could deter hostile takeovers or delay or prevent changes in control of our management team.
Dual class stock
As described above in “— Common Stock — Voting Rights,” our amended and restated certificate of incorporation will provide for a dual class common stock structure, which will provide Intel with the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of significant corporate transactions.
Board of director vacancies
Our amended and restated certificate of incorporation and amended and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.
Stockholder action and special meetings of the stockholders
Our amended and restated certificate of incorporation will provide that, for so long as Intel holds a majority of the combined voting power of our common stock, any action required or permitted to be taken by our stockholders at a duly called annual or special meeting of our stockholders may be effected by consent in writing by the holders of our outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. If Intel holds less than a majority of the combined voting power of our common stock, any action required or permitted to be taken by our stockholders will have to be effected at a duly called annual or special meeting of our stockholders and may not be effected by any consent in writing by our stockholders. Our amended and restated certificate of incorporation will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairperson of our board of directors, or our chief executive officer, thus prohibiting stockholders from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.
Advance notice requirements for stockholder proposals and director nominations
Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
Choice of forum
Our amended and restated bylaws, to the fullest extent permitted by law, will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of us, (2) any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any of our current or former directors, officers, stockholders, employees or agents to us or our stockholders, (3) any action asserting a claim against us or any of our current or former directors, officers, stockholders, employees or agents arising out of or relating to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, or (4) any action asserting a claim against us or any of our current or former directors, officers, stockholders, employees or agents governed by the internal affairs doctrine of the State of Delaware. As described below, this provision will not apply to suits brought to enforce any duty or liability created by the Securities Act or Exchange Act, or rules and regulations thereunder. Our amended and restated bylaws will provide that the federal district courts of the U.S. will, to the fullest extent permitted by law, be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Our amended and restated bylaws will provide that neither the exclusive forum provision nor our federal forum provision applies to suits brought to enforce any duty or liability created by the Exchange Act.
Our amended and restated bylaws will also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to the foregoing provision; provided, however, that stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. We recognize that the forum selection clause in our amended and restated bylaws may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the forum selection clause in our amended and restated bylaws may limit our stockholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers, employees, or agents, which may discourage such lawsuits against us and our directors, officers, employees, and agents even though an action, if successful, might benefit our stockholders. The Court of Chancery of the State of Delaware may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.
For more information on the risks associated with our choice of forum provision, see “Risk Factors — Risks Related to the Offering and Our Class A Common Stock — Our amended and restated bylaws will contain exclusive forum provisions for certain claims, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.”
Limitations on Liability and Indemnification of Directors and Officers
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of such provision is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior.
However, exculpation does not apply to any director if the director has breached the duty of loyalty to the corporation and its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends, or redemptions or derived an improper benefit from his, her or their actions as a director.
Our amended and restated bylaws will provide that we must generally indemnify, and advance expenses to, our directors and officers appointed by our board of directors to the fullest extent authorized by the DGCL. We also will be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers, employees, and agents for some liabilities. We believe that these limitations of liability, indemnification, and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability, indemnification, and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment in us may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any of our directors, officers, employees, or agents for which indemnification is sought.
Prior to the completion of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers pursuant to which we will agree to indemnify them to the fullest extent permitted by Delaware law.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Listing
We intend to apply to list our Class A common stock on        under the symbol “       ”.
Transfer Agent and Registrar
Upon completion of this offering, the transfer agent and registrar for our common stock will be        . The transfer agent and registrar’s address is                 .

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our Class A common stock, and we cannot predict the effect, if any, that sales of shares or availability of any shares for sale will have on the market price of our Class A common stock prevailing from time to time. Sales of substantial amounts of our Class A common stock (including shares of Class A common stock issued on the exercise of options, warrants or convertible securities, if any) or the perception that such sales could occur, could adversely affect the market price of our Class A common stock and our ability to raise additional capital through a future sale of securities.
Upon the completion of this offering, we will have       shares of our Class A common stock issued and outstanding (or       shares if the underwriters exercise their option to purchase additional shares of our Class A common stock in full) and       shares of our Class B common stock issued and outstanding. All of the shares of our Class A common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless such shares are purchased by “affiliates” as that term is defined in Rule 144. Upon the completion of this offering, all of our outstanding Class B common stock will be beneficially owned by Intel. Any shares of our Class A common stock not sold in this offering and all shares of our Class B common stock will be “restricted securities” as that phrase is defined in Rule 144. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market if they qualify for an exemption from registration under Rule 144, Rule 701, or any other applicable exemption under the Securities Act.
Lock-Up Agreements
See “Underwriting” for a description of the lock-up agreements applicable to our shares.
Rule 144
In general, under Rule 144 of the Securities Act, persons who became the beneficial owner of shares of our common stock prior to the completion of this offering may not sell their shares until the earlier of (1) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act and have filed all required reports for at least 90 days prior to the date of the sale, or (2) a one-year holding period.
At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale is entitled to sell an unlimited number of shares of our common stock provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale is entitled to sell within any three-month period only a number of shares of common stock that does not exceed the greater of either of the following:
•
one percent of the number of shares of our Class A common stock then outstanding, which will equal approximately       shares immediately after this offering; or

•
the average weekly trading volume of our Class A common stock on       during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.
In addition, sales under Rule 144 by affiliates or persons who have been affiliates within the previous 90 days are also subject to manner of sale provisions and notice requirements. Upon completion of the lock-up period, subject to any extension of the lock-up period under circumstances described above, approximately       shares of our outstanding restricted securities will be eligible for sale under Rule 144 subject to limitations on sales by affiliates.
Rule 701
In general, under Rule 701, any of our employees, directors, officers, consultants, or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of our initial public offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate, the sale may be made under Rule 144 without compliance with that rule’s holding period or current public information requirement. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with that rule’s one-year minimum holding period, but subject to the other Rule 144 requirements. The SEC has indicated that Rule 701 may apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.
Registration Statements on Form S-8
We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of our common stock subject to outstanding stock options and the shares of stock subject to issuance under our equity incentive plan. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover       shares.
Registration Rights
In connection with this offering, we will enter into an agreement that will provide that Intel will be entitled to various rights with respect to the registration of the offer and sale of our securities that it holds under the Securities Act, subject to the lock-up agreements described above. If the offer and sale of these shares is registered, these shares will become freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates.

U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of shares of our Class A common stock by non-U.S. holders (as defined below) who acquire such shares in this offering and hold our Class A common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This summary is based on current provisions of the Code, U.S. Treasury regulations promulgated thereunder, and administrative rulings and interpretations and court decisions in effect as of the date hereof, all of which are subject to change or differing interpretation at any time, possibly with retroactive effect. This summary does not address all aspects of U.S. federal income taxation that may be important to a non-U.S. holder in light of that holder’s particular circumstances or that may be applicable to holders subject to special treatment under U.S. federal income tax law (including, for example, banks and other financial institutions, dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, retirement plans, mutual funds, tax-exempt entities, holders who acquired shares of our Class A common stock pursuant to the exercise of employee stock options or otherwise as compensation, entities or arrangements treated as partnerships for U.S. federal income tax purposes, controlled foreign corporations, passive foreign investment companies, holders liable for the alternative minimum tax, certain expatriates and former citizens or former long-term residents of the United States, holders who have a “functional currency” other than the U.S. dollar, and holders who hold shares of our Class A common stock as part of a hedge, straddle, constructive sale or conversion transaction). In addition, this discussion does not address U.S. federal tax laws other than those pertaining to the U.S. federal income tax, nor does it address any aspects of the unearned income Medicare contribution tax or U.S. state, local or non-U.S. taxes. Accordingly, prospective investors should consult with their own tax advisors regarding the U.S. federal, state, local, non-U.S. income and other tax considerations (including any U.S. federal estate or gift tax considerations) of owning and disposing of shares of our Class A common stock.
For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our Class A common stock that is not any of the following:
•
a citizen or individual resident of the United States;

•
a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•
an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal tax purposes holds shares of our Class A common stock, the tax treatment of a person treated as a partner generally will depend on the status of the partner and the activities of the partnership. Partnerships holding shares of our Class A common stock and partners in such partnerships should consult their tax advisors.
Prospective holders of our Class A common stock should consult with their tax advisors regarding the tax consequences to them (including the application and effect of any state, local, non-U.S. income and other tax laws) of the ownership and disposition of shares of our Class A common stock.
Distributions on Our Class A Common Stock
In general, subject to the discussion below under “— Foreign Account Tax Compliance Act,” any distributions we make to a non-U.S. holder with respect to its shares of our Class A common stock that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount (or a reduced rate prescribed by an applicable income tax treaty), unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment of the non-U.S. holder within the U.S.). A distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated as first reducing the adjusted basis in the non-U.S. holder’s shares of our Class A common stock and, to the extent such distribution exceeds the adjusted basis in the non-U.S. holder’s shares of our Class A common stock, as gain from the sale or exchange of such shares.
Dividends effectively connected with a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment) of a non-U.S. holder generally will not be subject to U.S. withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the U.S. A non-U.S. holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on such effectively connected dividends, subject to certain adjustments.
Gain on Sale or Other Disposition of Our Class A Common Stock
In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain recognized upon the sale or other disposition of our Class A common stock unless:
•
the gain is “effectively connected” with a trade or business carried on by the non-U.S. holder within the United States and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder;

•
the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied; or

•
we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of the disposition and the non-U.S. holder’s holding period and certain other conditions are satisfied.

Gain that is effectively connected with the conduct of a trade or business in the United States generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates. If the non-U.S. holder is a foreign corporation, the branch profits tax described above also may apply to such effectively connected gain. An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the year of sale or other disposition of our Class A common stock will be subject to a flat 30% tax on the gain derived from such sale or other disposition, which may be offset by U.S. source capital losses.
Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). Although there can be no assurances in this regard, we believe that we are not currently, and do not anticipate becoming, a U.S. real property holding corporation.
Foreign Account Tax Compliance Act
Provisions commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”) impose withholding (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30% on payments of dividends (including constructive dividends) on shares of our Class A common stock to certain foreign financial institutions (which is broadly defined for this purpose and in general includes investment vehicles) and certain non-financial foreign entities unless (1) in the case of a foreign financial institution, such institution enters into, and complies with, an agreement with the U.S. government to withhold on certain payments, and to collect and provide, on an annual basis, to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners), (2) in the case of a non-financial foreign entity, such entity certifies to the withholding agent that it does not have any substantial U.S. owners or provides the withholding agent with a certification identifying the direct and indirect substantial U.S. owners of the entity, (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules or, if required under an intergovernmental agreement between the United States and an applicable foreign country, reports the information described in clause (1) to its local tax authority, which will exchange such information with the U.S. authorities. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution will generally be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations, may modify these requirements. Accordingly, the entity through which shares of our Class A common stock are held will affect the determination of whether such withholding is required. Prospective investors should consult their tax advisors regarding the possible implications of FATCA on their investment in our Class A common stock.

UNDERWRITING
We and the underwriters named below will enter into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares of our Class A common stock indicated in the following table. Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC are acting as the representatives of the underwriters.
Underwriters	Number of Class A Common Shares
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
Total
The underwriters will be committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
The underwriters will have an option to purchase up to an additional                 shares of our Class A common stock from us. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                 additional shares.
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
We, all of our directors, executive officers, and holders of our common stock and securities exercisable for or convertible into shares of our common stock outstanding immediately prior to the completion of this offering have agreed, or will agree, with the underwriters that, until the 180th day after the date of this prospectus, subject to certain exceptions, we and they will not, without the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, (1) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock, (2) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by such holder or someone other than such holder), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of our common stock or other securities, in cash or otherwise, or (3) otherwise publicly announce any intention to engage in or cause any action or activity described in clauses (1) or (2) above. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC may, in their discretion, release any of the securities subject to these lockup agreements at any time, subject to applicable notice requirements.
Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of our Class A common stock, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.
We intend to apply to have our Class A common stock approved for listing on the         under the symbol “           ”.
In connection with this offering, the underwriters may purchase and sell shares of our Class A common stock in the open market. These transactions may include short sales, stabilizing transactions, and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the number of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the number of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of our Class A common stock made by the underwriters in the open market prior to the completion of this offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain, or otherwise affect the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on                 , in the over-the-counter market, or otherwise.
We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $      million.
We will also agree to reimburse the underwriters for expenses in an amount not to exceed $      relating to any applicable state securities filings and to clearance of this offering with the Financial Industry Regulatory Authority. We will also agree to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors, and employees may purchase, sell, or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps, and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities, and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with whom we have relationships. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas, and/or publish or express independent research views in respect of such assets, securities, or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities, and instruments.
European Economic Area
In relation to each Member State of the European Economic Area (each a Member State), no Class A common stock has been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to our Class A common stock which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:
(a)   to any legal entity which is a qualified investor as defined in the Prospectus Regulation;
(b)   by the underwriters to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior written consent of the representatives for any such offer; or
(c)   in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of our Class A common stock shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
Each person in a Member State who initially acquires any of our Class A common stock or to whom any offer is made will be deemed to have represented, acknowledged, and agreed with us and the representatives that it is a qualified investor within the meaning of the Prospectus Regulation.
In the case of any of our Class A common stock being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the Class A common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Member State to qualified investors, in circumstances in which the prior written consent of the representatives has been obtained to each such proposed offer or resale.
We, the underwriters, and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments, and agreements.
For the purposes of this provision, the expression an “offer to the public” in relation to any of our Class A common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any of our Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe for our Class A common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
United Kingdom
No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:
(a)   to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)   to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
(c)   in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000, or FSMA;
provided that no such offer of the shares shall require the us or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
Israel
This prospectus does not constitute a prospectus as defined under the Israeli Securities Law (the “Israeli Securities Law”), and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares is directed only at, (1) a limited number of persons in accordance with the Israeli Securities Law and (2) investors listed in the first addendum (as it may be amended from time to time, the “Addendum”), to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of 50 million New Israeli Shekels and “qualified individuals,” each as defined in the Addendum, collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.
Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
Our Class A common stock may not be offered or sold in Hong Kong by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (2) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous

Provisions) Ordinance, and no advertisement, invitation or document relating to our Class A common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our Class A common stock may not be circulated or distributed, nor may our Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (2) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where our Class A common stock is subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired our Class A common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).
Where our Class A common stock is subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired our Class A common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.
Japan
The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), (the “FIEA”). The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Dubai International Financial Centre
This prospectus relates to an “Exempt Offer” in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares of our Class A common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares of our Class A common stock should conduct their own due diligence on such shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.
Switzerland
Our Class A common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to our Class A common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, our company or our Class A common stock has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of our Class A common stock will not be supervised by, the Swiss Financial Market Supervisory Authority and the offer of our Class A common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of our Class A common stock.
Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the “Corporations Act”, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of our Class A common stock may only be made to persons, or “Exempt Investors”, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer our Class A common stock without disclosure to investors under Chapter 6D of the Corporations Act.
The shares of our Class A common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares of our Class A common stock must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives, and circumstances, and, if necessary, seek expert advice on those matters.

VALIDITY OF COMMON STOCK
The validity of the shares of our Class A common stock offered by this prospectus will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California, and for the underwriters by Sullivan & Cromwell LLP, Palo Alto, California.
EXPERTS
The combined financial statements as of December 25, 2021 and December 26, 2020 and for the years ended December 25, 2021, December 26, 2020 and December 28, 2019 included in this prospectus have been so included in reliance on the report of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
Kesselman & Kesselman (“PwC”) completed an independence assessment to evaluate the services and relationships with the Company and its affiliates that may bear on PwC’s independence under the SEC and the PCAOB independence rules for the audit periods commencing December 30, 2018 through December 25, 2021. As described below, services and relationships were found to exist at controlled subsidiaries of the Company’s indirect parent, Intel Corporation and/or benefitting an upstream affiliate of the Company, within the audit period which are not in accordance with the independence standards of Regulation S-X and the PCAOB.
•
Prior to December 30, 2018 and through January 2022, certain member firms of PricewaterhouseCoopers International Limited (“PwC member firms”) performed certain payroll and human resource administrative services inconsistent with Rule 2-01 of Regulation S-X, which included records administration, employee registration with local authorities, statistical reporting and signing and stamping declarations on behalf of Intel Corporation, transmission of payroll information to banks and to third party service providers for actual payment, data storage of employee data, as well as manually and/or electronically distributing pay stubs to employees of Intel Corporation.

•
From July 2020 through December 2021, a PwC member firm provided services pursuant to a contingent fee arrangement.

•
From June 2021 through January 2022, certain PwC member firms provided non-audit services for which certain activities inconsistent with Rule 2-01 of Regulation S-X were performed, which were hosting applications, filing a document with a non-taxing authority and making a payment on behalf of an affiliate.

•
Certain professionals of PwC member firms who are covered persons with respect to the audit of the Company under PCAOB standards hold shares in Intel Corporation. Ownership of shares in Intel Corporation is prohibited under the SEC and PCAOB independence rules for covered persons. The shares, where allowed under federal law, were disposed of promptly upon notification of these matters and were not material to the respective professionals’ net worth.

PwC provided an overview to our Board of Directors to be updated to the Audit Committee upon formation of an Audit Committee and Executive Management team of the facts and circumstances surrounding the services and relationships, including the entities involved, the nature of the services and relationships, the period over which the services and relationships existed, and the fees earned by the PwC network firms. Additionally, the services, relationships and fees are not significant to the PwC network firms, do not place PwC in a position of auditing its own work, do not result in PwC acting as management or an employee of the Company and do not place PwC in a position of being an advocate for the Company. Considering the facts presented, our Board of Directors, to be updated to the Audit Committee upon formation of an Audit Committee, Executive Management team and PwC have concluded (1) that the services and relationships do not and would not impair PwC’s application of objective and impartial judgment on any matter encompassed within PwC’s audits of our combined financial statements as of December 25, 2021 and December 26, 2020 and for the years ended December 25, 2021, December 26, 2020 and December 28, 2019 and (2) no reasonable investor would conclude otherwise.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed a registration statement on Form S-1 with the SEC with respect to the registration of our Class A common stock offered for sale with this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information about us, the Class A common stock we are offering by this prospectus and related matters, you should review the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement.
As a result of this offering, we will become subject to the information and periodic reporting requirements of the Securities Act, and, in accordance with such requirements, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s website. We also maintain a website at www.mobileye.com at which, following the completion of this offering, you may access our SEC filings free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus. We intend to furnish our stockholders with annual reports containing combined financial statements audited by our independent registered accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Intel and the Shareholder of Mobileye Group
Opinion on the Financial Statements
We have audited the accompanying combined balance sheets of the Mobileye Group (a business of Intel Corporation) (the “Company”) as of December 25, 2021 and December 26, 2020, and the related combined statements of operations and comprehensive income (loss), of changes in equity and of cash flows for each of the three years in the period ended December 25, 2021, including the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 25, 2021 and December 26, 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 25, 2021 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these combined financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the combined financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the combined financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the combined financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Attribution of Intangible Assets to the Combined Financial Statements
As described in Note 11 to the combined financial statements, the Company’s intangible asset balance was $3,071 million at December 25, 2021 and the amortization expense was $509 million for the year ended December 25, 2021. These intangible assets consist primarily of developed technology and customer relationships and brands that were attributed to the Company from Intel Corporation (the “Parent”) as part of the net parent investment in the Company primarily from the acquisition of Mobileye B.V. The recognition of those intangible assets included significant judgment in estimating the fair value of intangible assets, which involved the use of significant estimates and assumptions with respect to the timing and amounts of cash flow projections and discount rate as well as the determination of the estimated useful lives of the intangible assets.

The principal considerations for our determination that performing procedures relating to the attributed intangible assets to the Company is a critical audit matter are (i) there was a high degree of auditor judgment and subjectivity in applying procedures relating to the fair value measurement of intangible assets due to the significant amount of judgment by management when developing the estimate; (ii) significant audit effort was required in evaluating the significant assumptions relating to the estimate, such as the cash flow projections, discount rate and estimated useful lives; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the combined financial statements. These procedures included, among others (i) testing management's process for estimating the fair value of intangible assets and their useful lives; (ii) evaluating the appropriateness of the cash flow model and determination of the useful lives, (iii) testing management’s cash flow projections used to estimate the fair value of the intangible assets, using professionals with specialized skill and knowledge to assist in doing so. Testing management’s process included evaluating the appropriateness of the valuation methods and the reasonableness of significant assumptions, including the discount rate for the intangible assets and their useful lives. Evaluating the reasonableness of the cash flow projections, discount rate and estimated useful lives, involved considering the past performance of the businesses, as well as economic and industry forecasts. The discount rate was evaluated by considering the cost of capital of comparable businesses and other industry factors.
/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited
Tel-Aviv, Israel
March 2, 2022
We have served as the Company’s auditor since 2022.

MOBILEYE GROUP
COMBINED BALANCE SHEETS
	December 25, 2021	December 26, 2020
	In millions
Assets
CURRENT ASSETS
Cash and cash equivalents	$616	$85
Trade accounts receivable, net	155	93
Inventories	97	128
Related party loan	1,326	1,332
Other current assets	76	54
TOTAL CURRENT ASSETS	2,270	1,692
Property and equipment, net	304	187
Intangible assets, net	3,071	3,580
Goodwill	10,895	10,895
Other long-term assets	115	108
TOTAL ASSETS	$16,655	$16,462
Liabilities and Equity
CURRENT LIABILITIES
Accounts payable and accrued expenses	$160	$109
Employee related accrued expenses	102	81
Related party payable	163	3
Deferred acquisition consideration	—	90
Other current liabilities	49	27
TOTAL CURRENT LIABILITIES	474	310
Long-term employee benefits	94	79
Deferred tax liabilities	181	208
Other long-term liabilities	17	23
TOTAL LIABILITIES	766	620
EQUITY
Parent net investment	15,884	15,842
Accumulated other comprehensive income	5	—
TOTAL EQUITY	15,889	15,842
TOTAL LIABILITIES AND EQUITY	$16,655	$16,462
The accompanying notes are an integral part of these combined financial statements.

MOBILEYE GROUP
COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
	Year ended
	December 25, 2021	December 26, 2020	December 28, 2019
	In millions
Revenue	$1,386	$967	$879
Cost of revenue	731	591	456
Gross profit	655	376	423
Operating expenses
Research and development, net	544	440	384
Sales and marketing	134	116	100
General and administrative	34	33	25
Total operating expenses	712	589	509
Operating loss	(57)	(213)	(86)
Interest income (expense) with a related party, net	3	6	(235)
Other expenses, net	(3)	(5)	(4)
Loss before income taxes	(57)	(212)	(325)
Benefit (provision) for income taxes	(18)	16	(3)
Net loss	$(75)	$(196)	$(328)
Other comprehensive income, net	5	—	—
Comprehensive loss	$(70)	$(196)	$(328)
The accompanying notes are an integral part of these combined financial statements.

MOBILEYE GROUP
COMBINED STATEMENTS OF CHANGES IN EQUITY
	Parent Net Investment	Accumulated other comprehensive income	Total Equity
	In millions
Balance as of December 29, 2018	$(507)	$—	$(507)
Comprehensive loss	(328)	—	(328)
Net transfer from Parent	15,303	—	15,303
Balance as of December 28, 2019	14,468	—	14,468
Comprehensive loss	(196)	—	(196)
Net transfer from Parent	1,570	—	1,570
Balance as of December 26, 2020	15,842	—	15,842
Other comprehensive income, net	—	5	5
Net loss	(75)	—	(75)
Net transfer from Parent	117	—	117
Balance as of December 25, 2021	$15,884	$5	$15,889
The accompanying notes are an integral part of these combined financial statements.

MOBILEYE GROUP
COMBINED STATEMENTS OF CASH FLOWS
	Year ended
	December 25, 2021	December 26, 2020	December 28, 2019
	In millions
Cash flows from operating activities
Net loss	$(75)	$(196)	$(328)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of property and equipment	17	13	11
Share-based compensation	97	85	76
Amortization of intangible assets	509	450	327
Deferred income taxes	(29)	(53)	(32)
Non-cash interest expense with related party	—	1	257
Other	—	1	1
Changes in operating assets and liabilities:
Trade accounts receivable	(62)	7	(23)
Accrued interest with related party	20	(6)	(22)
Inventories	31	(25)	(26)
Other current assets	(17)	(17)	1
Other long-term assets	(7)	(9)	(12)
Account payables and accrued expenses	59	(14)	31
Other current liabilities	20	(3)	4
Employee-related accrued expenses and long-term benefits	36	37	41
Other long-term liabilities	—	—	(6)
Net cash provided by operating activities	599	271	300
Cash flows from investing activities
Purchases of property and equipment	(143)	(91)	(44)
Repayment of loan due from related party	460	6	4
Issuance of loan due from related party	(474)	(135)	(185)
Cash paid for acquisition of Moovit, net of cash acquired	—	(745)	—
Net cash used in investing activities	(157)	(965)	(225)
Cash flows from financing activities
Business combination deferred consideration payment	(90)	—	—
Net transfers from (to) Parent	181	825	(1)
Share-based compensation recharge	—	(78)	(75)
Changes in withholding tax related to employee stock plans	—	(15)	17
Net cash provided by (used in) financing activities	91	732	(59)
Effect of foreign exchange rate changes on cash and cash equivalents	(1)	—	—
Increase in cash, cash equivalents and restricted cash	532	38	16
Balance of cash, cash equivalents and restricted cash, at beginning of year	93	55	39
Balance of cash, cash equivalents and restricted cash, at end of year	$625	$93	$55
The accompanying notes are an integral part of these combined financial statements.

MOBILEYE GROUP
COMBINED STATEMENTS OF CASH FLOWS — Continued
	Year ended
	December 25, 2021	December 26, 2020	December 28, 2019
	In millions
Supplementary non-cash investing and financing activities
Acquisition of property and equipment included in accounts payable and accrued liabilities	$21	$27	$15
Conversion to equity of loan due to Parent	—	679	15,303
Contribution of Moovit previously held shares by Parent	—	59	—
Non-cash share-based compensation recharge	162	—	—
Supplemental cash flow information
Cash paid for interest	—	—	—
Cash paid for income taxes, net of refunds	$44	$42	$26
The accompanying notes are an integral part of these combined financial statements.

MOBILEYE GROUP
Notes to the Combined Financial Statements
NOTE 1   GENERAL
Background
Mobileye Group is a leader in the development and deployment of advanced driver assistance systems (“ADAS”) and autonomous driving technologies and solutions. Mobileye Group combines the operations of Cyclops Holdings LLC (“Cyclops”), Mobileye B.V. and its subsidiaries (“Mobileye”) GG Acquisition Ltd. and the Moovit App Global Ltd. and its subsidiaries (“Moovit”) and certain Intel employees mainly in research and development (the “Intel Aligned Groups”) (collectively, the “Company”, “we”, and “our”). The Company operates as a combination of wholly-owned businesses of Intel Corporation (“Intel or the “Parent”).
Mobileye operates as a component of Intel, which acquired a majority stake in Mobileye in August 2017 (the “Mobileye Acquisition”). The remaining issued and outstanding shares of Mobileye were acquired by Intel during 2018. The Company is building a robust portfolio of end-to-end ADAS and autonomous driving solutions to provide the capabilities required for the future of autonomous driving, leveraging a comprehensive suite of purpose-built software and hardware technologies.
Moovit, a leading urban mobility app and mobility-as-a-service (“MaaS”) solutions provider also operates as a component of Intel upon acquisition of the issued and outstanding equity interests of Moovit in May 2020 (the “Moovit Acquisition”).
In December 2021, Intel announced plans to pursue an initial public offering (“IPO”) of Mobileye Group. In January 2022, Intel incorporated a new legal entity, Mobileye Holdings Inc., with the intent to contribute the Company to Mobileye Holdings Inc. and be able to offer newly issued shares of common stock of Mobileye Holdings Inc. in an IPO. Intel expects to retain majority ownership of the Company following the completion of the IPO.
NOTE 2   SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
These combined financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).
The combined financial statements and accompanying notes have been derived from the consolidated financial statements and accounting records of Intel and are presented as if the Company had been operating as a stand-alone company for all periods presented. The assets, liabilities, revenue, and expenses directly attributable to the Company’s operations, including the acquired goodwill and intangible assets, have been reflected in these combined financial statements on a historical cost basis, as included in the consolidated financial statements of Intel.
The Company utilized the Intel Aligned Groups mainly in research and development activities. The associated costs of the Intel Aligned Groups are reflected on a specific attribution basis in the combined statements of operations and comprehensive income (loss). Intel Aligned Groups also participated in various Intel compensation and benefit plans. Portions of those plans’ costs were based on actual headcount and included in these combined financial statements. These costs are not necessarily indicative of costs that would have been incurred had the Company operated on a stand-alone basis.
The combined statements of operations and comprehensive income (loss) also include allocations of general corporate expenses from Intel. These expenses have been allocated to the Company on the basis of direct usage when identifiable or allocated on the basis of headcount. Management of the Company and Parent considered the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of the services provided to or the benefit received by the Company during the periods presented. Mobileye largely continued to operate as a standalone operation and had not been fully integrated into

Intel, with limited use of corporate overhead functions. The allocated costs for the periods presented in the statement of operations and comprehensive income (loss) were not material. The allocations may not be reflective of the expenses that would have incurred had the Company operated as a stand-alone company for the periods presented. These costs also may not be indicative of the expenses that the Company will incur in the future or would have incurred if the Company had obtained these services from a third party. Actual costs that may have been incurred if the Company had operated as a stand-alone company would depend on a number of factors, including the chosen organizational structure, the outsourcing of certain functions, and other strategic decisions.
As Mobileye Group was not historically held by a single legal entity, total parent net investment is shown in lieu of equity in the combined financial statements and represents Intel’s total interest in the recorded net assets of Mobileye Group. All intercompany transactions within the combined businesses of the Company have been eliminated. Transactions between the Company and Intel, arising from arrangements with Intel and other similar related-party transactions, were considered to be effectively settled in the combined financial statements at the time the transactions were recorded, unless otherwise noted. The total net effect of the settlement of these transactions was reflected within parent net investment as a component of equity in the combined balance sheets and within net transfers from (to) Parent as a financing activity in the combined statements of cash flows, unless otherwise noted.
Net loss per share data has not been presented in the combined financial statements because Mobileye Group did not operate as a separate legal entity with its own capital structure during the periods presented.
The Company operates on a 52-week or 53-week fiscal year that ends on the last Saturday in December. Fiscal years 2021, 2020, and 2019 were 52-week fiscal years.
Use of estimates
The preparation of combined financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts and events reported and disclosed in the combined financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions and factors, including the current economic environment, that we believe to be reasonable under the circumstances. Actual results could differ from those estimates.
On an on-going basis, management evaluates its estimates, judgments, and assumptions. The most significant estimates and assumptions relate to recognition and useful lives of intangible assets, impairment assessment of intangible assets and goodwill, and income taxes.
Functional currency
The majority of the Company’s and its subsidiaries revenue are denominated in the United States (“U.S.”) dollar, as are most purchases of materials and components. The Company’s financings and capitalization have also been denominated in the U.S. dollar. Management believes that the currency of the primary economic environment in which the Company and its subsidiaries operate is the U.S. dollar, and thus, the U.S. dollar is the functional and reporting currency of the Company and its subsidiaries.
Accordingly, transactions in currencies other than the U.S. dollar are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. Monetary assets and liabilities that are denominated in currencies other than the U.S. dollar are measured using the official exchange rate at the balance sheet date. Non-monetary assets and liabilities are remeasured into the functional currency using the historical exchange rate. The effects of foreign currency remeasurements are recorded in the combined statements of operations and comprehensive income (loss) as other expenses, net.
Cash, cash equivalents, and restricted cash
Cash equivalents are short-term unrestricted highly liquid investments that are readily convertible to cash and with original maturities of three months or less at acquisition.
Restricted bank deposits are cash amounts related to bank guarantees mainly in connection with lease agreements and import of vehicles. Such deposits are stated at cost, which approximates market values. These amounts are included in other long-term assets on the combined balance sheets.

Cash and restricted cash managed through bank accounts legally owned by the Parent at the corporate level were not attributable to the Company for any of the periods presented. Only cash and restricted cash legally owned by the Company are reflected on the combined balance sheets.
The following is a reconciliation of the cash, cash equivalents and restricted cash for each year presented:
	December 25, 2021	December 26, 2020	December 28, 2019
	In millions
Cash and cash equivalents	$616	$85	$49
Restricted cash (within other long-term assets)	9	8	6
Cash, cash equivalents and restricted cash	$625	$93	$55
Fair value measurement
When determining fair value, the Company considers the principal or most advantageous market in which it would transact, as well as assumptions that market participants would use when pricing the asset or liability. The Company assesses fair value hierarchy levels for its financial assets based on the underlying financial instrument.
Consistent with Accounting Standards Codification (“ASC”) 820, Fair Value Measurement, the Company follows a three-tier fair value hierarchy as a basis for considering the assumptions and for inputs used in the valuation methodologies in measuring fair value:
Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.
Level 2: Observable prices that are based on inputs not quoted on active markets but are corroborated by market data or active market data for similar, but not identical assets or liabilities.
Level 3: Unobservable inputs are used when little or no market data is available. The Company monitors and reviews the inputs and results of these valuation models to help ensure the fair value measurements are reasonable and consistent with market experience in similar asset classes. The fair value hierarchy gives the lowest priority to Level 3 inputs.
In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers credit risk in its assessment of fair value.
The Company measures its investments in short term deposits classified as cash equivalents at fair value on a recurring basis, due to the short maturity of these items, the carrying value is deemed to approximate to fair value. Short term deposits included in cash and cash equivalents were $209 million and $59 million as of December 25, 2021 and December 26, 2020, respectively.
The carrying amounts of the related party loan, trade accounts receivable and accounts payable approximate fair value because of their generally short maturities.
The Company also has goodwill and acquisition-related in-process research and development assets that are required to be recorded at fair value only if an impairment is recognized in the current year. As described in further details in Note 10 and Note 11, these assets are evaluated on an ongoing basis for impairment. The fair value of these assets was determined using estimated discounted future cash flows, or cost-replacement and cost-savings methods, which are Level 3 valuation techniques.
Inventories
Inventories are stated at the lower of cost and net realizable value. The Company computes inventory cost on an average cost basis and adjusts for excess and obsolete inventories primarily based on future demand and market conditions, including product-specific facts and circumstances that considers the Company’s customer base and an assessment of selling price in relation to product cost. Once written-down, a new lower cost basis for that inventory is established.
Property and equipment, net
Property and equipment are stated at cost, less accumulated depreciation. Property and equipment are depreciated on a straight-line basis over their estimated useful lives.
The estimated useful lives per asset type are as follows:
Years
Computers, equipment, and software	3 – 7
Vehicles	7
Office furniture and equipment	14
Electronic equipment	4
Leasehold improvements are amortized by the straight-line method over the shorter of the term of the lease and estimated useful life of the improvements. Buildings and any assets in construction are not depreciated until they are put into service.
Business Combinations
The Company accounts for business combinations using the acquisition method of accounting. The Company includes the results of operations of the businesses that we acquire in the combined financial statements beginning on the date of acquisition. The Company allocates the purchase price paid for assets acquired and liabilities assumed in connection with the Company’s acquisitions based on their estimated fair values at the time of acquisition. This allocation involves a number of assumptions, estimates, and judgments in determining the fair value of the following:
•
intangible assets, including the valuation methodology, estimations of future cash flows, discount rates, and growth rates, as well as the estimated useful life of intangible assets;

•
deferred tax assets and liabilities, uncertain tax positions, and tax-related valuation allowances, which are initially estimated as of the acquisition date;

•
inventory; property and equipment; pre-existing liabilities or legal claims; deferred revenue; and contingent consideration, each as may be applicable; and

•
goodwill measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed.

The Company’s assumptions and estimates are based on comparable market data and information obtained from the Company’s management and the management of the acquired companies. The Company allocates goodwill to the reporting units of the business that are expected to benefit from the acquisition.
Goodwill
The Company performs an annual impairment assessment of goodwill at the reporting unit level in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. The analysis may include both qualitative and quantitative factors to assess the likelihood of impairment. Additionally, the Company is permitted to first assess qualitative factors to determine whether a quantitative goodwill impairment test is necessary. Further testing is performed if the Company determines, based on the qualitative assessment, that it is more likely than not that a reporting unit’s fair value is less than its carrying amount.
Qualitative factors include industry and market considerations, overall financial performance, and other relevant events and factors affecting the reporting unit. Additionally, as part of this assessment, the Company may perform a quantitative analysis to support the qualitative factors above by applying sensitivities to assumptions and inputs used in measuring a reporting unit’s fair value.

The Company’s quantitative impairment test considers both the income approach and the market approach to estimate a reporting unit’s fair value. Significant estimates include growth rates, estimated costs, and discount rates based on a reporting unit’s weighted average cost of capital.
The Company performed a quantitative assessment for one of its reporting units in the year ended December 25, 2021. The Company did not record any impairment of goodwill for any of the periods presented. Forecasts and estimates are based on assumptions that are consistent with the plans and estimates used to manage the business. Changes in these estimates could change the conclusion regarding an impairment of goodwill.
Intangible assets, net
The Company amortizes acquisition-related intangible assets that are subject to amortization over their estimated useful life. Acquisition-related in-process research and development assets represent the fair value of incomplete research and development projects that had not reached technological feasibility as of the date of acquisition; initially, these are classified as in-process research and development and are not subject to amortization. Once these research and development projects are completed, the asset balances are transferred from in-process research and development to acquisition-related developed technology and are subject to amortization from this point forward. The asset balances relating to projects that are abandoned after acquisition are impaired and expensed to research and development.
The Company performs a quarterly review of significant finite-lived identified intangible assets to determine whether facts and circumstances indicate that the carrying amount may not be recoverable. These reviews can be affected by various factors, including external factors such as industry and economic trends, and internal factors such as changes in the Company’s business strategy and its forecasts for specific product lines.
Impairment of long-lived assets
Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Assets are categorized and evaluated for impairment at the lowest level of identifiable cash flows. In the event that the sum of the expected future undiscounted cash flows expected to be generated by the long-lived assets is less than the carrying amount of such assets, an impairment charge would be recognized and the assets would be written down to their estimated fair values. During the years ended December 25, 2021, December 26, 2020, and December 28, 2019, no impairment indicators were identified.
Research and development, net
Research and development expenses are expensed as incurred, and consist primarily of personnel, facilities, equipment, and supplies for research and development activities.
The Company follows the provisions of ASC 985, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed, which requires that software development costs incurred in conjunction with development be charged to research and development expenses until technological feasibility is established. The technological feasibility is established upon completion of a working model. The costs incurred by the Company between technological feasibility and general release to the public have been insignificant. Accordingly, all research and development costs have been expensed as incurred.
The Company occasionally enters into best-efforts nonrefundable, non-recurring engineering (“NRE”) arrangements pursuant to which the Company is reimbursed for a portion of the research and development expenses attributable to specific development programs. The Company does not receive any additional compensation or royalties upon completion of such projects and the potential customer does not commit to purchase the resulting product in the future. The participation reimbursement received by the Company does not depend on whether there are future benefits from the project. All intellectual property generated from these arrangements is exclusively owned by the Company.
Participations in expenses for research and development projects are recognized on the basis of the costs incurred and are netted against research and development expenses in the combined statements of operations and comprehensive income (loss). Research and development reimbursements of $54 million, $48 million, and $42 million were offset against research and development costs in the years ended December 25, 2021, December 26, 2020, and December 28, 2019, respectively.
Derivatives and hedging
Beginning in 2021, as part of Intel’s corporate hedging program, Intel is hedging forecast cash flows denominated in Israel Shekels (“ILS”) related to the Company. ILS is the largest operating expense currency of the Company. Intel combines all of its ILS exposures, and as part of Intel’s hedging program enters into hedging contracts to hedge Intel’s combined ILS exposure. Gains and losses attributed to these combined financial statements are recorded under accumulated other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The amount of hedging gain that was reclassified to the combined statement of operations and comprehensive income (loss) for the fiscal year ended December 25, 2021 was approximately $13 million.
Revenue recognition
The Company recognizes net product revenue when performance obligations are satisfied as evidenced by the transfer of control of the Company’s products or services to customers. Substantially all of the Company’s revenue is derived from product sales. In accordance with contract terms, revenue for product sales is recognized at the time of product shipment from the Company’s facilities, as determined by the agreed upon shipping terms. Revenue for product sales to resellers and distributors is recognized at the time of delivery of products to the resellers and distributors.
The Company measures revenue based on the amount of consideration the Company expects to be entitled to in exchange for products or services. Variable consideration is estimated and reflected as an adjustment to the transaction price. The Company determines variable consideration, which consists primarily of various volume rebates, by estimating the most likely amount of consideration the Company expects to receive from the customer. Volume rebates earned by customers are offset against their receivable balances. Rebates earned by customers when they do not have outstanding receivable balances are recorded within other current liabilities. Substantially all of the Company’s contracts do not include right of return or acceptance provisions. Revenue is recognized net of any taxes invoiced to customers, which are subsequently remitted to governmental authorities. Any shipping and handling costs related to the fulfillment of sales are included in cost of revenue.
Advertising expenses
Advertising expenses are charged to sales and marketing on the combined statements of operations and comprehensive income (loss) as incurred. Advertising expenses for the years ended December 25, 2021, December 26, 2020, and December 28, 2019 amounted to $2 million, $3 million, and $2 million, respectively.
Share-based compensation
The Company’s employees participate in Intel’s equity incentive plans. Equity awards granted to employees are accounted for using the estimated grant date fair value. The Company estimates the fair value of employee stock options to purchase shares of Intel common stock at the date of grant using an option pricing model and values restricted stock units (“RSUs”) based on the market value of the underlying share of Intel common stock at the date of grant. The Company recognizes share-based compensation expense over the requisite service period of the award, net of estimated forfeitures.
Income Taxes
The Company computes the provision for income taxes under the asset and liability method prescribed by the Financial Accounting Standards Board (“FASB”) Guidance ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in these combined financial statements. Under this method, deferred tax assets and liabilities, resulting from temporary differences between the financial reporting and tax bases of assets and liabilities, are measured as of the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.
The realization of deferred tax assets depends upon the existence of sufficient taxable income, of appropriate character, within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when the Company determines, based on available information, that it is more likely than not that deferred tax assets will not be realized. Significant judgment is required in determining whether valuation allowances should be established, as well as the amount of such allowances.
The Company records accruals for uncertain tax positions when the Company believes that it is more likely than not that a tax position will not be sustained on examination by tax authorities based on the technical merits of the position. The Company adjusts these accruals when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate.
Income taxes as presented herein attribute certain current and deferred income taxes of the Company’s Parent to the Company’s combined financial statements in a manner that is consistent with the asset and liability method.
During the years presented in the combined financial statements, certain components of the Company’s business operations were included in the consolidated U.S. domestic and certain foreign income tax returns filed by the Company’s Parent, where applicable. The Company also files certain foreign income tax returns on a separate basis, distinct from its Parent. The income tax provision included in the Company’s combined financial statements has been calculated using the separate return method as if the Company had filed its own tax returns. The Company will present tax loss carry-forward amounts that have not been utilized by the Parent only to the extent such tax attributes can be claimed on a separate income tax return as opposed to a consolidated income tax return filing with its Parent. Use of the separate return method may result in differences when amounts allocated to the Company’s separate income tax provision are compared to the Parent’s income tax provision.
Provision for warranties
The Company provides warranties for its products, which vary with respect to each contract and in accordance with the nature of each specific product. The warranty terms vary from one to three years, with the vast majority of the Company’s products being subject to a warranty period of three years. The Company estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time revenue is recognized. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.
Provision for warranties is included in other current liabilities on the combined balance sheets. Provision for warranties as of December 25, 2021 and December 26, 2020, as well as warranty expenses for the each of the years ended December 25, 2021, December 26, 2020, and December 28, 2019, were not material.
Loss contingencies
The Company is currently involved in commercial claims within the ordinary course of business. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the loss can be reasonably estimated, the Company accrues a liability for the estimated loss. When accruing these costs, the Company recognizes an accrual for an amount within a range of loss that is the best estimate within the range. When no amount within the range is a better estimate than any other, the Company accrues for the minimum estimated loss within the range. The Company discloses contingencies when it believes that a loss is not probable, but reasonably possible.
Management believes that there are no current matters that would have a material effect on the Company’s financial position, results of operations or cash flows. Legal fees are expensed as incurred.

Leases
The Company accounts for leases in accordance with ASC 842, Leases, which requires lessees to recognize leases on the combined balance sheets and disclose key information about leasing arrangements.
Leases primarily consist of real property and vehicles and are classified as operating leases with fixed payment terms. The Company determines if an arrangement is a lease, or contains a lease, at inception and records the leases in these combined financial statements upon lease commencement, which is the date when the underlying asset is made available for use by the lessor. Right-of-use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets and lease liabilities are included in other long-term assets, other current liabilities, and other long-term liabilities on the combined balance sheet. Lease expenses for the operating leases are recognized on a straight-line basis over the lease term and are included in operating expenses in the combined statements of operations and comprehensive income (loss). Options to extend or terminate the lease are taken into account when it is reasonably certain at the commencement date that such options will be exercised.
The Company has lease agreements with lease and non-lease components. The non-lease components are accounted for separately and not included in the leased assets and corresponding liabilities. On the commencement date, lease payments that include variable lease payments dependent on an index or a rate (such as the Consumer Price Index or a market interest rate), are initially measured using the index or rate at the commencement date. Variable payments that depend on performance or use of the underlying asset are not included in the lease payments. Such variable payments are recognized in the combined statements of operations and comprehensive income (loss) in the period in which the event or condition that triggers the payment occurs. These variable payment amounts were not material to the combined financial statements for the years ended December 25, 2021, December 26, 2020, and December 28, 2019.
The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate because the interest rate implicit in most of its leases is not readily determinable.
Concentration of credit risk
Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents, which include short-term deposits, and trade accounts receivable.
The majority of the Company’s cash and cash equivalents are invested in banks domiciled in the U.S., as well as in Israel. Generally, these cash equivalents may be redeemed upon demand. Short term bank deposits, included in cash and cash equivalents, are held in the aforementioned banks. Accordingly, management believes that these bank deposits have minimal credit risk.
The Company’s account receivables are derived primarily from sales to Tier 1 suppliers to the automotive manufacturing industry located mainly in the U.S., Europe, and China. Concentration of credit risk with respect to account receivables is mitigated by credit limits, ongoing credit evaluation, and account monitoring procedures. Credit is granted based on an evaluation of a customer’s financial condition and, generally, collateral is not required. Trade accounts receivable are typically due from customers within 30 to 60 days. The Company performs ongoing credit evaluations of its customers and has not experienced any material losses in the periods presented. The Company establishes credit losses accounts receivable by considering a number of factors, including the length of time accounts receivable are past due, the Company’s previous loss history from such customers, and the customers’ current ability to pay its obligation to the Company. As of December 25, 2021 and December 26, 2020, the credit losses accounts receivable, which is determined with respect to specific debts that are doubtful of collection and netted against accounts receivable, was not material. The Company writes off accounts receivable when they are deemed uncollectible. For the years ended December 25, 2021, December 26, 2020, and December 28, 2019, the charge-offs and recoveries in relation to the credit losses accounts were not material.
Customer concentration risk
The Company’s business, results of operations, and financial condition for the foreseeable future will likely continue to depend on sales to a relatively small number of customers. In the future, these customers may decide not to purchase the Company’s products, may purchase fewer products than in previous years, or may alter their purchasing patterns. Further, the amount of revenue attributable to any single customer or customer concentration generally may fluctuate in any given period. In addition, a decline in the production levels of one or more of the Company’s major customers, particularly with respect to vehicle models for which the Company is a significant supplier, could reduce revenue. The loss of one or more key customers, a reduction in sales to any key customer or the Company’s inability to attract new significant customers could negatively impact revenue and adversely affect the Company’s business, results of operations, and financial condition. See Note 12 related to customers that accounted for more than 10% of the Company’s total revenue for each of the years presented in these combined financial statements.
Dependence on a single supplier risk
The Company purchases all its System on Chip (“EyeQ® SoC”) from a single supplier. Any issues that occur and persist in connection with the manufacture, delivery, quality, or cost of the assembly and testing of inventory could have a material adverse effect on the Company’s business, results of operations and financial condition.
COVID-19
The COVID-19 pandemic has adversely affected significant portions of our business and could have a continued adverse effect on our business, results of operations, and financial condition. There is a significant constraint in the global supply of semiconductors. The COVID-19 pandemic led to an increase in the demand for consumer electronics and global semiconductor manufacturers allocated significant capacity to meet such demand. As global automakers resumed production in 2020 following shutdowns resulting from the COVID-19 pandemic, semiconductor supply became further strained, and these factors, combined with the long lead times associated with the Company, have contributed to a shortage of semiconductors.
During the fiscal year ended December 25, 2021, the Company’s supplier was not able to meet demand of the Company for the EyeQ® SoC, causing a significant reduction in the inventory level of the Company, and the Company expects that it may continue to experience a shortfall of EyeQ® SoC during 2022. As the Company has entered fiscal 2022 with significantly lower inventories of its EyeQ® SoC resulting from the limited supply during the year ended December 25, 2021, it may be unable to offset future supply constraints through the use of inventory on hand. Since the EyeQ® SoC is the core of the ADAS and AV products, continued shortages in the supply of sufficient EyeQ® SoC to meet production needs may impair the Company’s ability to meet its customers’ requirements in a timely manner and may adversely affect the Company’s business, results of operations and financial condition. Moreover, to the extent that the global semiconductor shortage results in reduced production or production delays by automakers, those delays could result in reduced or delayed demand for the Company products. In addition, issues relating to the COVID-19 pandemic have led to port congestion and intermittent supplier shutdowns and delays in the delivery of critical components, resulting in additional expenses to expedite delivery of critical parts. Sustaining the Company’s production trajectory will require the readiness and solvency of its suppliers and vendors, a stable and motivated production workforce and ongoing government cooperation, including for travel and visa allowances, which many governments have restricted in connection with efforts to address the COVID-19 pandemic.
New Accounting pronouncements
Recently Adopted Accounting Pronouncements:
In June 2016, the FASB issued ASC 326, Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments, which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. The Company adopted ASC 326 in the first quarter of 2020 and there was no material impact on the Company’s combined balance sheet and the combined statements of operations and comprehensive income (loss) upon adoption.
In January 2017, the FASB issued Accounting Standard Update (“ASU”) No. 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, to simplify the subsequent measurement of goodwill by removing the requirement to perform a hypothetical purchase price allocation to compute the implied fair value of goodwill to measure impairment. Instead, any goodwill impairment will equal the amount by which a reporting unit’s carrying value exceeds its fair value carrying amount of goodwill. In addition, the guidance eliminates the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. This standard is effective for annual or any interim goodwill impairment test in fiscal years beginning on or after December 15, 2019. The Company adopted this guidance in the first quarter of 2020 with no material impact on these combined financial statements.
Accounting Pronouncements Not Yet Effective:
In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides practical expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in this ASU apply only to contracts, hedging relationships, and other transactions that reference the London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued due to reference rate reform. ASU No. 2020-04 is effective through December 31, 2022. The Company will adopt this standard when LIBOR is discontinued, and all contracts will be renegotiated at that point. The Company does not anticipate that the adoption of this new standard will have a material impact on the Company’s combined financial statements and accompanying notes.
In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities About Government Assistance, which requires entities to provide disclosures on material government assistance transactions for annual reporting periods. The disclosures include information around the nature of the assistance, the related accounting policies used to account for government assistance, the effect of government assistance on the entity’s combined financial statements, and any significant terms and conditions of the agreements, including commitments and contingencies. The new standard is effective for the Company on January 1, 2022 and only impacts annual financial statement footnote disclosures. The Company does not anticipate that the adoption of this new standard will have a material impact on the Company’s combined financial statements and accompanying notes.
NOTE 3   OTHER FINANCIAL STATEMENT DETAILS
Inventories
	December 25, 2021	December 26, 2020
	In millions
Raw materials	$24	$17
Work in process	—	2
Finished goods	73	109
	$97	$128
Inventory write-downs and write-offs were not material for all years presented in these combined financial statements.
Property and equipment, net
	December 25, 2021	December 26, 2020
	In millions
Computers, electronic equipment, and software	$85	$65
Vehicles	11	5
Office furniture and equipment	2	2

	December 25, 2021	December 26, 2020
	In millions
Leasehold improvements	15	14
Construction in process	249	145
Total property and equipment, gross	362	231
Less: Accumulated depreciation	(58)	(44)
Total property and equipment, net	$304	$187

Depreciation expenses totaled $17 million, $13 million, and $11 million for the years ended December 25, 2021, December 26, 2020, and December 28, 2019, respectively.
Substantially all of the Company’s property and equipment and long-lived assets were located in Israel as of December 25, 2021 and December 26, 2020.
Royalty bearing agreements
The Company has entered into a number of license and technology transfer agreements with third parties. The agreements allow the Company to utilize and leverage the third parties’ technology in order to integrate it into the Company’s products. In consideration thereof, the Company is obligated to pay royalties to each of the third parties, for each unit of the applicable integrated product sold to other parties. As a result, during the years ended December 25, 2021, December 26, 2020, and December 28, 2019, the Company recorded expenses of approximately $7 million, $5 million, and $6 million, respectively. These expenses were classified as a component of cost of revenue.
NOTE 4   EMPLOYEE BENEFITS
In Israel
Severance
Israeli labor laws generally require severance payments upon dismissal of an employee or upon termination of employment in certain other circumstances. The following principal plans relate to the Company’s employees in Israel:
Severance pay liability with respect to Israeli employees is calculated pursuant to Israeli Severance Pay Law based on the most recent salary of the employees, multiplied by the number of years of employment as of the period-end date. The Company records an expense for the increase in its severance liability, net of earnings (losses) from the related severance pay funds. The liabilities are presented on an undiscounted basis and included on the combined balance sheets as a long-term employee benefit. Severance pay liabilities as of December 25, 2021 and December 26, 2020 were $68 million and $59 million, respectively.
The Company’s liability for all of its Israeli employees is covered for by monthly deposits with severance pay funds. The value of the deposited funds is based on the cash surrender value of these policies and includes earnings (or losses) accumulated through the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligations pursuant to Israeli Severance Pay Law or labor agreements. Severance pay funds, which are included in other long-term assets, were $58 million and $48 million as of December 25, 2021 and December 26, 2020, respectively.
Part of the Company’s liability for severance pay is covered by the provisions of Section 14 of the Israeli Severance Pay Law (“Section 14”). Under Section 14, employees are entitled to monthly deposits, at a rate of 8.33% of their monthly salary, contributed by the Company on their behalf to their insurance funds. Payments by the Company in accordance with Section 14 release the Company from any future severance payments in respect of those employees. As a result, the Company does not recognize any liability for severance pay due to these employees under Section 14 and the related deposits are not recorded as assets on the combined balance sheets.

Other long-term employee benefits
Intel has a defined benefit plan for an adaptation grant for certain Intel aligned employees. The adaptation grant includes a salary for three months and may be paid to those employees upon retirement. The benefits under the adaptation grant are calculated based on years of service and pensionable earnings. The vested benefit obligation for a defined benefit plan is the actuarial present value of the vested benefits to which the employee is currently entitled based on the employee’s expected date of separation or retirement.
For the years ended December 25, 2021, December 26, 2020, and December 28, 2019, the periodic benefit costs were $2 million, $1 million, and $1 million, respectively, the discount rates were 3.1%, 2.9%, and 2.6%, respectively, and the assumed rates of compensation increase were 4.0%, 4.2%, and 3.9%, respectively.
Projected benefit obligations as of December 25, 2021 and December 26, 2020 were $23 million and $18 million, respectively. The accumulated other comprehensive income related to this benefit was not material for all periods presented.
Non-Israeli Defined Contribution Plans
Most of the Company’s non-Israeli subsidiaries provide defined contribution plans for the benefit of their employees. The plans primarily provide for Company matching contributions based upon a percentage of the employees’ contributions. The Company’s contributions for the years ended December 25, 2021, December 26, 2020, and December 28, 2019 under such plans were not material.
NOTE 5   LEASES
The Company has entered into various non-cancellable operating lease agreements for its main offices and vehicles.
The lease term of the majority of the Company’s operating leases varies from three to five years. Some of the Company’s leases include options to extend the lease term for up to five years. For purposes of calculating lease liabilities, lease terms include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options.
Lease expenses for operating lease payments are recognized on a straight-line basis over the lease term. Certain operating leases provide for annual increases to lease payments based on an index or rate. The Company calculates the present value of future lease payments based on the index or rate at the lease commencement date for new leases commencing after January 1, 2019. Differences between the estimated lease liability and actual payment are expensed as incurred and are not material for all periods presented. The lease agreements generally do not contain any residual value guarantees or restrictive covenants. Operating lease expense for the years ended December 25, 2021, December 26, 2020, and December 28, 2019 were $11 million, $9 million, and $8 million, respectively, and operating cash outflows from operating leases were $12 million, $10 million, and $9 million, respectively. The Company does not have any finance leases.
The balances for the operating leases are presented on the combined balance sheets in other long-term assets, other current liabilities and long-term liabilities were as follows:
	Year ended
	December 25, 2021	December 26, 2020
	In millions
Operating lease right-of-use assets	$21	$26
Operating lease liabilities:
Current portion of lease liabilities	12	10
Long-term operating lease liabilities	12	18
Total operating lease liabilities	$24	$28

As of December 25, 2021 and December 26, 2020, the weighted average remaining lease term was 2.44 years and 2.99 years, respectively, and the weighted average discount rate was 1.77% and 1.58%, respectively.
Maturities of future minimum lease payments as of December 25, 2021 were as follows:
	2022	2023	2024	2025	2026	Thereafter	Total
	In millions
Total operating lease liabilities	$12	$8	$3	$1	$—	$—	$24
The Company obtained the right to use land in Jerusalem from the Israeli government for the construction of a new research and development and innovation center that will also host the Company’s headquarters. This land lease was fully prepaid and no leases liabilities were recorded. This operating lease right of use asset is carried at cost and depreciated using the straight-line method. This operating lease right of use asset, net of depreciation, was $11 million and $11 million as of December, 25, 2021 and December 26, 2020, respectively, and is included in other long-term assets on the combined balance sheets.
NOTE 6   EQUITY AWARDS
The Company’s equity incentive plans are broad-based, long-term programs intended to attract and retain talented employees. The Company’s employees participate in Intel’s equity incentive plan. All references to share and per share data in the tables below refer to Intel’s common stock.
The Intel Corporation 2006 Equity Incentive Plan (“2006 Plan”) provides for the grant of equity awards covering Intel common stock to eligible employees of the business and contain only a service condition. The equity awards granted generally vest over the course of three years from the grant date. The Company expenses the equity compensation costs according to the shorter of the vesting schedule or on a straight-line basis over the requisite service period.
With respect to Israeli employees, the 2006 Plan is designed to grant awards pursuant to the provision of Section 102 of the Israeli Income Tax Ordinance. In accordance with the capital gains treatment elected by the Company, the Company is not allowed for tax purposes to deduct the amounts credited to employees. This includes amounts recorded as salary benefits in the Company’s combined financial statements, in respect of equity granted to employees under the plan, with the exception of the benefit component, if any, on the grant date.
Options
Outstanding and exercisable options for Intel’s common stock under Intel’s plan as of December 25, 2021 were as follows:
Exercise price (In dollars)	Outstanding			Exercisable
	Number of shares	Weighted average remaining contractual life	Weighted average exercise price	Number of shares	Weighted average exercise price
	In thousands	In years	In dollars	In thousands	In dollars
4.0 – 22.6	108	3.2	$13.0	41	$21.6
23.9 – 26.9	2,122	1.6	26.9	2,119	26.9
31.9 – 34.0	1,280	0.7	33.0	1,280	33.0
55.2	68	7.3	55.2	23	55.2
	3,578	1.5	$29.2	3,463	$29.3

The option activity for the years ended December 25, 2021, December 26, 2020, and December 28, 2019 for options granted to Company’s employees for Intel’s common stock was as follows:
	Number of options	Weighted average exercise price	Weighted average remaining contractual Life	Aggregated intrinsic value(1)
	In thousands	In dollars	In years	In millions
Options outstanding as of December 29, 2018	6,642	$28.5
Granted	90	55.2
Exercised	(135)	19.3
Forfeited	(3)	20.3
Options outstanding as of December 28, 2019	6,594	$29.1	3.4	$204
Exercised	(173)	23.4
Forfeited	(30)	19.5
Options outstanding as of December 26, 2020	6,391	$29.2	2.4	$114
Exercised	(2,807)	29.3
Forfeited	(6)	24.5
Options outstanding as of December 25, 2021	3,578	$29.2	1.5	$79
Options exercisable as of
December 25, 2021	3,463	$29.3	1.3	$76

(1)
The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the closing stock price of the Intel’s ordinary share. On December 25, 2021, December 26, 2020, and December 28, 2019, the share prices were $51.31, $47.07, and $60.08, respectively. This represents the potential pre-tax amount receivable by the option holders had all option holders exercised their options as of such date.

(2)
The remaining options expected to vest as of December 25, 2021 was 115 options with an average weighted exercise price of $26.8.

RSUs
The RSU activity for the years ended December 25, 2021, December 26, 2020, and December 28, 2019 for RSUs granted to Company’s employees for Intel’s common stock was as follows:
	Number of RSUs	Weighted average grant date fair value
	In thousands	In millions
Outstanding as of December 29, 2018	3,174	$41.15
Granted	656	49.22
Vested	(1,396)	41.28
Forfeited	(63)	43.64
Outstanding as of December 28, 2019	2,371	$43.24
Granted	3,628	44.44
Vested	(1,588)	41.98
Forfeited	(72)	47.36
Outstanding as of December 26, 2020	4,339	$44.63
Granted	2,935	47.76

	Number of RSUs	Weighted average grant date fair value
	In thousands	In millions
Vested	(1,761)	44.05
Forfeited	(235)	46.38
Outstanding as of December 25, 2021	5,278	$46.49

Share-based compensation expense summary
Expenses recognized
Share-based compensation expenses included in the combined statements of operations and comprehensive income (loss) was as follows:
	Year ended
	December 25, 2021	December 26, 2020	December 28, 2019
	In millions
Cost of revenue	$1	$—	$—
Research and development, net	77	67	60
Sales and marketing	4	3	2
General and administrative	15	15	14
Total share-based compensation	$97	$85	$76
Unrecognized expenses
As of December 25, 2021, the unrecognized compensation costs related to stock options and RSUs granted under the 2006 Plan was $196 million, which will be recognized over a weighted average period of 1.5 years.
NOTE 7   INCOME TAXES
Loss before income taxes included in the combined statements of operations and comprehensive income (loss)
Loss before income taxes was comprised as follows:
	Year ended
	December 25, 2021	December 26, 2020	December 28, 2019
	In millions
Income (loss) before taxes:
U.S.	$(96)	$(77)	$(58)
Non-U.S.	39	(135)	(267)
Total loss before income taxes	$(57)	$(212)	$(325)
Benefit (provision) on income included in the combined statements of operations and comprehensive income (loss)
Benefit (provision) for income taxes for the years ended December 25, 2021, December 26, 2020, and December 28, 2019 was comprised of the following:

	Year ended
	December 25, 2021	December 26, 2020	December 28, 2019
	In millions
Current taxes:
U.S.	$—	$—	$—
Non-U.S.	(47)	(37)	(35)
Total current provision for income taxes	$(47)	$(37)	$(35)
	Year ended
	December 25, 2021	December 26, 2020	December 28, 2019
	In millions
Deferred taxes:
U.S.	$(30)	$—	$—
Non-U.S.	59	53	32
Total deferred provision for income taxes	$29	$53	$32
Total benefit (provision) for income taxes	$(18)	$16	$(3)
Income taxes reconciliation
The difference between the tax provision at the statutory federal income tax rate and the benefit (provision) for income taxes as a percentage of loss before income taxes (effective tax rate) for each year was as follows:
	December 25, 2021	December 26, 2020	December 28, 2019
	%
Statutory federal income tax rate	21.0	21.0	21.0
Increase (reduction) in rate resulting from:
Foreign rate differential	(1.9)	0.5	(16.8)
Technology incentives – current	183.1	28.2	16.1
Technology incentives – deferred	(116.4)	(29.1)	(16.6)
U.S. branch taxation of foreign operations	(54.4)	—	—
Decrease (increase) in uncertain tax position, net	(0.3)	0.2	0.6
Share-based compensation related adjustments	(13.7)	(4.1)	(1.5)
Increase in valuation allowance	(50.0)	(7.7)	(3.7)
Non-deductible expenses and other	1.0	(1.5)	—
Effective tax rate	(31.6)	7.5	(0.9)
In the tax year ended December 25, 2021, Mobileye’s Israeli operations became taxable in the U.S. as a branch entity. As a result, certain operations are taxed both in the U.S. and locally in Israel. For U.S. tax purposes, there were favorable current tax deductions that could not be benefited due to a valuation allowance position. This resulted in a residual tax expense associated with a deferred tax liability recorded for goodwill.
In Israel, the Company benefits from a reduced tax rate under the Special Preferred Technological Enterprise status under the Law for the Encouragement of Capital Investments, 1959, or the Investment Law.
Under the Investment Law, income derived by Preferred Companies from ‘Special Preferred Technological Enterprises’ (as defined in the 2017 Amendment), would be subject to 6% tax rate on income deriving from intellectual property, subject to a number of conditions being fulfilled, including a minimal amount or ratio of annual research and development expenditures and research and development employees, as well as having at least 25% of annual income derived from exports. Special Preferred Technological Enterprise is defined as an enterprise which meets the aforementioned conditions and for which total consolidated revenue of its Parent company and all subsidiaries are more than ILS10 billion.
Deferred income taxes
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax liabilities and assets are classified as long term on the combined balance sheets.
Significant components of the Company’s deferred tax assets and deferred tax liabilities were as follows:
	December 25, 2021	December 26, 2020
	In millions
Deferred tax assets
Share-based compensation	$80	$10
Provisions for employee benefits	8	6
Net operating losses carryforward	198	26
Research and development expenses	105	22
Gross deferred tax assets	391	64
Valuation allowance	(229)	—
Total deferred tax assets	162	64
Deferred tax liabilities
Intangible assets	(181)	(264)
Goodwill	(152)	—
Total deferred tax liabilities	(333)	(264)
Net deferred tax liabilities	$(171)	$(200)
In the tax year ending December 25, 2021, Mobileye’s Israeli operations became taxable in the U.S. as a branch entity. As a result, the Company recognized the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for U.S. income tax purposes which resulted in a net deferred tax liability after evaluation of deferred tax assets for realizability.
Change in valuation allowance for deferred tax assets were as follows:
	Year ended
	December 25, 2021	December 26, 2020	December 28, 2019
	In millions
Valuation allowance at beginning of year	$—	$—	$1
Additions	185	—	—
Income tax expense	44	—	(1)
Valuation allowance at end of year	$229	$—	$—
For purposes of these combined financial statements, the income tax expense and deferred tax balances have been prepared as if the Company filed income tax returns on the separate return method. Net operating losses generated by the Company that have been utilized as part of the Intel consolidated tax return filing have not been reflected in these combined financial statements based on a return reality methodology since they will not be available to offset taxable income of the Company in future periods. The Company had U.S.

net operating loss carryforwards of $275 million for the year ended December 25, 2021, which were generated in a separate tax return years before becoming eligible for consolidation with Intel (separate return losses) on July 17, 2021.
The Company has generated a non-U.S. net operating loss carryforward of $131 million for the year ended December 25, 2021. This net operating loss carryforward amount relates primarily to operations in Israel and has an indefinite carry-forward period.
Realization of deferred tax assets is based on the Company’s judgment and various factors including reversal of deferred tax liabilities, the ability to generate future taxable income in jurisdictions where such assets have arisen, and potential tax planning strategies. A valuation allowance is recorded in order to reduce the deferred tax assets to the amount expected to be realized in the future. The valuation allowance for the years presented are primarily related to U.S. branch deferred tax assets not currently expected to be realized given that the Company has sustained recent losses based on the separate return method.
The Company intends to indefinitely reinvest undistributed foreign earnings into foreign operations and expects future U.S. cash generated to be sufficient to meet future U.S. cash needs. Therefore, the Company has not provided for deferred income taxes on undistributed foreign earnings. In making this determination, the Company evaluates both near-term and long-term fiscal needs of its U.S. domestic operations and its foreign subsidiaries. The estimation of the unrecognized deferred tax liability on undistributed foreign earnings is not practicable for the combined balance sheets dates presented.
Uncertain tax positions
A reconciliation of the beginning and ending amount of unrecognized tax benefits related to uncertain tax positions was as follows:
	Year ended
	December 25, 2021	December 26, 2020	December 28, 2019
	In millions
Balance at the beginning of the year	$4	$5	$10
Settlements with taxing authorities	—	(1)	(4)
Lapse of statute of limitations	—	—	(1)
Balance at the end of the year	$4	$4	$5
As of December 25, 2021 and December 26, 2020, the Company had accrued $1 million and $1 million, respectively, for interest and penalties payable related to uncertain tax positions. The allowance for uncertain tax positions is included in other current and long-term liabilities on the combined balance sheets. The tax expenses related to uncertain tax positions included penalties and interest for the years ended December 25, 2021, December 26, 2020, and December 28, 2019, were not material.
All the balance of unrecognized tax benefits, if recognized, would reduce the Company’s annual effective tax rate.
There are no material changes anticipated in the uncertain tax positions in the next twelve months, except in the case of settlements with tax authorities, the likelihood and timing of which is difficult to estimate, and in the lapse of statutes of limitations. The Company estimates that the unrecognized tax benefits as of December 25, 2021 could decrease by as much as $2 million in the next 12 months due to lapses in statutes of limitations.
The Company files income tax returns in the U.S., Israel, and in other certain foreign jurisdictions. The Company is no longer subject to U.S. and Israeli tax examinations for years prior to 2018 and 2016, respectively.

NOTE 8   RELATED PARTY TRANSACTIONS
The Company has entered into a series of related party arrangements with Intel. The arrangements were as follows:
Equity Conversion Arrangements for Purposes of Funding Acquisitions
For purposes of the Mobileye Acquisition, Intel entered into a loan agreement in 2017 to make available to the Company up to an aggregate principal amount of $20 billion (the “2017 Loan”). The amount of the 2017 Loan was denominated in U.S. dollars and the interest rate was based on the short term quarterly Applicable Federal Rate published by the Internal Revenue Service.
In 2019, the outstanding principal balance of $15.3 billion on the 2017 Loan was converted to equity as a contribution by Intel to the Company, thereby canceling the principal. In 2020, $679 million of accrued interest was converted to equity as a contribution by Intel to the Company.
There was no outstanding principal or interest balance as of December 25, 2021 and December 26, 2020. Interest expense recognized by the Company totaled $0 million, $1 million, and $257 million for the years ended December 25, 2021, December 26, 2020, and December 28, 2019, respectively.
Loan arrangements
The Company entered into a series of bilateral lending/borrowing arrangements with Intel. The purposes of the facilities are to enable bilateral cash movements between the parties. The arrangements are denominated in U.S dollars. Interest rates unless otherwise specified are based on three-month LIBOR.
In 2017, Intel along with the Company, entered into a bilateral lending/borrowing arrangement (“Arrangement 1”) to make available to either party up to an aggregate principal amount of $1.5 billion. Arrangement 1 has a mechanism of automatic renewal for additional periods of one year. In 2021, Arrangement 1 was amended to increase the capacity from $1.5 billion to $1.8 billion, and the maturity date was extended to December 2022.
In 2017, Intel along with the Company, entered into a bilateral lending/borrowing arrangement (“Arrangement 2”) to make cash available to either party up to an aggregate principal amount of $750 million. Arrangement 2 matures September 2022 with a mechanism of automatic renewal of Arrangement 1 for additional periods of one year.
In 2021, the Company and Intel entered into a bilateral lending/borrowing arrangement (“Arrangement 3”) to make cash available to either party up to an aggregate principal amount of $100 million. Arrangement 3 has a maturity date of July 2022 with the option to extend Arrangement 3 for an additional period of one year. The interest rate is based on an applicable margin of 0.0% with an option for Intel to elect to increase or decrease the applicable margin on or after the first day of the 2022 fiscal year. If the election to increase the applicable margin is applied, the spread adjustment would be reflective of the difference between three-month LIBOR and the term Secured Overnight Financing Rate (“SOFR”).
The total outstanding balance of the aforementioned loan arrangements is approximately $1.3 billion, which is reflected in current assets as a related party loan as of December 25, 2021 and December 26, 2020 based on the maturity date as of each balance sheet period. Interest income recognized by the Company totaled $3 million, $6 million, and $22 million for the years ended December 25, 2021, December 26, 2020, and December 28, 2019, respectively.
Stock Compensation Recharge Agreement
The Company entered into a stock compensation recharge agreement with Intel, which requires the Company to reimburse Intel for certain amounts relating to the value of share-based compensation provided to the Company’s employees for RSUs or stock options exercisable in Intel stock. The liability associated with the stock compensation recharge agreement that is reflected on the combined balance sheets, under related party payable was approximately $162 million and $0 million as of December 25, 2021 and December 26, 2020, respectively. As for the inclusion of the Company’s employees in Intel’s equity incentive plan, see Note 6.

Hedging services
Intel centrally hedges its exposure to changes in foreign exchange rates. The Company entered into a hedging services agreement with Intel, to which, the Company is entitled to a certain allocation of the gains and losses arising from the execution of the hedging contracts.
Development Services and Lease
Intel entered into agreements with the Company to provide certain development services, including research, technical work on technology, products and solutions, construction and ancillary administrative services and use of space in Intel’s building in Israel. The Company paid for these services on a quarterly basis. These costs are included in the combined statements of operations and comprehensive income (loss) primarily on a specific and direct attribution basis, as described in Note 2.
Other services to a related party
The Company reimbursed its Chief Executive Officer for reasonable travel related expenses incurred while conducting business on behalf of the Company. For the years ended December 25, 2021, December 26, 2020, and December 28, 2019, travel related reimbursements were $1.1 million, $0.5 million and $1.2 million, respectively.
NOTE 9   BUSINESS COMBINATION
In May 2020, Moovit was acquired for total consideration of $915 million. An amount of $90 million was retained to be paid to Moovit’s former shareholders after 18 months in order to cover any potential indemnities that arise in the first 18 months post-acquisition. It was determined that the payment of all the deferred acquisition consideration to Moovit’s former stockholders was probable, and therefore, the total of $90 million was included in purchase consideration as a liability incurred to the sellers. This deferred acquisition consideration was fully paid to Moovit’s former shareholders in 2021. Total consideration includes the previously held ownership by Intel of 6% of Moovit originally acquired in 2018 and was contributed by Intel to the Company.
The fair value of goodwill and intangible assets recognized in connection with the Moovit acquisition was $604 million and $340 million, respectively. The intangible assets were comprised of $286 million of developed technology and $54 million of customer relationships and brands. The goodwill arising from the Moovit Acquisition is attributed to synergies and benefits that are expected to be generated from the collaboration between Mobileye and Moovit. Substantially all of the goodwill will not be deductible for tax purposes in Israel. The acquisition-related developed technology is primarily related to Moovit’s monthly active user base and application platform. The acquisition related costs were not material to these combined financial statements.
Pro forma information has not been included for the Moovit Acquisition given the insignificant impact on the Company’s results of operation for the years ended December 26, 2020 and December 28, 2019.
NOTE 10   GOODWILL
The following table presents the changes in the carrying amount of goodwill by segment for the years ended December 25, 2021 and December 26, 2020. The balance attributed to Mobileye as of December 28, 2019 represents the goodwill arising from the Mobileye Acquisition as described in Note 1. The Company did not record any impairment of goodwill for any of the periods presented.
	Year ended
	December 28, 2019	Acquisitions	December 26, 2020	Acquisitions	December 25, 2021
	In millions
Mobileye	$10,291	$493	$10,784	$—	$10,784
Other	—	111	111	—	111
	$10,291	$604	$10,895	$—	$10,895

NOTE 11   IDENTIFIED INTANGIBLE ASSETS
	December 25, 2021			December 26, 2020
	Gross Assets	Accumulated Amortization	Net Carrying Amount	Gross Assets	Accumulated Amortization	Net Carrying Amount
	In millions
Developed technology	$3,991	$1,419	$2,572	$3,091	$1,000	$2,091
In-process research and development	—	—	—	900	—	900
Customer relationships and brands	831	332	499	831	242	589
Total	$4,822	$1,751	$3,071	$4,822	$1,242	$3,580
Amortization expenses recorded for developed technology and customer relationships and brands were recorded in cost of revenue and sales and marketing, respectively, in the combined statements of operations and comprehensive income (loss) for each year presented. In process research and development was completed during 2021 and reclassified to developed technology. The Company did not record any impairment of intangible assets for any of the periods presented.
The following table presents the amortization expenses recorded for these identified intangible assets and their weighted average useful lives:
	Year ended			Weighted Average Useful Life In years
	December 25, 2021	December 26, 2020	December 28, 2019
	In millions
Developed technology	$419	$368	$261	10
Customer relationships and brands	90	82	66	12
Total amortization expense	$509	$450	$327
The Company expects future amortization expenses for the next five years and thereafter to be as follows:
	2022	2023	2024	2025	2026	Thereafter	Total
	In millions
Future amortization expenses	$544	$474	$445	$443	$332	$833	$3,071
NOTE 12   SEGMENT INFORMATION
An operating segment is defined as a component of an enterprise for which discrete financial information is available and is reviewed regularly by the Chief Operating Decision Maker (“CODM”), or decision-making group, to evaluate performance and make operating decisions. The Company has identified its CODM as the Chief Executive Officer (“CEO”).
The Company’s organizational structure and management reporting supports two operating segments: Mobileye and Moovit. The CODM evaluates performance, makes operating decisions and allocates resources based on the financial data of these operating segments. Operating segments do not record inter-segment revenue.
Mobileye is the Company’s only reportable operating segment and Moovit is presented within “Other” as per ASC 280, Segment Reporting. Segment performance (which is the operating income reported) excludes the amortization of acquisition-related intangible assets. The measure of assets has not been disclosed for each segment as it is not regularly reviewed by the CODM.
The accounting policies of the individual segments are the same as those described in the summary of significant accounting policies in Note 2 to the combined financial statements.

The following is segment results for each year as follows:
	Year ended December 25, 2021
	Mobileye	Other	Amounts not allocated to segments	Combined
	In millions
Revenue	$1,363	$23	$—	$1,386
Cost of revenue	308	4	419	731
Research and development, net	505	39	—	544
Sales and marketing	30	14	90	134
General and administrative	21	13	—	34
Segment performance	$499	$(47)	$(509)	$(57)
Interest income with a related party				3
Other expense				(3)
Loss before income taxes				(57)
Share-based compensation	85	12	—	97
Depreciation of property and equipment	17	—	—	17
	Year ended December 26, 2020
	Mobileye	Other	Amounts not allocated to segments	Combined
	In millions
Revenue	$956	$11	$—	$967
Cost of revenue	221	2	368	591
Research and development, net	417	23	—	440
Sales and marketing	26	8	82	116
General and administrative	28	5	—	33
Segment performance	$264	$(27)	$(450)	$(213)
Interest income with a related party				6
Other expense				(5)
Loss before income taxes				(212)
Share-based compensation	82	3		85
Depreciation of property and equipment	13	—	—	13

	Year ended December 28, 2019
	Mobileye	Other	Amounts not allocated to segments	Combined
	In millions
Revenue	$879	$—	$—	$879
Cost of revenue	195	—	261	456
Research and development, net	384	—	—	384
Sales and marketing	34	—	66	100
General and administrative	25	—	—	25
Segment performance	$241	$—	$(327)	$(86)
Interest expense with a related party				(235)
Other expense				(4)
Loss before income taxes				(325)
Share-based compensation	76	—	—	76
Depreciation of property and equipment	11	—	—	11
Total revenues based on the country that the product was shipped to were as follows:
	Year ended
	December 25, 2021	December 26, 2020	December 28, 2019
	In millions
U.S.	$363	$254	$293
China	270	134	78
Germany	263	153	74
United Kingdom	198	161	171
South Korea	107	96	78
Singapore	42	41	43
Hungary	66	67	75
Rest of World	77	61	67
	$1,386	$967	$879
The Company generates the vast majority of its revenue from the sale of the EyeQ® SoCs to OEM customers through Tier 1 suppliers. Revenue generated by other product types was deemed to be not material.
Major Customers
Revenue from major customers that amount to 10% or more of total revenue:
	Year ended
	December 25, 2021	December 26, 2020	December 28, 2019
Revenue from major customers
Percent of total revenue
Customer A	35%	35%	42%
Customer B	19%	13%	*
Customer C	17%	17%	20%
Customer D	*	10%	*
Customer E	*	10%	*

*
Less than 10%

NOTE 13   SUBSEQUENT EVENTS
The combined financial statements of the Company are derived from the consolidated financial statements of Intel, which were previously issued for the year ended December 25, 2021 on January 26, 2022. Accordingly, the Company has evaluated transactions or other events for consideration as recognized subsequent events in these combined financial statements through January 26, 2022. Additionally, the Company has evaluated transactions and other events that occurred through March 2, 2022, the date these combined financial statements were available to be issued, for purposes of disclosure of unrecognized subsequent events.

Through and including           , 2022 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
           Shares
Mobileye Holdings Inc.
Class A Common Stock

PRELIMINARY PROSPECTUS

Goldman Sachs & Co. LLCMorgan Stanley

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.   Other Expenses of Issuance and Distribution.
The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee.
Amount To Be Paid
Registration fee	$	*
FINRA filing fee		*
Listing fees		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expense		*
Miscellaneous		*
Total	$	*

*
To be provided by amendment.

Item 14.   Indemnification of Directors and Officers.
Section 145 of the Delaware General Corporation Law (the “DGCL”), provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant’s certificate of incorporation provides for indemnification by the Registrant of members of its board of directors, members of committees of its board of directors and of other committees of the Registrant, and its executive officers, and allows the Registrant to provide indemnification for its other officers and its agents and employees, and those serving another corporation, partnership, joint venture, trust or other enterprise at the request of the Registrant, in each case to the maximum extent permitted by the DGCL.
Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (4) for any transaction from which the director derived an improper personal benefit. The Registrant’s certificate of incorporation provides for such limitation of liability.
The Registrant has also entered into separate indemnification agreements with each of its directors and officers which are in addition to the Registrant’s indemnification obligations under its certificate of incorporation. These indemnification agreements may require the Registrant, among other things, to indemnify its directors and officers against expenses and liabilities that may arise by reason of their status as directors and officers, subject to certain exceptions. These indemnification agreements may also require the

Registrant to advance any expenses incurred by its directors and officers as a result of any proceeding against them as to which they could be indemnified and to obtain and maintain directors’ and officers’ insurance.
The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.
The proposed form of underwriting agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.
Item 15.   Recent Sales of Unregistered Securities.
On January 21, 2022, in connection with the formation of Mobileye Holdings Inc., we sold 100 shares of our common stock, par value $0.01 per share, to Intel Overseas Funding Corporation, a wholly owned subsidiary of Intel Corporation, at par value for an aggregate purchase price of $1.00 pursuant to Section 4(a)(2) of the Securities Act. We intend to effect a recapitalization in connection with the Reorganization (as defined in Part I of this Registration Statement).
Item 16.   Exhibits and Financial Statement Schedules.
a.
Exhibits

The exhibit index attached hereto is incorporated herein by reference.
b.
Financial Statement Schedules

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.
Item 17.   Undertakings.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX
EXHIBIT NO.	DESCRIPTION OF EXHIBIT
1.1*	Form of Underwriting Agreement
3.1*	Certificate of Incorporation of the Registrant
3.2*	Certificate of Amendment to the Certificate of Incorporation of the Registrant
3.3*	Bylaws of the Registrant of the Registrant
3.4*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of this offering
3.5*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of this offering
5.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
10.1†*	Mobileye Holdings Inc. 2022 Equity Incentive Plan
10.2†*	Form of Restricted Share Unit Agreement
10.3*	Form of Indemnification Agreement between the Registrant and each of its Executive Officers and Directors
10.4*	Form of Registration Rights Agreement between the Registrant and Intel
10.5*	Form of Stockholders Agreement between the Registrant and Intel
10.6*	Form of Administrative Services Agreement between the Registrant and Intel
10.7*	Form of Intellectual Property Agreement between the Registrant and Intel
10.8*	Form of Master Technology Agreement between the Registrant and Intel
10.9*	Form of Procurement Agreement between the Registrant and Intel
10.10*	Form of Tax Sharing Agreement between the Registrant and Intel
21.1*	List of Subsidiaries of the Registrant
23.1*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)
23.2*	Consent of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm.
24.1	Powers of Attorney (included on the signature pages)
107*	Filing Fee Table

*
To be filed by amendment.

†
Compensatory plan or arrangement.

SIGNATURES
Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Jerusalem, Israel, on           , 2022.
Mobileye Holdings Inc.
By:	Name: Professor Amnon Shashua Title: Chief Executive Officer and President
POWER OF ATTORNEY
KNOW ALL BY THESE PRESENT, that each person whose signature appears below constitutes and appoints        ,        , and        and each of them, his, her or their true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his, her or their name, place and stead, in any and all capacities, to execute any or all amendments including any post-effective amendments and supplements to this registration statement, and any additional registration statement filed pursuant to Rule 462, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he, she or they might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on the date indicated below:
Signature	Title	Date
Professor Amnon Shashua	Chief Executive Officer, President, and Director (Principal Executive Officer)	, 2022
	(Principal Financial and Accounting Officer)	, 2022
Patrick P. Gelsinger	Chair of the Board of Directors	, 2022